As filed with the Securities and Exchange Commission on March 27, 1996
==============================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                ______________


                                    FORM 10


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) or 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                _______________


                             FOOTWEAR GROUP, INC.
            (Exact name of registrant as specified in its charter)

                 DELAWARE                           APPLIED FOR
      (State or other jurisdiction of            (I.R.S. Employer
      incorporation or organization)            Identification No.)

          933 MACARTHUR BOULEVARD
            MAHWAH, NEW JERSEY
           (Address of principal                       07430
            executive offices)                      (Zip Code)

                                (201) 934-2000
             (Registrant's telephone number, including area code)


                                _______________


                          Securities to be registered
                     pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered
         -------------------                 ------------------------------

         Common Stock, par value             The New York Stock Exchange,
           $.01 per share                      Inc.

                          Securities to be registered
                     pursuant to Section 12(g) of the Act:

                                     None

==============================================================================

                             Footwear Group, Inc.

                 Information Included In Information Statement
                   And Incorporated In Form 10 By Reference

             Cross-Reference Sheet Between Information Statement
                             And Items Of Form 10

                                                      Location in
Item                                             Information Statement
------                                           ---------------------

Item 1.   Business........................... SUMMARY; CERTAIN CONSIDERATIONS;
                                              THE DISTRIBUTION;
                                              MANAGEMENT'S DISCUSSION AND
                                              ANALYSIS OF FINANCIAL
                                              CONDITION AND RESULTS OF
                                              OPERATIONS;  THE BUSINESS;
                                              COMBINED FINANCIAL STATEMENTS

Item 2.   Financial Information.............. SUMMARY; CERTAIN CONSIDERATIONS;
                                              CAPITALIZATION;  UNAUDITED
                                              PRO FORMA COMBINED FINANCIAL
                                              INFORMATION;  SELECTED
                                              FINANCIAL DATA;  MANAGEMENT'S
                                              DISCUSSION AND ANALYSIS OF
                                              FINANCIAL CONDITION AND
                                              RESULTS OF OPERATIONS;
                                              COMBINED FINANCIAL STATEMENTS

Item 3.   Properties......................... THE BUSINESS

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management... SECURITY OWNERSHIP OF CERTAIN
                                              BENEFICIAL OWNERS AND MANAGEMENT

Item 5.   Directors and Executive Officers... MANAGEMENT

Item 6.   Executive Compensation............. MANAGEMENT; SECURITY OWNERSHIP
                                              OF CERTAIN BENEFICIAL OWNERS
                                              AND MANAGEMENT

Item 7.   Certain Relationships and Related
          Transactions....................... SUMMARY; RELATIONSHIP BETWEEN
                                              THE COMPANY AND MELVILLE; THE
                                              DISTRIBUTION

Item 8.   Legal Proceedings.................. THE BUSINESS

Item 9.   Market Price of and Dividends on
          the Registrant's Common Equity
          and Related Stockholder Matters.... SUMMARY; CERTAIN CONSIDERATIONS;
                                              THE DISTRIBUTION; TRADING
                                              MARKET; DIVIDENDS; SECURITY
                                              OWNERSHIP OF CERTAIN
                                              BENEFICIAL OWNERS AND
                                              MANAGEMENT; DESCRIPTION OF
                                              CAPITAL STOCK

Item 10.  Recent Sales of Unregistered
          Securities......................... NONE

Item 11.  Description of Registrant's
          Securities to be Registered........ CERTAIN CONSIDERATIONS;
                                              DESCRIPTION OF CAPITAL STOCK;
                                              CERTAIN STATUTORY, CHARTER AND
                                              BYLAW PROVISIONS

Item 12.  Indemnification of Directors and
          Officers........................... LIABILITY AND INDEMNIFICATION
                                              OF DIRECTORS AND OFFICERS

Item 13.  Financial Statements and
          Supplementary Data................. SUMMARY; MANAGEMENT'S DISCUSSION
                                              AND ANALYSIS OF FINANCIAL
                                              CONDITION AND RESULTS OF
                                              OPERATIONS;  COMBINED
                                              FINANCIAL STATEMENTS

Item 14.  Changes in and Disagreements with
          Accountants on Accounting and
          Financial Disclosure............... NONE

Item 15.  Financial Statements and Exhibits

               (a) Financial Statements--See Index to Combined Financial
                   Statements

               (b) Exhibits:


Exhibit
Number    DESCRIPTION
-------   -----------

2.1      Distribution Agreement, dated as of            , 1996,
         between Melville Corporation ("Melville") and the Registrant.*

3.1      Amended and Restated Articles of Incorporation of the Registrant.*

3.2      Amended and Restated Bylaws of the Registrant.*

10.1 Master Agreement, dated as of June 9, 1995, between Kmart Corporation and the Registrant, as amended.*

10.2     Tax Sharing Agreement, dated as of         , 1996, between Melville
         and the Registrant.*

10.3     1996 Incentive Compensation Plan of Registrant.*

10.4     1996 Non-Employee Director Stock Plan of Registrant.*

10.5     Form of Executive Employment Agreement.*

10.6     Supplemental Executive Retirement Plan of Registrant.*

21.1     Subsidiaries of the Registrant.*

---------
(*)  To be filed by amendment.

                                   SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 FOOTWEAR GROUP, INC.


                                         /s/  Carlos E. Alberini
                                 By: ________________________________
                                      Name:   Carlos E. Alberini
                                      Title:  Chief Financial Officer


Date:  March 27, 1996


                       [Melville Corporation Letterhead]

                                                                 , 1996



Dear Shareholder:

I am pleased to inform you that the Board of Directors of Melville Corporation has approved a distribution to our shareholders of all the outstanding shares of common stock of Footwear Group, Inc. ("FGI") to holders of record of Melville common stock on , 1996. In the distribution you will receive shares of FGI common stock for shares of Melville common stock you hold on the record date.

The distribution of FGI common stock is part of Melville's comprehensive strategic restructuring program announced in October 1995. Your Board of Directors has concluded that the distribution is in the best interests of Melville, FGI and Melville's shareholders in light of, among other factors, the significant overall aggregate cost savings expected to be achieved and the expected resultant increase in overall profitability of the separate companies, the increased strategic clarity of the companies, the ability of the financial markets to evaluate the companies more effectively, and the ability to offer management incentives in a manner that is more directly linked to the performance of the respective companies, thereby better aligning these incentives with the interests of shareholders.

The enclosed Information Statement explains the proposed distribution in detail and provides important financial and other information regarding FGI. We urge you to read it carefully. Holders of Melville common stock are not required to take any action to participate in the distribution. A stockholder vote is not required in connection with this matter and, accordingly, your proxy is not being sought.

                                 Very truly yours,


         Preliminary and Subject to Completion, Dated __________, 1996


INFORMATION STATEMENT

                             FOOTWEAR GROUP, INC.

                                 COMMON STOCK
                          (par value $.01 per share)

   This Information Statement relates to the distribution (the "Distribution") by Melville Corporation ("Melville") of 100% of the shares of common stock, par value $.01 per share (the "Company Common Stock"), of Footwear Group, Inc., a Delaware corporation ("FGI" or the "Company"), outstanding on the Distribution Date (as defined below) to holders of Melville's common stock, par value $1.00 per share ("Melville Common Stock"). Such shares of Company Common Stock will represent all of the Company Common Stock owned by Melville on the Distribution Date and will be distributed by Melville to its
shareholders of record as of the close of business on      , 1996 (the "Record
Date") on the basis of    shares of Company Common Stock for every      shares
of Melville Common Stock held of record on the Record Date. No consideration will be paid to Melville or the Company by Melville shareholders for the shares of Company Common Stock received in the Distribution. Following the Distribution, Melville will own no shares of Company Common Stock or other securities of the Company.

   The Distribution is currently expected to be effected on or about        ,
1996 (the date on which the Distribution is effected being the "Distribution Date"). Certificates representing the shares of Company Common Stock will be mailed to Melville shareholders on the Distribution Date or as soon thereafter as practicable.

   Prior to the time that the Distribution is effected, Melville will contribute to the Company all of the outstanding shares of capital stock of the subsidiaries that own and operate Melville's Meldisco, Footaction and Thom McAn businesses, in accordance with the terms of the Distribution Agreement to be entered into prior to the Distribution Date between Melville and the Company, the form of which is filed as an exhibit to the Registration Statement on Form 10 (the "Form 10") filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of which this Information Statement is a part. See "The Distribution" and "Relationship Between The Company and Melville." At the time of the Distribution, the Company will own the Meldisco, Footaction and Thom McAn businesses.

   There has been no trading market for the Company Common Stock, although it is expected that a "when-issued" trading market may develop on or about the Record Date. Application will be made to list the Company Common Stock on the
New York Stock Exchange under the symbol "    ".  See "Trading Market."

   In reviewing this Information Statement, stockholders should carefully consider the matters described under the section entitled "Certain Considerations."


          SHAREHOLDER APPROVAL IS NOT REQUIRED IN CONNECTION WITH THE
             DISTRIBUTION.  WE ARE NOT ASKING YOU FOR A PROXY AND
                   YOU ARE REQUESTED NOT TO SEND US A PROXY.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

           The date of this Information Statement is        , 1996.

                               TABLE OF CONTENTS


                                                               PAGE


Introduction...................................................
Summary........................................................
Certain Considerations.........................................
The Distribution...............................................
Relationship Between the Company and Melville..................
Trading Market.................................................
Dividends......................................................
Unaudited Pro Form Combined Financial Statements...............
Pro Forma Capitalization.......................................
Selected Historical Combined Financial Data....................
Management's Discussion and Analysis of Financial Condition and
   Results of Operations.......................................
The Business...................................................
Management.....................................................
Security Ownership of Certain Beneficial Owners
   and Management..............................................
Description of Capital Stock...................................
Certain Statutory, Charter and Bylaw Provisions................
Independent Accountants........................................
Additional Information.........................................
Index to Combined Financial Statements.........................



[Photographs to be included on inside cover page.]


                                 INTRODUCTION

   On       , 1996, the Board of Directors of Melville declared a dividend payable to holders of record of Melville Common Stock at the close of business
on       , 1996 (the "Record Date") of     shares of Company Common Stock for
every        shares of Melville Common Stock owned of record on the Record
Date. It is expected that certificates representing shares of Company Common Stock will be mailed to Melville shareholders on the Distribution Date or as soon thereafter as practicable.

   Prior to the Distribution Date, all of the outstanding capital stock of the subsidiaries that own and operate the Meldisco, Footaction and Thom McAn businesses (such Meldisco, Footaction and Thom McAn businesses being referred to herein as "Meldisco", "Footaction" and "Thom McAn", respectively) will have been transferred by Melville to, and will be owned by, the Company. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to Melville shareholders. Melville will not own any securities of the Company immediately after the Distribution.

   Melville shareholders with inquiries relating to the Distribution should contact the Distribution Agent, or Melville Corporation, Corporate Secretary, One Theall Road, Rye, New York 10580. Melville's telephone number is (914) 925-4000. After the Distribution, stockholders of the Company with inquiries relating to the Distribution or their investment in the Company should contact Footwear Group, Inc., Corporate Secretary, 933 MacArthur Boulevard, Mahwah, New Jersey 07430. The Company's telephone number is (201) 934-2000.

   No action is required by Melville shareholders in order to receive the Company Common Stock to which they are entitled in the Distribution.


                                    SUMMARY


   The following is a brief summary of the matters covered by this Information Statement and is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Unless the context indicates otherwise, the "Company" means Footwear Group, Inc. and its subsidiaries after giving effect to the Distribution.

                                  The Company

   FGI is a leading retailer of discount footwear, branded athletic footwear and apparel, and moderately-priced footwear. As of December 31, 1995, the Company operated 2,568 leased discount footwear departments in 50 states, Puerto Rico, the U.S. Virgin Islands, Guam, the Czech Republic, Slovakia, Mexico and Singapore through Meldisco, 439 branded athletic footwear and apparel specialty stores in 43 states and Puerto Rico through Footaction, and 315 moderately-priced footwear stores located primarily in the eastern U.S., Puerto Rico and the U.S. Virgin Islands through Thom McAn.

   The Company is a leading competitor in the U.S. retail footwear industry, which had sales of approximately $32.5 billion in 1995. In the discount footwear industry, the Company is the largest operator of leased footwear departments and is one of the three largest retailers of discount footwear. The Company's leased footwear operations had aggregate sales in 1995 of $1.2 billion representing approximately 3.7% and 7.5% of the industry's total dollar volume and aggregate unit sales, respectively. In 1994, the three largest retailers of discount footwear (including the Company) had aggregate sales of approximately $4.2 billion, representing approximately 66% of the discount footwear segment's total unit sales.

   As an operator of leased discount footwear departments, the Company believes that it has a lower fixed cost structure than its discount footwear competitors. Because of the Company's low fixed cost structure and its capital investment in 1995 and 1996 in a state-of-the-art distribution network and demand-driven merchandise replenishment system, the Company believes its discount footwear operating unit will be able to support substantial growth with minimal additional capital investment. The Company also believes that, through its merchandising and direct sourcing expertise, its discount footwear departments offer products of a quality/value mix that is superior to those of its discount competitors. In addition, the Company believes that it has certain competitive advantages in advertising, resulting from the promotion of its discount footwear products through weekly newspaper inserts that have a circulation of approximately 70 million.

   Footaction is a leading mall-based specialty retailer of branded athletic footwear, apparel and related accessories for the active lifestyle consumer. Aggregate sales of Footaction have grown from $218 million in 1992 to $424 million in 1995, representing a compounded annual growth rate of 24.8% compared to .8% compounded annual growth rate over the same period in footwear sales of the athletic specialty store segment. Footaction achieved this sales growth through an aggressive store expansion program and strong same store sales growth. Same store sales for 1995, 1994 and 1993 increased by 13.1%, 2.4% and 2.7%, respectively.

   Footaction is recognized as being one of the first to offer the latest and most popular styles of branded athletic footwear and apparel from its key vendors such as Nike, Fila, Adidas and Reebok which are highly desired by its target customers, 12 to 24 year olds. The Company believes that its new "large store" prototype, 4,000 to 6,500 square feet in size, represents a point of differentiation from competitors and positions Footaction to achieve its growth plans. Footaction's marketing efforts are designed to build traffic, sales and brand awareness among its target customers. Footaction's advertisements typically feature both Footaction and branded products, and may include celebrity endorsements. A portion of the cost of such advertising is offset by co-operative advertising allowances.

   Through its Thom McAn unit, the Company markets moderately-priced men's and women's private label footwear and accessories to quality and value conscious customers. Thom McAn's merchandising and marketing strategies are designed to differentiate its mix of moderately-priced footwear and accessories from its competitors in terms of quality, styling and value. Thom McAn has developed a business relationship with Nine West whose sourcing and fashion expertise, the Company believes, will help Thom McAn enhance the quality and styling of its women's product offerings.

   The Company's strategies are to achieve growth and increase profitability through (i) expansion of its businesses and (ii) improved operating performance within and across its operating units.

   Expansion. Because of the Company's industry experience, expertise and vendor relationships, it is well positioned to take advantage of consolidation in the retail footwear industry. The Company's strategy is to expand by capitalizing on growth opportunities in the branded athletic footwear and apparel specialty store and discount footwear segments. In the branded athletic footwear and apparel specialty store segment, the Company intends to expand by opening new 4,000 to 6,500 square foot "large store" prototype Footaction stores in new and existing markets, expanding certain of its traditional 2,000 square foot prototype stores to the new large store prototype, and engaging in strategic acquisitions, as opportunities become available. Footaction also intends to continue marketing programs directed at its primary customer base of 12 to 24 year olds in an effort to build traffic, sales and brand awareness and the perception that Footaction is one of the first to offer the latest and most popular styles of branded athletic footwear and apparel. In the discount footwear segment, the Company intends to grow by implementing strategies designed to expand its existing discount footwear customer base and by entering into business arrangements with new lessors to operate additional leased discount footwear departments. As an operator of leased departments, these new arrangements would require little or no additional capital investment on the part of the Company. The Company is also developing other retail formats and concepts focused on leveraging its footwear industry expertise and infrastructure investments. In addition, the Company is actively pursuing international opportunities in the discount footwear segment consistent with the Company's strategic objectives.

   Improved Operating Performance. The Company has undertaken various initiatives designed to increase sales and inventory turnover and to reduce costs. The Company is implementing a new state-of-the-art distribution network and a demand-driven merchandise replenishment system for its discount and moderately-priced operating units to complement Footaction's existing state-of-the-art facilities. These efforts are designed to reduce the cost of merchandise replenishment, significantly increase capacity utilization, provide greater flexibility with respect to inventory management practices, improve in-stock position and reduce the cost of and time involved in transporting inventory between factory and store. These initiatives are expected to be fully implemented by the end of 1996. The Company is also developing for its discount and moderately-priced operating units a price management system designed to permit customized pricing at the individual store level to reduce the effect of markdowns and thereby improve profitability. The Company has also developed and recently implemented initiatives designed to allow store associates to focus increased attention on customer service. In connection with the Distribution, the Company is consolidating certain administrative and distribution functions. This consolidation is expected to improve the Company's operating performance and to reduce its operating expenses by approximately $4 million in 1996 and $12.5 million in 1997.

   The Company is a holding company which, directly or indirectly through its wholly-owned subsidiaries, owns all of the outstanding shares of the capital stock of the subsidiaries that own and operate its Meldisco, Footaction and Thom McAn businesses. For a more detailed description of the Company's business, see "The Business." The Company was organized in Delaware on March 21, 1996. The Company's principal office is located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430. The Company's telephone number is (201) 934-2000.


                               The Distribution

   The following is a brief summary of certain terms of the Distribution.

Distributing Company..........   Melville Corporation.  After the
                                 Distribution, Melville will own no shares of Company Common Stock.

Primary Purposes of the
  Distribution................   Melville has concluded that the Distribution
                                 is in the best interests of Melville, the Company and Melville's shareholders. A principal factor considered by Melville in reaching such conclusion was that the Distribution will enable Melville and the Company to achieve significant overall aggregate cost savings. Melville also considered, among other things, overall aggregate profitability of the independent companies after the Distribution, the strategic clarity of the Company and Melville after the Distribution, that separating the two companies would permit the financial markets to evaluate both Melville and the Company more effectively, enhancement of the Company's financial strength in connection with the Distribution, and the ability of Melville and the Company to offer management incentives that are more directly linked to the performance of the respective businesses.
                                 See "The Distribution -- Background to and
                                 Reasons for the Distribution."

Securities To Be Distributed..   All of the outstanding shares of Company
                                 Common Stock.  Based on the number of shares
                                 of Melville Common Stock outstanding as of
                                         , 1996, it is estimated that
                                 approximately    shares of Company Common
                                 Stock will be distributed to Melville
                                 shareholders in the Distribution. After the Distribution, the Company estimates that the Company Common Stock will be held by approximately stockholders of record, although some of the shares may be registered in nominee names representing an additional number of stockholders.

Distribution Ratio............       shares of Company Common Stock for every
                                     shares of Melville Common Stock held by
                                 Melville shareholders of record on the Record Date.

Record Date...................         , 1996 (close of business)

Distribution Date.............         , 1996 (close of business).
                                 Certificates representing the shares of
                                 Company Common Stock will be mailed to
                                 Melville shareholders on the Distribution
                                 Date or as soon thereafter as practicable.

Distribution Agent............   Prior to the Distribution Date, the Company
                                 will appoint a distribution agent (the
                                 "Distribution Agent") in connection with the Distribution. The Company currently expects that the Registrar and Transfer Agent for the Company Common Stock will serve as the Distribution Agent.

Trading Market and Symbol.....   There has been no trading market for the
                                 Company Common Stock, although it is expected
                                 that a "when-issued" trading market may
                                 develop on or about the Record Date.
                                 Application will be made to list the Company
                                 Common Stock on the New York Stock Exchange
                                 under the symbol "   ."  See "Trading Market."

Tax Consequences..............   Melville has filed an application for a
                                 private letter ruling from the Internal
                                 Revenue Service to the effect that the
                                 Distribution will qualify as a tax-free
                                 distribution for federal income tax purposes.
                                 See "The Distribution -- Certain Federal
                                 Income Tax Consequences" for a more detailed description of the federal income tax consequences of the Distribution.

Certain Considerations........   Stockholders should carefully consider the
                                 matters discussed under the section entitled
                                 "Certain Considerations" in this Information
                                 Statement.

No Fractional Shares..........   No fractional shares of Company Common Stock
                                 will be distributed. All fractional share interests will be aggregated and sold by the Distribution Agent and the cash proceeds distributed to those stockholders otherwise entitled to a fractional interest. See "The
                                 Distribution--Description of the
                                 Distribution."

Relationship with Melville
  After the Distribution......   In connection with the Distribution, Melville
                                 and the Company will enter into the
                                 Distribution Agreement and the Tax Sharing
                                 Agreement described under "Relationship
                                 Between the Company and Melville." These agreements are not the result of arm's length negotiations. Mr. Stanley P. Goldstein,
                                 Chairman and Chief Executive Officer of
                                 Melville, will serve on the Board of
                                 Directors of the Company after the
                                 Distribution. The Company currently intends to elect to its Board of Directors, as of or prior to the Distribution, M. Cabell
                                 Woodward, Jr. and Terry R. Lautenbach each of whom is a current director of Melville.
                                 Additional or modified agreements,
                                 arrangements and transactions may be entered into between Melville and the Company after the Distribution, which will be negotiated at arm's length. See "Relationship Between the Company and Melville" and "Management --
                                 Directors and Executive Officers."


              Summary Selected Historical Combined Financial Data

   Prior to the Distribution Date, the Company and its Meldisco, Footaction and Thom McAn operating units have been operated as part of Melville. The table below sets forth selected historical combined financial data for the Company. The historical financial data presented below reflects periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

   The following selected historical combined financial data of the Company for the years ended December 31, 1995, 1994 and 1993 and as of December 31, 1995 and 1994 are derived from and should be read in conjunction with the Company's historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements." Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Combined Financial Statements."

                                                       1995(1)          1994             1993          1992(1)          1991
                                                      ---------       ---------       ---------       ---------       --------

Statement of Income Data:  ($ in millions)
    Net sales                                          $1,827.3       $ 1,839.9       $ 1,713.1       $ 1,840.0       $1,747.4
    Cost of sales                                       1,282.8         1,269.1         1,168.5         1,243.4        1,197.6
                                                      ---------       ---------       ---------       ---------       --------
    Gross profit                                          544.5           570.8           544.6           596.6          549.8
    Store operating, selling, general and
      administrative expenses                             419.3           390.1           362.4           398.7          372.5
    Depreciation and amortization                          26.7            25.9            20.9            22.3           19.2
                                                      ---------       ---------       ---------       ---------       --------
    Operating profit before restructuring
      and asset impairment charges                         98.5           154.8           161.3           175.6          158.1
    Restructuring and asset impairment
      charges(2)                                           51.8              --              --           100.9             --
                                                      ---------       ---------       ---------       ---------       --------
    Operating profit                                       46.7           154.8           161.3            74.7          158.1
    Interest income, net                                   37.5            26.9            20.7            22.3           35.6
    Provision for income taxes                             23.2            53.1            56.6            19.4           59.7
    Minority interests in net income                       38.4            51.9            47.3            53.8           50.4
    Cumulative effect of changes in
      accounting principle, net(3)                          3.9              --              --            22.1             --
                                                      ---------       ---------       ---------       ---------       --------
    Net income                                        $    18.7       $    76.7       $    78.1       $     1.7       $   83.6
                                                       =========       =========       =========       =========       ========
Balance Sheet Data: ($ in millions)
    Current assets:
      Due from parent and other divisions             $   710.8       $   727.7       $   706.1       $   731.8       $  696.4
      Inventories                                         282.6           347.3           307.1           299.4          342.5
      Other                                               142.5           107.7           116.5           138.2           72.8
                                                      ---------       ---------       ---------       ---------       --------
    Total current assets                                1,135.9         1,182.7         1,129.7         1,169.4        1,111.7
    Property and equipment, net                           195.1           163.9           131.6           109.2          120.1
    Total assets                                        1,382.8         1,384.5         1,301.6         1,320.5        1,275.5
    Current liabilities                                   203.5           168.3           135.1           159.1          171.6
    Minority interests in subsidiaries                     93.8           108.7            93.9           100.2          105.3
    Melville equity investment                          1,013.8         1,033.1           978.2           936.8          976.4

(1) Amounts in 1995 and 1992 reflect non-recurring special charges. Operating profit in 1995 and 1992 excluding the effect of the non-recurring special charges would have been $125 million in 1995 and $176 million in 1992, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Asset impairment charge in 1995 only.
(3) The charge in 1995 was for the writeoff, effective January 1, 1995, of internally developed software costs that had previously been capitalized. The charge in 1992 was for the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1992.



                             Summary Selected Historical Combined Financial Data (continued)


                                                             1995          1994          1993
                                                          ---------     ---------     ---------

Other Financial and Operating Data:

    Current ratio (excluding due from
      parent)                                                 2.1:1         2.7:1         3.1:1
     Additions to property and equipment
      ($ in millions)                                         $92.9         $56.5         $45.9
    Gross square footage: (in millions)
      Meldisco                                                  8.6           9.0           8.6
      Footaction                                                1.4           1.4           1.0
      Thom McAn                                                 1.0           1.0           1.1
    Net sales: ($ in millions)
      Meldisco                                             $1,191.5      $1,280.5      $1,212.5
      Footaction                                              423.7         332.3         262.3
      Thom McAn                                               212.1         227.1         238.3
    Present value of operating leases:
      ($ in millions)
      Meldisco                                               $ 28.6         $28.4         $37.4
      Footaction                                              186.8         187.5         160.5
      Thom McAn                                                63.7          59.1          91.3

  Store openings and closings:                1996
     (number of stores)                   (Projected)
                                          -----------
      Meldisco
       Beginning                                2,568         2,778         2,771         2,623
       Openings                                    32            29           159           257
       Closings                                    15           239           152           109
       Ending                                   2,585         2,568         2,778         2,771
      Footaction
       Beginning                                  439           439           391           298
       Openings                                    39            21            69           102
       Closings                                    19            21            21             9
       Ending                                     459           439           439           391
      Thom McAn
       Beginning                                  315           323           337           731
       Openings                                     1            22             6             8
       Closings                                    55            30            20           402(1)
       Ending                                     261           315           323           337
__________________
(1) Reflects stores designated to close in connection with 1992 restructuring.


                            CERTAIN CONSIDERATIONS

   In addition to the other information contained in this Information Statement, stockholders should carefully review the following considerations.

Arrangement with Kmart

   During the fiscal year ended December 31, 1995, Meldisco's Kmart operations accounted for 95.7% of Meldisco's net sales. Meldisco's Kmart operations accounted for 62.4% of the Company's combined net sales during the same period. The business relationship between Meldisco and Kmart is very significant to the Company, and the loss of Meldisco's Kmart operations would have a material adverse effect on the Company. The Company's arrangement with Kmart is governed by a Master Agreement. For a discussion of Meldisco's Master Agreement with Kmart and the circumstances under which this agreement may be terminated, see "The Business -- Meldisco Relationship with Kmart."

   In an effort to gradually increase the significance of its non-Kmart-related operations, the Company is actively seeking to identify, develop and exploit new business opportunities. These efforts include, but are not limited to, both domestic and international opportunities that leverage the Company's expertise in leased footwear department operations.
The Company also seeks to expand through the growth of its Footaction operating unit. There can, however, be no assurance as to when or whether the Company will be able to secure such new business opportunities or attain such growth.

   In 1995, Kmart closed 218 stores in which Meldisco was operating leased footwear departments. Kmart has also announced that it intends to close 15 additional stores by the end of May 1996. Kmart store closings have a negative effect on Meldisco's overall profitability because Meldisco operates at a profit in essentially every Kmart store. Although Kmart has announced that it does not believe a significant number of additional closings other than those described above will be necessary, there can be no assurance that Kmart will not choose to close additional stores in the future.

   There have been reports in the financial press as to financial difficulties being experienced by Kmart. In the event of a further significant deterioration in Kmart's financial condition, there could be a material adverse effect on the Company.

Lack of Operating History as a Stand-Alone Company; Differing Strategies of Operating Units; Availability of Financing

   While Meldisco, Footaction and Thom McAn have established operating histories, the Company has not operated as a combined, stand-alone public company. The Company is subject to the risks and uncertainties associated with any newly independent company. Prior to the Distribution Date, the Company's operating units had access to financial and other support from Melville. Following the consummation of the Distribution, the Company will no longer be able to rely on Melville for financial support or benefit from its relationship with Melville to obtain credit or receive favorable terms for the purchase or sale of certain goods and services. In addition, initiatives of the Company designed to increase operating efficiencies, such as implementation of a new state-of-the-art distribution network (including the opening of two new distribution centers and the related closing of five existing distribution centers), a demand-driven merchandise replenishment system and the consolidation of administrative functions, may not yield the expected benefits or efficiencies and may be subject to delays, unexpected costs and cost overruns, all of which could have a material adverse effect on the Company's financial condition or results of operations. See "The Business -- Purchasing and Distribution."

   The Company is also subject to risks related to the different nature and strategies of its operating units. Meldisco is a mature business whose cash flow together with externally borrowed funds, the Company believes, should be able to fund the growth of Footaction. Meldisco's cash flow and such borrowed funds may also be needed with respect to the operating performance of Thom McAn. See "-- Operating Performance of Thom McAn."

   The Company expects to have in place, as of the Distribution, a credit facility that will permit borrowings in an amount sufficient to satisfy its working capital needs and to fund trade letters of credit. The Company believes that cash from operations, together with borrowings under such credit facility, will be adequate to fund operating expenses, working capital, capital expenditures and growth of the Company's business in accordance with the Company's business plan. However, there can be no assurance as to the future availability of such external financing or internally generated funds. See "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Combined Financial Statements."

Competitive Environment

   Although sales in the retail footwear market have been relatively flat during the past four years, sales in the discount and athletic footwear segments have grown from $5.8 billion and $11.5 billion, respectively, in 1991 to $6.5 billion and $12.4 billion, respectively, in 1994, representing compounded annual sales growth of approximately 3.8% and 2.5%, respectively. The moderately-priced segment in which Thom McAn competes has lost market share during the same period. There can be no assurance that growth in the discount and athletic footwear segments will continue or that the Company's sales will not be adversely affected by continued weakness in the retail environment.

   The retail footwear market is characterized by intense competition. Moreover, a number of the Company's competitors have been growing more rapidly or have substantially greater resources than the Company. In many cases, the stores of the Company's operating units are located in shopping centers or malls in which one or more of their primary competitors competes. As a result, there can be no assurance that the Company's operating units will be able to maintain or improve their sales performance, market share or gross profit levels. See "The Business -- Operating Units."

Fashion Trends

   The success of the Company depends in part on its ability to anticipate and respond to changing fashion and merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the operating units to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's leased footwear departments or stores, which in turn could adversely affect the Company's business. In particular, a general consumer shift away from athletic footwear could have an adverse effect on the financial condition or results of operations of Footaction and, ultimately, the Company. If the Company miscalculates either the market for its merchandise or its customers' purchasing habits, it may be required to sell a significant amount of inventory at below average margins or below cost. These outcomes could have an adverse effect on the Company's financial condition or results of operations.

Risks of Foreign Manufacturing

   Meldisco and Thom McAn contract for the manufacture of merchandise with independent third parties in the United States and abroad. Additionally, Footaction's vendors have a significant percentage of their merchandise manufactured in foreign countries. Risks inherent in foreign manufacturing include economic and political instability, transportation delays and interruptions, restrictive actions by foreign governments, the laws and policies of the United States affecting the importation of goods including duties, quotas and taxes, trade and foreign tax laws, and fluctuations in currency exchange rates. The Company has not historically experienced material adverse effects from these risks, and the Company believes that its competitors would most likely be similarly affected by any such instability, delays, interruptions, restrictions, laws, policies or fluctuations. Nevertheless, there can be no assurance that, in the future, these risks will not result in increased costs and delays or disruption in product deliveries that could cause loss of revenue and damage to customer relationships.

   From time to time, the United States Congress has proposed legislation which could result in import restrictions, and various foreign countries in which the Company and its primary competitors source footwear have considered voluntary export restrictions. The Company benefits from "most favored nation" provisions in trade treaties between the United States and certain countries in which the industry's main suppliers are located. From time to time, the United States Congress has proposed legislation which could result in such provisions being rescinded from particular trade treaties. This could, in turn, result in higher product costs to the Company as well as to its competitors.

   In particular, there has been extensive congressional debate with respect to the most favored nation provision of the trade treaty between the U.S. and China. Meldisco and Thom McAn currently import a significant percentage (approximately 77% and 48%, respectively, in dollar amount) of their merchandise from China. In addition, Footaction's vendors have a substantial amount of their product manufactured in China. If the most favored nation provision of the trade treaty between the U.S. and China were not renewed, the cost of importing merchandise from China would increase. The Company believes that its operating units and their vendors would be able to find alternative sources of supply, although merchandise shortages, delays in delivery or price increases may result in the short-term. The Company believes that non-renewal of China's most-favored nation status would similarly affect many of the Company's competitors.

Reliance on Key Vendors

   The Company is dependent to a significant degree upon its ability to purchase merchandise at competitive prices. In particular, during 1995, approximately 85% of Footaction's net sales were generated by merchandise purchased from Nike, Fila, Adidas and Reebok, with the most significant percentage attributable to Nike. The loss of the Company's relationship with certain key vendors could have a material adverse effect on the Company. The Company believes that its relationships with its key vendors are satisfactory and that the Company has adequate sources of merchandise; however, there can be no assurance that the Company will be able to acquire such merchandise at competitive prices or on competitive terms in the future.

   Select new merchandise in high demand is allocated by vendors based upon the vendors' internal criteria. Although Footaction has been able to purchase sufficient quantities of allocated merchandise in the past, there can be no assurance that Footaction will be able to obtain sufficient amounts of such merchandise in the future. Footaction's vendors provide support to Footaction through cooperative advertising allowances, employee training, and promotional events. There can be no assurance that such assistance from Footaction's vendors will continue in the future.

Operating Performance of Thom McAn

   The operating results of Thom McAn have been declining in recent years. Sales at Thom McAn for the fiscal year ended December 31, 1995 were $212 million, a 7% decrease from the previous year. These net sales represented approximately 12% of the Company's 1995 combined net sales. For the fiscal year ended December 31, 1995, Thom McAn had an operating loss before restructuring and asset impairment charges of $29.2 million versus an operating loss of $1.9 million in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of the difficult competitive conditions in the moderately-priced footwear retail category, the Company has, since 1992, closed in excess of 450 Thom McAn stores that did not meet Thom McAn's sales, profit and return on investment objectives.

   The Company will seek to reduce Thom McAn's operating expenses to restore operating profitability at the reduced level of sales. In this regard, the Company is consolidating certain administrative and distribution functions of Thom McAn with those of Meldisco, which includes the closing of Thom McAn's existing distribution center. Thom McAn's inventory will thereafter be distributed through Meldisco's state-of-the-art distribution facilities. The Company will also seek to maximize the value of Thom McAn's leased real estate, including converting Thom McAn stores to Footaction stores where appropriate, and will continue to close certain Thom McAn stores that do not meet its sales, profit and return on investment objectives. Nevertheless, there can be no assurance that such improvement in operating performance will occur or that the continued deterioration in Thom McAn's financial condition or operating results would not have a material adverse effect on the Company in any given period.

   A number of Thom McAn store lease commitments are short-term in nature. Scheduled store lease expirations for 1996, 1997 and 1998 are 37, 79 and 40, respectively. Sales in these stores represented 37% of Thom McAn's 1995 sales. Certain Thom McAn store leases have generally favorable economic terms that enhance Thom McAn's operating performance. At the time of renewal, however, these generally favorable leases may require economic commitments or new terms that do not meet the Company's sales, profit and return on investment objectives and, accordingly, may not be renewed.

Quarterly and Seasonal Fluctuations

   The Company's quarterly results of operations may fluctuate materially depending on variables such as local, regional or national economic or weather conditions. Footwear retailers are subject to general economic conditions, and purchases of footwear may decline during recessionary periods. In addition, the Company's businesses are also subject to some seasonal fluctuation, with heavier concentrations of sales during Easter, "back-to-school" and Christmas selling seasons. Any decrease in net sales for such periods could have a material adverse effect on the Company's financial condition or results of operations in particular quarterly or annual periods.

Dependence on Mall Traffic and Lease Space

   Footaction stores are located primarily in enclosed regional and neighborhood malls. Seventy-eight percent of Thom McAn stores are also mall-based. Consequently, the ability of Footaction and Thom McAn to achieve a high level of sales is dependent in part on a high volume of mall traffic. Mall traffic may be adversely affected by, among other things, economic downturns, the closing of anchor department stores or changes in consumer preferences. A decline in the popularity of mall shopping among individuals in Footaction's target customer population -- 12 to 24 year olds -- could have a material adverse effect on the financial condition and results of operations of Footaction and, ultimately, the Company.

   Since Footaction is principally a mall-based chain, its future growth is dependent on its ability to open new stores in desirable mall locations and its ability to make strategic acquisitions. There can be no assurance as to when or whether such desirable locations or acquisition opportunities will become available.

Reliance on Key Personnel

   The Company's business is managed by key executive officers, the loss of whom could have a material adverse effect on the Company. The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. Although the Company will seek to employ a qualified person to fill his or her position with the Company in the event that any officer or director of the Company ceases to be associated with the Company, there can be no assurance that such individuals could be engaged by the Company. However, the Company believes that the Distribution will, among other things, permit the Company to offer management incentives in a manner that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel.

Dividend Policy

   The Company anticipates that future earnings will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Company's Board of Directors (the "Company Board"). The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. For information on dividends payable by Meldisco to Kmart with respect to Kmart's minority interest in the Meldisco Subsidiaries (as defined under "The Business -- Meldisco Relationship with Kmart"), see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

No Prior Market for Common Stock

   Prior to the Distribution, there has been no public market for the Company Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future. The Company will apply for listing of the Company Common Stock on the New York Stock Exchange. A condition to each of the Company's and Melville's obligation to consummate the Distribution is that the Company Common Stock to be issued in the Distribution shall have been approved for listing on the New York Stock Exchange. There can be no assurance as to the price at which the Company Common Stock will trade or that such price will not be significantly below the book value per share of the Company Common Stock. See "Trading Market."

   There can be no assurance that the Company Common Stock will not experience substantial price volatility, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the retail industry or the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many retail stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These and other factors may adversely affect the market price of the Company Common Stock.

Certain Changes in Tax Law

   The Clinton Administration and members of the United States Congress have recently proposed various changes to the Internal Revenue Code, including provisions affecting the dividends received deduction for corporate taxpayers. Although the current proposals are not anticipated to have a material adverse effect on the Company, it is uncertain at this time whether any variation of the current proposals, or any future proposals, will ultimately be enacted or whether, as enacted, they will have an adverse effect on the Company.

Anti-Takeover Effects of Certain Statutory, Charter, Bylaw and Contractual Provisions

   Several provisions of the Company's Certificate of Incorporation and Bylaws (as will be in effect as of the Distribution) and of the Delaware General Corporation Law could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company. These include provisions creating a classified Board of Directors, limiting the stockholders' powers to remove directors, restricting the taking of action by written consent in lieu of a stockholders' meeting, and provisions governing business transactions with certain stockholders. In addition, the Company Board has the authority, without further action by the stockholders, to fix the rights and preferences of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of Company Common Stock, including the loss of voting control to others. The Company, however, has no present plans to issue any preferred stock. Pursuant to the Tax Sharing Agreement, the Company will agree to refrain from engaging in certain transactions for two years following the Distribution Date unless it shall first provide Melville with a ruling from the Internal Revenue Service or an unqualified opinion of counsel that the transaction will not cause the Distribution to become taxable. Transactions subject to these restrictions will include, among other things, the liquidation of the Company, the merger or consolidation of the Company with another company, the issuance or redemption of Company Common Stock, the sale, distribution or other disposition of assets of the Company out of the ordinary course of business, and the discontinuation of certain of the Company's businesses. The Company will generally agree to indemnify Melville against any tax liability resulting from the Company's breach of any covenant or representation contained in the Tax Sharing Agreement with respect to such transactions.

   These provisions and others that could be adopted in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter and Bylaw Provisions."


                               THE DISTRIBUTION

Background to and Reasons for the Distribution

   Melville has, up to the time of the Distribution, been a diversified retailer operating in four business segments: prescription drugs and health and beauty care through its CVS business; apparel through its Bob's Stores and Wilson's leather goods chain (and through its Marshalls business up to the time of the sale of Marshalls on November 17, 1995); footwear through its Meldisco, Footaction and Thom McAn businesses; and toys (through its Kay-Bee business) and home furnishings (through its Linens 'n Things and This End Up businesses).

   In Melville's letter to shareholders accompanying its 1994 Annual Report, Melville informed its shareholders that it was commencing a strategic review of its organization and operations which it expected would be substantially completed by December 31, 1995. In early 1994, Melville began to explore various transaction structures, and this activity was accelerated in late 1994 and throughout 1995. In the Spring of 1995, Melville retained Morgan Stanley & Co. Incorporated as financial adviser and certain other advisers to assist in designing, formulating and implementing Melville's restructuring strategy and plan. In this strategic review, Melville and its advisers examined the mix of its businesses and the role and strategy of each in generating sales and profits, as well as each business' market position and growth potential.

   These preparatory efforts of Melville's management and advisers culminated in the formulation and announcement in October 1995 of Melville's comprehensive strategic restructuring program (the "Restructuring Program") designed to achieve significant cost savings as well as various strategic, profitability and growth objectives, and thereby to increase value for Melville shareholders. The Restructuring Program includes:

         (i) The planned creation of three independent, retailing companies in the chain drug, footwear and toy industries. After giving effect to the Restructuring Program, the remaining Melville (which is expected to be renamed CVS) will be a publicly traded holding company consisting of CVS and, initially, Linens 'n Things and Bob's. The Company will constitute the footwear company which will become publicly traded through the Distribution. On March 25, 1996, Melville announced that it has entered into a definitive agreement providing for the sale of its Kay-Bee Toys business to Consolidated Stores Corporation ("CSC") for a purchase price of approximately $215 million in cash and a $100 million subordinated note to be issued by a subsidiary of CSC. Closing of such sale is subject to satisfaction of certain conditions and is currently expected to occur in May 1996.

         (ii) The previously announced sale of Marshalls, which was completed on November 17, 1995.

         (iii)  The planned sales of Wilsons and This End Up.

         (iv) The recording by Melville of an after-tax charge of approximately $753.1 million in the fourth quarter of 1995 relating to the Restructuring Program.

         (v) A revision of Melville's dividend policy to align the payout with the new Melville's growth and capital needs, as well as with the prevailing practices in each industry segment. In January 1996, Melville announced that its quarterly dividend would be reduced to $0.11 per share.

   As described above, the Distribution constitutes part of the overall Restructuring Program. Melville has considered various alternatives with respect to the restructuring of the entire Melville portfolio of businesses (including its footwear operations) and has concluded that the Distribution is in the best interests of Melville, the Company and Melville's shareholders.

   In concluding that the Distribution is in the best interests of Melville, the Company and Melville's shareholders, a principal factor considered by Melville was that the Distribution will enable Melville and the Company to achieve significant overall aggregate cost savings by removing functions currently performed by Melville which duplicate similar functions performed by the Meldisco, Footaction and Thom McAn businesses. These aggregate cost savings of Melville and the Company in connection with the Distribution are expected to exceed $30 million on an annual basis.

   In concluding that the Distribution is in the best interests of Melville, the Company and Melville's shareholders, Melville also considered, among other things, that (i) the Restructuring Program should significantly increase overall aggregate profitability of the three new independent companies as a result of the cost savings described above; (ii) the Distribution will increase the strategic clarity of the Company and Melville, as each will be focused on a specific industry and will have the decision-making power to respond quickly and decisively to evolving conditions in its industry; (iii) the Distribution is intended, by separating the two companies, to permit the financial markets to evaluate both Melville and the Company more effectively, since the financial performance of each will be more easily understood; (iv) after giving effect to the Restructuring Program, the Company's financial strength should be enhanced as a result of savings from the elimination of duplicate functions, which will strengthen the financial performance of the new companies (including the Company); (v) the Distribution would permit Melville and the Company to offer management incentives in a manner that is a more directly linked to the performance of its respective businesses, thereby better aligning these incentives with the interests of shareholders; and (vi) for various corporate, strategic and contractual reasons, the Company could not, in management's view, be disposed of through a third party sale.

Description of the Distribution

   The general terms and conditions relating to the Distribution are set forth in the Distribution Agreement between Melville and the Company. See "Relationship between the Company and Melville -- Terms of the Distribution Agreement."

   Melville will effect the Distribution on      , 1996 (the "Distribution
Date") by providing for the delivery of the shares of Company Common Stock to the Distribution Agent for distribution to the holders of record of Melville
Common Stock on       , 1996 (the "Record Date").  The Distribution will be
made on the basis of     shares of Company Common Stock for every     shares
of Melville Common Stock outstanding on the Record Date. The actual total number of shares of Company Common Stock to be distributed will depend on the number of shares of Melville Common Stock outstanding on the Record Date. Based upon the number of shares of Melville Common Stock outstanding on
, 1996, approximately       shares of Company Common Stock will be distributed
to Melville shareholders, which will constitute all of the shares of Company Common Stock owned by Melville. As a result of the Distribution, 100% of the outstanding shares of Company Common Stock will be distributed to Melville shareholders. The shares of Company Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock." Certificates representing the shares of the Company Common Stock will be mailed to Melville shareholders on the Distribution Date or as soon as practicable thereafter.

   No certificates or scrip representing fractional shares of Company Common Stock will be issued to Melville shareholders as part of the Distribution. The Distribution Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total sale proceeds thereof. Proceeds from sales of fractional shares will be paid by the Distribution Agent based upon the average gross selling price per share of Company Common Stock of all such sales. See "The Distribution -- Federal Income Tax Consequences." Melville will bear the cost of commissions incurred in connection with such sales. Such sales are expected to be made as soon as practicable after the Distribution Date. None of Melville, the Company or the Distribution Agent will guarantee any minimum sale price for the fractional shares of Company Common Stock, and no interest will be paid on the proceeds of such shares.

Certain Federal Income Tax Consequences

   The following is a summary of the material Federal income tax consequences of the Distribution to Melville and its shareholders. Prior to the Distribution, Melville expects to receive a ruling from the Internal Revenue Service to the effect that the Distribution will qualify as tax-free to Melville and its shareholders under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and accordingly, for federal income tax purposes:

         (i) Except as described below with respect to fractional shares, a Melville shareholder will not recognize gain or loss as a result of the Distribution. Cash received in lieu of a fractional share will be treated as received in redemption of such fractional share. Gain or loss will be recognized to the recipient shareholder to the extent of the difference between the shareholder's basis in the fractional share and the amount received for the fractional share. Provided the fractional share interest is held as a capital asset by the recipient shareholder, such gain or loss will constitute capital gain or loss.

         (ii) A Melville shareholder will apportion its tax basis for its Melville Common Stock between such Melville Common Stock and Company Common Stock received in the Distribution in proportion to the relative fair market values of such Melville Common Stock and Company Common Stock on the Distribution Date.

         (iii) A Melville shareholder's holding period for the Company Common Stock received in the Distribution will include the period during which such shareholder held the Melville Common Stock with respect to which the Distribution was made, provided that such Melville Common Stock is held as a capital asset by such shareholder as of the Distribution Date.

         (iv) Except to the extent of any excess loss accounts or deferred intercompany gains, no gain or loss will be recognized to Melville as a result of the Distribution.

   Current Treasury regulations require each Melville shareholder who receives Company Common Stock pursuant to the Distribution to attach to its federal income tax return for the year in which the Distribution occurs a descriptive statement concerning the Distribution. Melville (or the Company on its behalf) will make available requisite information to each Melville shareholder of record as of the Record Date.

   THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL REFERENCE ONLY AND DOES NOT PURPORT TO COVER ALL FEDERAL INCOME TAX CONSEQUENCES THAT MAY APPLY TO ALL CATEGORIES OF SHAREHOLDERS. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE PARTICULAR FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

   For a description of agreements pursuant to which Melville and the Company have provided for certain tax sharing and other tax matters, see "Relationship Between the Company and Melville -- Terms of the Tax Sharing Agreement."


                 RELATIONSHIP BETWEEN THE COMPANY AND MELVILLE

   This section of the Information Statement describes certain agreements between the Company and Melville that will govern certain of the on-going relationships between Melville and the Company after the Distribution and will provide for an orderly transition to the status of two separate, independent companies. To the extent that they relate to the Distribution Agreement or the Tax Sharing Agreement (collectively, the "Distribution Documents"), the following descriptions describe the Distribution Documents as they will be in effect as of the Distribution, do not purport to be complete and are qualified in their entirety by reference to the Distribution Documents, which are filed as exhibits to the Form 10 and are incorporated herein by reference. All stockholders should read the Distribution Documents in their entirety.

   The Distribution Documents will be entered into in connection with the Distribution and are, therefore, not the result of arm's length negotiation between independent parties. Additional or modified agreements, arrangements and transactions may be entered into between Melville and the Company after the Distribution, which will be negotiated at arm's length.

Terms of the Distribution Agreement

   Melville and the Company will enter into a Distribution Agreement (the "Distribution Agreement") prior to the Distribution, among other things, to provide for the principal corporate transactions and certain procedures for effecting the Distribution, to define certain aspects of the relationship between Melville and the Company after the Distribution and to provide for the allocation of certain assets and liabilities between Melville and the Company.

   Contribution of Assets

   Pursuant to the Distribution Agreement, on or prior to the Distribution Date, Melville will contribute (the "Contributions") to the Company all of the outstanding shares of capital stock of, or other ownership interests in, the subsidiaries that own or operate Meldisco, Footaction and Thom McAn.

   Cross Indemnification

   The Company and Melville have agreed to indemnify one another against certain liabilities. The Company has agreed to indemnify Melville and its affiliates (other than the Company) against any and all damage, loss, liability, and expense arising out of or due to the failure of the Company to pay, perform or otherwise discharge (i) all liabilities, whether arising before, on, or after the Distribution Date, arising from the conduct of the businesses of the Company or the ownership or use of assets in connection therewith and (ii) all obligations and liabilities of the Company under, and all liabilities assumed by the Company in, the Distribution Agreement. A subsidiary of the Company will indemnify Melville and its subsidiaries (other than the Company) against any and all damage, loss, liability and expense arising out of or due to the failure of any Company subsidiary to pay, perform or otherwise discharge its obligations under any Guaranteed Lease (as defined below). Such indemnification obligations of this Company subsidiary with respect to the Guaranteed Leases will be guaranteed by the Company. Melville has agreed to indemnify the Company against any and all damage, loss, liability, and expense arising out of or due to the failure of Melville to pay, perform, or otherwise discharge (i) all liabilities, whether arising before, on, or after the Distribution Date, arising from the conduct of the business of Melville and its affiliates (other than the Company and its subsidiaries (the Company and its subsidiaries being collectively referred to as the "Company Group")) or the ownership or use of assets in connection therewith and (ii) all obligations and liabilities of Melville and its affiliates (other than the Company Group) under, and liabilities assumed by Melville and such affiliates in, the Distribution Agreement.

   None of the foregoing indemnities applies to indemnification for tax liabilities, which are addressed in the Tax Sharing Agreement described below. The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

   The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

   Conditions to the Distribution

   The Distribution Agreement provides that the Distribution is subject to the following conditions being satisfied or waived prior to or as of the Distribution Date: (i) the Company's Certificate of Incorporation and Bylaws (each as defined under "Description of Capital Stock" below) shall be in effect; (ii) Melville shall have effected the Contributions; (iii) an appropriate private letter ruling shall have been issued by the Internal Revenue Service relating to the tax-free nature of the Distribution; (iv) the Form 10 filed with the Commission shall have become effective under the Exchange Act; (v) the Company Common Stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; (vi) Melville's Board of Directors shall be satisfied that, after giving effect to any changes in the assets and liabilities of Melville and the Company as a result of the Distribution, Melville's surplus (net assets minus capital) would be sufficient to permit (without violation of Section 510 of the New York Business Corporation Law) the Distribution; and (vii) the Tax Sharing Agreement shall have been duly executed and delivered by the parties thereto.

   Lease Guarantees

   The Distribution Agreement provides that, with respect to each real estate lease of FGI or any of its subsidiaries that is in effect prior to the Distribution and that remains in effect following the Distribution (i) without any renewal option having been exercised or (ii) by reason of the exercise of any renewal option provided for in the terms of the Lease as of the Distribution (collectively, the "Guaranteed Leases"), any lease guarantee of such Guaranteed Lease provided by Melville or Melville Realty Corporation ("MRC") and in effect as of the Distribution (a "Lease Guarantee") will remain in effect after the Distribution for the duration of the term of such lease and any extension thereof pursuant to the exercise of any such renewal option. Melville and MRC will be indemnified against any liabilities arising from such Lease Guarantees as described under "-- Cross Indemnification" above.

   Transfer of Assets

   Subject to receipt of any necessary consents of third parties or regulatory bodies, (i) Melville will use its best efforts to transfer to the Company Group all assets not already owned by the Company Group and that relate solely to the business of the Company Group (and not to that of Melville) and (ii) the Company will use its best efforts to transfer to Melville and its subsidiaries (other than the Company and its subsidiaries) (the "Melville Group") all assets not owned by the Melville Group and that relate solely to the business of the Melville Group (and not to that of the Company Group), as well as certain assets relating to company owned life insurance and other Melville-sponsored employee benefit plans.

   Transitional Services

   Melville has agreed to provide or cause to be provided to the Company certain specified services for a transitional period after the Distribution. The transitional services to be provided by Melville to the Company will be tax return preparation and consulting, check collection and risk management services (the "Services"). Such Services are to be provided in a manner generally consistent with the nature of Melville's services and practices prior to the Distribution.

   The Services are to be offered through December 31, 1996, with the exception of tax return preparation and consulting which is to be offered until December 31, 1997. If a third party becomes the beneficial owner of more than 20% of the outstanding Company Common Stock, Melville may either terminate its provision of the Services or require that such third party guarantee the obligations of the Company Group under the Distribution Agreement in lieu of early termination.

   The Distribution Agreement provides that the Services will be provided in exchange for fees based on Melville's costs for the Services. The Company believes that the fees for such services would not exceed fees that would be paid if the Services were provided by independent third parties and that such fees are consistent in all material respects with the allocation of the costs of such services set forth in the historical financial statements of the Company. See the Company's historical Combined Financial Statements included elsewhere herein. The Company estimates that the net charge for the Services that would have been payable by the Company in 1995 if the Distribution Agreement had been in effect during that period is approximately $1.2 million, which is approximately the amount reflected in the Company's historical Combined Financial Statements for the fiscal year ended December 31, 1995.

   Other Terms of the Distribution Agreement

         Employee Benefits

   The Distribution Agreement provides that generally Melville will cease to have any liability under its employee benefit plans with respect to employees and former employees of the Company Group after the Distribution, except that
(i) options and other outstanding stock based awards in respect to Melville stock will continue to operate in accordance with their terms, (ii) the full account balances of current employees of the Company Group in Melville's 401(k) profit sharing plan will be transferred to a similar successor plan of the Company and (iii) employees of the Company Group will be entitled to exercise applicable distribution rights under Melville's employee stock ownership plan.

         Intercompany Accounts

   The Distribution Agreement provides that the amount of all intercompany balances between Melville and its subsidiaries, on the one hand, and the Company and its subsidiaries, on the other, outstanding as of the Distribution will be eliminated and the net amount of such intercompany balances and retained earnings will be contributed to the Company's capital.

         Access to Information; Provision of Witnesses; Confidentiality

   Pursuant to the Distribution Agreement, each of the Company and Melville will afford the other and certain of their agents access to all records in its possession relating to the business and affairs of the other party as reasonably required, including, for auditing, accounting, litigation, disclosure and reporting purposes, subject to limited exceptions. Each party will also use its best efforts to make available to the other, its officers, directors, employees and agents as witnesses, and will otherwise cooperate with the other party, in connection with any proceeding arising out of the business of it or the other party prior to the Distribution.

   Except as otherwise provided in the Distribution Agreement, the Company, Melville, and their respective officers, directors, employees and agents will hold all information in its possession concerning the other party in strict confidence.

Terms of the Tax Sharing Agreement

   Prior to the Distribution, Melville and the Company will enter into a tax sharing agreement (the "Tax Sharing Agreement") that will set forth each party's rights and obligations with respect to payments and refunds, if any, with respect to taxes for periods before and after the Distribution and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

   In general, Melville will be responsible for filing consolidated federal and consolidated, combined or unitary state income tax returns for periods through the Distribution Date, and paying the associated taxes. The Company will reimburse Melville for the portion of such taxes, if any, relating to the retail footwear businesses, provided, however, that with respect to any combined and unitary state income taxes based in part on allocation percentages, the Company will reimburse Melville for the portion of such taxes attributable to the retail footwear businesses' contribution to the relevant allocation percentage (except to the extent attributable to Bob's Stores). The Company will be reimbursed, however, for tax attributes, such as net operating losses and foreign tax credits, when and to the extent that they are used on a consolidated, combined or unitary basis. The Company will be responsible for filing, and paying the taxes associated with, all other tax returns relating to pre-Distribution tax periods relating to the Company's businesses. Melville, however, will be responsible for preparing all income tax returns to be filed by the Company for tax periods that end on or before the Distribution Date.

   In general, the Company will agree to indemnify Melville for taxes relating to a pre-Distribution tax period to the extent such taxes are attributable to the retail footwear businesses or, in the case of any combined and unitary state income taxes based in part on allocation percentages, to the extent such taxes are attributable to the retail footwear businesses' contribution to the relevant allocation percentage (except to the extent attributable to Bob's Stores) and Melville will agree to indemnify the Company for all other taxes relating to a pre-Distribution tax period. The Tax Sharing Agreement will also provide that Melville will generally pay to the Company the net benefit realized by Melville relating to the Company's businesses from the carryback to pre-Distribution tax periods of certain tax attributes of the Company arising in post-Distribution tax periods.

   Pursuant to the Tax Sharing Agreement the Company will agree to refrain from engaging in certain transactions for two years following the Distribution Date unless it shall first provide Melville with a ruling from the Internal Revenue Service or an unqualified opinion of counsel that the transaction will not cause the Distribution to become taxable. Transactions subject to these restrictions will include, among other things, the liquidation, merger, or consolidation with another company, the issuance or redemption of Company Common Stock, the sale, distribution or other disposition of assets out of the ordinary course of business, and the discontinuation of certain businesses. The Company will generally agree to indemnify Melville against any tax liability resulting from the Company's breach of any covenant or representation contained in the Tax Sharing Agreement with respect to such transactions.


                                TRADING MARKET

   There has been no trading market for the Company Common Stock, and there can be no assurances as to the establishment or continuity of any such market. However, it is expected that a "when-issued" trading market may develop on or about the Record Date. The Company will apply for listing of the Company
Common Stock on the New York Stock Exchange under the symbol "        ".  It
is a condition to the obligation of the Company and Melville to consummate the Distribution that the Company Common Stock to be issued in the Distribution shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. See "Relationship Between the Company and Melville -- Terms of the Distribution Agreement."

   Prices at which the Company Common Stock may trade prior to the Distribution, on a "when-issued" basis, or after the Distribution cannot be predicted. Nor can there be any assurance that such price will not be significantly below the book value per share of the Company Common Stock. Prices at which trading in shares of Company Common Stock occurs may fluctuate significantly. See "Certain Considerations -- No Prior Market for Common Stock." The prices at which the Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the retail industry or the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many retail stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These and other factors may adversely affect the market price of the Company Common Stock.

   The Company Common Stock received by Melville shareholders pursuant to the distribution will be freely transferable, except for shares of such Company Common Stock received by any person who may be deemed an "affiliate" of the Company within the meaning of Rule 144 under the Securities Act of 1933 (the "Securities Act"). Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, the Company, and may include the directors and principal executive officers of the Company as well as any principal stockholder of the Company. Persons who are affiliates of the Company will be permitted to sell their Company Common Stock received pursuant to the Distribution only pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144 thereunder.


                                   DIVIDENDS

   The Company anticipates that future earnings will be used principally to support operations and to finance the growth of the business and, thus, the Company does not intend to pay cash dividends on the Company Common Stock in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Company Board. The declaration of dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. For information on dividends payable by Meldisco to Kmart with respect to Kmart's minority interest in the Meldisco Subsidiaries (as defined under "The Business -- Meldisco Relationship with Kmart"), see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   Prior to the Distribution Date, the Company and its Meldisco, Footaction and Thom McAn operating units have been operated as part of Melville. The following Unaudited Pro Forma Combined Statement of Income sets forth the historical combined statement of income of the Company for the year ended December 31, 1995, and as adjusted for (i) the Distribution and the related transactions and events described in the Notes to such Unaudited Pro Forma Combined Statement of Income as if the Distribution and such transactions and events had been consummated on January 1, 1995, and (ii) the Distribution, such related transactions and events, and certain unusual events including the restructuring and asset impairment charge, the change in accounting for internally developed software costs, asset writeoffs and certain one-time charges relating to the repositioning of the Company, as if the Distribution and such related transactions and events had occurred on January 1, 1995 and as if such unusual events had not occurred. The following Unaudited Pro Forma Combined Balance Sheet sets forth the historical combined balance sheet of the Company as of December 31, 1995, and as adjusted for the Distribution and the related transactions and events described in the Notes to such Unaudited Pro Forma Combined Balance Sheet as if the Distribution and such transactions and events had been consummated on December 31, 1995.

   Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Combined Financial Statements. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with the historical Combined Financial Statements and Notes thereto included elsewhere in this Information Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
The Unaudited Pro Forma Combined Financial Statements are provided for informational purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.


                             Footwear Group, Inc.
               Unaudited Pro Forma Combined Statement of Income
                         Year Ended December 31, 1995
                       ($ in millions, except per share
                         amounts and number of shares)

                                                                                                Adjustments         Pro Forma
                                                            Adjustments         Pro Forma            for         for Distribution
                                                                for                for             Unusual              and
                                        Historical(1)      Distribution       Distribution         Events         Unusual Events
                                        ____________       ____________       ____________      ____________     ________________

Net sales                                $  1,827.3                             $  1,827.3                           $  1,827.3
Cost of sales                               1,282.8                                1,282.8      $  (14.6)(5)            1,268.2
                                        -----------        ----------          -----------      --------             ---------
Gross profit                                  544.5                                  544.5          14.6                  559.1

Store operating, selling, general
 and administrative expenses                  419.3        $  (11.3)(2)             408.0         (12.0)(5)              396.0
Depreciation and amortization                  26.7                                  26.7                                 26.7
Restructuring and asset
 impairment charges                            51.8                                  51.8         (51.8)(5)                 __
                                        -----------        ----------          -----------      --------             ---------
Operating profit                               46.7            11.3                  58.0          78.4                  136.4

Interest income, net                           37.5           (37.2)(3)                .3                                   .3
                                        -----------        ----------          -----------      --------             ---------
Income before income taxes,
 minority interests and
 cumulative effect of change in
 accounting principle                          84.2           (25.9)                 58.3          78.4                  136.7

Provision for income taxes                     23.2           (10.1)(4)              13.1          30.4(5)                43.5
                                        -----------        ----------          -----------      --------             ---------
Income before minority interests
 and cumulative effect of
 change in accounting
 principle                                     61.0           (15.8)                 45.2          48.0                   93.2

Minority interests in net income               38.4                                  38.4                                 38.4
                                        -----------        ----------          -----------      --------             ---------
Income before cumulative effect
 of change in accounting
 principle                                     22.6           (15.8)                  6.8          48.0                   54.8

Cumulative effect of change in
 accounting principle, net                      3.9                                   3.9          (3.9)(5)                 __
                                        -----------        ----------          -----------      --------             ---------
Net income                              $      18.7        $  (15.8)           $      2.9      $   51.9              $    54.8
                                        ===========        ==========          ===========      ========             =========


Earnings per share                                                             $   [     ]                           $ [     ]
                                                                               ===========                           =========


Weighted average number of
 common shares outstanding(6)                                                       [ -- ]                            [  --  ]
                                                                               ===========                           =========

________________
(1) Historical amounts reflect all special charges.  See "Management's
    Discussion and Analysis of Financial Condition and Results
    of Operations."
(2) To record the elimination of Melville expense allocations and anticipated net reductions in overhead.
(3) To eliminate net interest income historically relating to intercompany balances.  See "Management's Discussion and Analysis of Financial
    Condition and Results of Operations."
(4) To record the net change in the provision for income taxes to reflect the pro forma adjustments.
(5) To eliminate the effect of certain unusual events, including the restructuring and asset impairment charges, costs relating to the change in accounting for internally developed software, asset writeoffs and certain one-time charges relating to the repositioning of the
    Company in anticipation of the Distribution.
(6) The weighted average number of common shares outstanding reflects the
    Distribution ratio times the number of shares of Melville Common Stock outstanding on the Record Date.

                             Footwear Group, Inc.
                  Unaudited Pro Forma Combined Balance Sheet
                               December 31, 1995
                                ($ in millions)

                                               Adjustments      Pro Forma
                                                    for             for
                                 Historical    Distribution    Distribution
      Assets                     __________    ____________    ____________

Current assets:
Cash and cash equivalents        $     26.3    $    64.0 (1)
                                                   (64.0)(1)    $   26.3
 Accounts receivable, net              56.1                         56.1
Due from parent and other
  divisions                           710.8          1.2  (2)
                                                  (712.0)(1)          __
Inventories                           282.6                        282.6
Prepaid expenses and other
  current assets                       60.1          (.8)(2)        59.3
                                 ----------    ----------       --------
      Total current assets          1,135.9       (711.6)          424.3

Property and equipment, net           195.1                        195.1
Goodwill, net                          29.6                         29.6
Deferred charges and other
  noncurrent assets                    22.2          (.7)(2)        21.5
                                 ----------    ----------       --------
      Total assets               $  1,382.8    $  (712.3)       $  670.5
                                 ==========    ==========       ========

  Liabilities and Equity
Current liabilities:
Accounts payable                 $     59.6                     $   59.6
Accrued expenses                      143.9                        143.9
                                 ----------    ----------       --------
   Total current liabilities          203.5                        203.5

Long-term debt                           .2                           .2
Other long-term liabilities            71.5          (.3)(2)        71.2
                                 ----------    ----------       --------
   Total long-term liabilities         71.7          (.3)           71.4

Minority interests in
  subsidiaries                         93.8        (64.0)(1)        29.8

Equity:
Melville equity investment          1,013.8     (1,013.8)(1)          --
Shareholders' equity:
  Common stock                                        .3 (1)          .3
  Contributed capital                              332.1 (1)       332.1
  Retained earnings                                 33.2 (1)        33.2
  Cumulative translation adjustment                   .2 (1)          .2
                                 ----------    ----------       --------
      Total equity                  1,013.8       (648.0)          365.8

                                 ----------    ----------       --------
      Total liabilities and
         equity                  $  1,382.8    $  (712.3)       $  670.5
                                 ==========    ==========       ========

________________
(1) To reflect the recapitalization of the Company prior to the Distribution (as if the Distribution occurred on December 31, 1995), including: (i) a transfer of retained earnings to Melville, (ii) the forgiveness of the resulting intercompany indebtedness; (iii) a capital contribution by Melville; and (iv) a $64 million distribution to Kmart in respect of Kmart's minority interest in 1995 earnings of the Meldisco Subsidiaries (as defined below) and Kmart's minority interest in all of the undistributed retained earnings of such subsidiaries with respect to prior periods. The Company intends to eliminate intercompany balances between the Company and its subsidiaries and Melville and its subsidiaries outstanding as of the Distribution. The actual amount of the capital contribution by Melville will depend on the amount of the intercompany balance as well as retained earnings as of the Distribution Date. Accordingly, amounts in the table above are not necessarily indicative of amounts in any future period or as of the Distribution.
(2) To reflect the transfer to Melville of net assets related to certain Melville-sponsored employee benefit plans.



                           PRO FORMA CAPITALIZATION

  Prior to the Distribution Date, the Company and its Meldisco, Footaction and Thom McAn operating units have been operated as part of Melville. The following table sets forth the combined capitalization of the Company as of December 31, 1995, and as adjusted to give effect to the Distribution and the related transactions and events described in the Notes to Unaudited Pro Forma Combined Balance Sheet included in this Information Statement as if the Distribution and such transactions and events had been consummated on December 31, 1995.

  Management believes that the assumptions used provide a reasonable basis on which to present such Pro Forma Capitalization. The Pro Forma Capitalization table below should be read in conjunction with the historical Combined Financial Statements and Notes thereto included elsewhere in this Information Statement, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Financial Statements." The Pro Forma Capitalization table below is provided for informational purposes only and should not be construed to be indicative of the Company's capitalization or financial condition had the Distribution and such related transactions and events been consummated on the dates assumed, may not reflect the capitalization or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's capitalization or financial condition.
                                                        December 31, 1995
                                                         ($ in millions)
                                                  ----------------------------
                                                                  Pro Forma
                                                                     for
                                                  Historical   Distribution(1)
                                                  ----------   ---------------

Due from parent and other divisions                 $  710.8         $      -
                                                    ========         ========

Total indebtedness:
   Current portion of long-term debt                $     .1         $     .1
   Long-term debt                                         .2               .2
                                                    --------         --------
      Total indebtedness                                  .3               .3
                                                    --------         --------

Minority interests in subsidiaries                      93.8             29.8

Equity:
   Melville equity investment                        1,013.8               -
   Shareholders' equity:
              Common stock, par value $______ per
              share; ______ shares authorized;
              ______ shares issued and
              outstanding(2)                                               .3
              Contributed capital                                       332.1
              Retained earnings                                          33.2
              Cumulative translation adjustment                            .2
                                                    --------         --------
      Total equity                                   1,013.8            365.8
                                                    --------         --------

      Total capitalization                          $1,107.9         $  395.9
                                                    ========         ========

Debt to capitalization(3)                                .03%             .08%


(1) To reflect the recapitalization of the Company prior to the Distribution (as if the Distribution occurred on December 31, 1995), including: (i) a transfer of retained earnings to Melville, (ii) the forgiveness of the resulting intercompany indebtedness; (iii) a capital contribution by Melville; and (iv) a $64 million distribution to Kmart in respect of Kmart's minority interest in 1995 earnings of the Meldisco Subsidiaries and Kmart's minority interest in all of the undistributed retained earnings of such subsidiaries with respect to prior periods. The Company intends to eliminate intercompany balances between the Company and its subsidiaries and Melville and its subsidiaries outstanding as of the Distribution. The actual amount of the capital contribution by Melville will depend on the amount of the intercompany balance as well as retained earnings as of the Distribution Date. Accordingly, amounts in the table above are not necessarily indicative of amounts in any future period or as of the Distribution. For additional information, see "Unaudited Pro Forma Combined Financial Statements."
(2) Assumptions regarding the number of shares of Company Common Stock may not reflect the actual number thereof as of the Distribution Date.
(3) Debt-to-capitalization has been computed by dividing total indebtedness by total capitalization. The debt-to-capitalization ratio, including the present value of future minimum rental payments under operating leases as indebtedness and as capitalization, is 20% as of December 31, 1995 and 41% as adjusted for the Distribution, respectively.


                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

   Prior to the Distribution Date, the Company and its Meldisco, Footaction and Thom McAn operating units have been operated as part of Melville. The table below sets forth selected historical combined financial data for the Company. The historical financial data presented below reflects periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

   The following selected historical combined financial data of the Company for the years ended December 31, 1995, 1994 and 1993 and as of December 31, 1995 and 1994 are derived from and should be read in conjunction with the Company's historical Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements." Earnings per share data are presented elsewhere in this Information Statement on a pro forma basis only. See "Unaudited Pro Forma Combined Financial Statements."


                                               1995(1)          1994            1993           1992(1)           1991
                                              ---------       ---------       ---------       ---------       --------
Statement of Income Data:  ($ in millions)
    Net sales                                  $1,827.3        $1,839.9       $ 1,713.1       $ 1,840.0      $ 1,747.4
    Cost of sales                               1,282.8         1,269.1         1,168.5         1,243.4        1,197.6
                                              ---------       ---------       ---------       ---------       --------
    Gross profit                                  544.5           570.8           544.6           596.6          549.8
    Store operating, selling, general and
      administrative expenses                     419.3           390.1           362.4           398.7          372.5
    Depreciation and amortization                  26.7            25.9            20.9            22.3           19.2
                                              ---------       ---------       ---------       ---------       --------
    Operating profit before restructuring
      and asset impairment charges                 98.5           154.8           161.3           175.6          158.1
    Restructuring and asset impairment
      charges(2)                                   51.8              --              --           100.9             --
                                              ---------       ---------       ---------       ---------       --------
    Operating profit                               46.7           154.8           161.3            74.7          158.1
    Interest income, net                           37.5            26.9            20.7            22.3           35.6
    Provision for income taxes                     23.2            53.1            56.6            19.4           59.7
    Minority interests in net income               38.4            51.9            47.3            53.8           50.4
    Cumulative effect of changes in
      accounting principle, net(3)                  3.9              --              --            22.1             --
                                              ---------       ---------       ---------       ---------       --------
    Net income                                $    18.7       $    76.7       $    78.1       $     1.7       $   83.6
                                              =========       =========       =========       =========       ========
Balance Sheet Data: ($ in millions)
    Current assets:
      Due from parent and other divisions     $   710.8       $   727.7       $   706.1        $  731.8       $  696.4
      Inventories                                 282.6           347.3           307.1           299.4          342.5
      Other                                       142.5           107.7           116.5           138.2           72.8
                                              ---------       ---------       ---------       ---------       --------
    Total current assets                        1,135.9         1,182.7         1,129.7         1,169.4        1,111.7
    Property and equipment, net                   195.1           163.9           131.6           109.2          120.1
    Total assets                                1,382.8         1,384.5         1,301.6         1,320.5        1,275.5
    Current liabilities                           203.5           168.3           135.1           159.1          171.6
    Minority interests in subsidiaries             93.8           108.7            93.9           100.2          105.3
    Melville equity investment                  1,013.8         1,033.1           978.2           936.8          976.4

(1) Amounts in 1995 and 1992 reflect non-recurring special charges.
    Operating profit in 1995 and 1992 excluding the effect of the non-recurring special charges would have been $125 million in 1995 and $176 million in 1992, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Asset impairment charge in 1995 only.
(3) The charge in 1995 was for the writeoff, effective January 1, 1995, of internally developed software costs that had previously been capitalized. The charge in 1992 was for the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for
    Postretirement Benefits Other Than Pensions" effective January 1, 1992.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The following discussion should be read in conjunction with the Company's historical Combined Financial Statements and Unaudited Pro Forma Combined Financial Statements and the Notes thereto included elsewhere in this Information Statement. Except as otherwise indicated, all dollar amounts herein are stated in millions.

General

   Prior to the Distribution Date, Meldisco, Footaction and Thom McAn have been operated as part of Melville. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company, and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

   Furthermore, the Company's net income for the year ended December 31, 1995 as reflected in the Combined Financial Statements included elsewhere in this Information Statement was negatively impacted by the recording of a pre-tax charge of $78.4 million in the fourth quarter of 1995 in connection with Melville's Restructuring Program.

   The restructuring component of this charge was for estimated tenancy and severance costs associated with the closing of approximately 100 stores, as well as asset write-offs and other costs to be incurred from the strategic decision to consolidate certain Thom McAn functions into Meldisco's operations and outsource the data processing function. In addition, the Company recorded an asset impairment charge due to the early adoption of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Fixed Assets and for Long-Lived Assets to Be Disposed Of." Other one-time charges in connection with the Company's repositioning, including the recording of markdowns related to the discontinuation of certain product lines and other miscellaneous charges, were directly charged to operations. In 1995, the Company also changed its policy to expense internally developed software costs that were previously capitalized. Such amount was recorded on the historical combined statement of income as the cumulative effect of a change in accounting principle, net of tax.

   In the absence of these non-recurring special charges, operating profit would have been $125 million in 1995 as compared to the $46.7 million reflected in the historical combined statement of income for such year.


Results of Operations

   Net Sales



($ in millions)
                                          1995           1994          1993
                                       -----------    ----------    ----------
Company:
    Net sales                          $ 1,827.3      $1,839.9      $1,713.1
    Net sales % change from prior year      (0.7%)         7.4%         (6.9%)
    Same store sales % change               (2.4%)         1.5%         (2.5%)
Meldisco:
    Net sales                          $ 1,191.5      $1,280.5      $1,212.5
    Net sales % change from prior year      (7.0%)         5.6%          1.4%
    Same store sales % change               (5.8%)         2.4%         (2.5%)
    % of combined net sales                 65.2%         69.6%         70.8%
Footaction:
    Net sales                             $423.7        $332.3        $262.3
    Net sales % change from prior year      27.5%         26.7%         20.5%
    Same store sales % change               13.1%          2.4%          2.7%
    % of combined net sales                 23.2%         18.1%         15.3%
Thom McAn:
    Net sales                             $212.1        $227.1        $238.3
    Net sales % change from prior year      (6.6%)        (4.7%)       (44.1%)
    Same store sales % change               (5.1%)        (4.0%)        (6.7%)
    % of combined net sales                 11.6%         12.3%         13.9%

   Combined net sales in 1995 decreased marginally below the 1994 level. Footaction's net sales grew by 27.5%, fueled by a 13.1% increase in same store sales and the opening or acquisition of 21 new stores, as well as the conversion of 11 additional stores to its new 4,000-6,500 square foot large store prototype. Footaction's same store sales growth was driven by the successful implementation of a new merchandise strategy more focused on "narrow and deep" merchandise assortments and by the strength of branded apparel. Footaction's sales performance was offset by a decline in the net sales of both Meldisco and Thom McAn resulting from decreased same store sales due to a difficult retail environment, increased competition among department and discount stores, and store closings affecting these operating units. During 1995, 218 stores in which Meldisco operated leased footwear departments were closed and, in connection with Thom McAn's restructuring, 30 additional Thom McAn stores were closed. During the fiscal year ended December 31, 1995, Meldisco's Kmart operations accounted for 62.4% and 95.7% of the net sales of the Company and Meldisco, respectively.

   The 7.4% increase in 1994 combined net sales over the 1993 level was driven by new store openings at Footaction, and by same store sales increases at Meldisco and Footaction. Footaction opened 69 new stores in 1994, of which 34 were of the large store prototype. Same store sales increases at Meldisco and Footaction were primarily due to improvements in inventory management including better in-stock positions, more focused merchandise assortments, and shorter lead-times for key product offerings. The Meldisco and Footaction 1994 sales increases were offset in part by a decrease in net sales at Thom McAn resulting from the closing of 20 stores, as well as the discontinuation of its men's athletic and children's departments.


   Costs and Expenses



(As a % of net sales)
                                           1995          1994          1993
                                        ----------    ----------    ----------

Cost of sales                              70.2%         69.0%         68.2%
Store operating, selling, general
  and administrative expenses*             22.9%         21.2%         21.2%
Depreciation and amortization               1.5%          1.4%          1.2%

* Includes allocations from parent

   Cost of sales increased as a percentage of combined net sales in 1995 as compared to 1994 due to the recording of additional markdowns by Meldisco and Thom McAn as a result of declining sales in a generally weak retail environment, store closings and the discontinuation of certain product lines.

   Despite an increase in initial markon in 1994 at both the Meldisco and Footaction operating units, cost of sales as a percentage of net sales increased slightly in 1994 from the 1993 level due to higher markdowns at Thom McAn.

   Store operating, selling, general and administrative expenses increased as a percentage of net sales in 1995 primarily due to declining sales which hindered the Company's ability to leverage its fixed costs, and due to $12.0 million of special charges recorded in connection with the Company's restructuring and other contingencies. See "-- General" above and "Unaudited Pro Forma Combined Financial Statements." This increase was partially offset by improved operating leverage at Footaction.

   Store operating, selling, general and administrative expenses as a percentage of net sales remained flat in 1994 compared to 1993, notwithstanding the negative impact on operations of new store opening costs for 27 Footaction stores opened in the second half of 1994 and certain other one-time costs associated with Kmart store closings and other contingencies.

   Increases in depreciation and amortization expense as a percentage of combined net sales in 1995 and 1994 reflected the Company's increased capital expenditures as well as the decrease in combined net sales in 1995 versus 1994.

   Operating Profit


($ in millions)
                                            1995       1994          1993
                                          -------     -------      -------
Operating profit (loss) before
  restructuring and asset
  impairment charges*:
   Meldisco                               $109.4      $147.1       $148.8
   Footaction                               18.3         9.6         13.6
   Thom McAn                               (29.2)       (1.9)        (1.1)
                                          ------      ------       ------
                                            98.5       154.8        161.3
Restructuring and asset impairment
  charges                                   51.8         --           --
                                          ------      ------       ------
Operating profit                          $ 46.7      $154.8       $161.3
                                          ======      ======       ======
Operating profit as a % of net sale          2.6%          8.4%         9.4%

* Includes special charges recorded in connection with the Company's restructuring. Excluding these charges, operating profit in 1995 would have been $116 million for Meldisco, $23 million for Footaction, $(14) million for Thom McAn, and $125 million for the Company combined (or 6.8% of the Company's combined net sales).

   Operating profit in 1995 was adversely affected by the restructuring and asset impairment charges, asset write-offs related to the repositioning of the Company in anticipation of the Distribution, and certain one-time charges.
For a discussion of these charges, see the discussion under "-- General" above. Adjusting operating profit to exclude the effect of these charges, operating profit in 1995 would have been $125 million as compared to $155 million in 1994. This decline resulted principally from the decrease in operating performance of Meldisco due to a difficult retail environment and Kmart store closings. The decline also resulted from an operating loss sustained by Thom McAn due to the continued contraction of the chain's sales base, coupled with increased markdowns. In 1995, the decline in operating profit was partially offset by the improved operating performance of Footaction driven primarily by a 13.1% same store sales increase.

   Operating profit in 1994 decreased as compared to 1993 due to weak same store sales at Thom McAn, increased markdowns in each of the operating units and higher operating costs incurred from the rapid rollout of 32 new Footaction superstores, 27 of which were opened in the second half of the year. Operating profit was also adversely affected by approximately $5.0 million of one-time costs affecting Meldisco related to store closings and other contingencies.


Liquidity and Capital Resources

($ in millions)
                                        1995          1994          1993
                                       ------        ------        ------

Cash flows from operating
    activities*                        $164.1        $131.4        $131.2
Capital expenditures                     92.9          56.5          45.9

* Cash flows from operating activities are stated before cash outlays in respect of minority interest of $52.2 million, $37.1 million and $53.7 million in 1995, 1994 and 1993, respectively. The cash flow amounts include after-tax interest income amounts of approximately $27.0 million, $19.2 million and $14.3 million in 1995, 1994 and 1993, respectively, related to intercompany accounts which will be eliminated as of the Distribution.

   The historical financial statements reflect the Company's status as a division of Melville, with an intercompany receivable balance that generates interest income to the Company. As of the Distribution, a significant amount of the Company's retained earnings will be transferred to Melville, and the intercompany balance will be credited to equity. As a result of this recapitalization and elimination of the intercompany balance, the Company will no longer generate such interest income from Melville. In addition, as further discussed below, the Meldisco Subsidiaries will make a distribution to Kmart in respect of Kmart's minority interest in 1995 earnings of such subsidiaries and Kmart's minority interest in all of the undistributed retained earnings of such subsidiaries with respect to prior periods. The actual amount of the contribution to capital made in connection with the elimination of the intercompany balances will depend on the amount of the intercompany balances between the Company and its subsidiaries and Melville and its subsidiaries outstanding, as well as the amount of retained earnings, as of the Distribution. For additional information, see "Unaudited Pro Forma Combined Financial Statements" and "Pro Forma Capitalization."

   The Company's primary source of liquidity is cash provided by operations. The earnings of the Company's businesses are seasonal in nature, with approximately 45% of operating profit earned in the fourth quarter due to the Christmas selling season. Other peak selling periods coincide with the Easter holiday and the back-to-school selling seasons. Working capital requirements vary with seasonal business volume and inventory buildups occurring prior to the peak periods. The Company is in discussions with prospective lenders regarding a credit facility that will permit borrowings in an amount sufficient to meet its working capital requirements and to fund trade letters of credit. The Company expects to have such a credit facility in place as of the Distribution. The Company believes that cash from operations, together with borrowings under such credit facility, will be adequate to fund operating expenses, working capital, capital expenditures and growth of the Company's business in accordance with the Company's business plan. As discussed under "Business -- Strategy" the Company may, from time to time, pursue strategic acquisitions or other new business opportunities, and may need to secure additional financing in connection with any such acquisitions or other business opportunities.

   Current assets decreased in 1995 primarily due to lower inventory levels and a reduced intercompany account balance with Melville. The lower inventories resulted from a decreased store base, effective inventory management, and write-downs of discontinued product lines. Prepaid expenses increased due to the deferred taxes related to the restructuring and asset impairment charges.

   Current liabilities increased due to an increase in accounts payable and accrued expenses. The accounts payable increase resulted primarily from improved working capital management. The increase in accrued expenses is due to the recording of the special charges, of which approximately $22 million will be paid in cash in 1996.

   Capital expenditures in 1995 were $93 million and related primarily to the construction of two state-of-the-art distribution facilities to be used by the Meldisco and Thom McAn operating units (one of which facilities was completed in 1995, with the other expected to be completed in 1996). The balance of such 1995 capital expenditures related to strategic management information systems at the Meldisco and Footaction operating units and to the opening, remodeling, relocation or expansion of Footaction stores. The Company plans to spend approximately $55 million on capital expenditures in 1996 relating primarily to the opening, remodeling, relocation or expansion of Footaction stores, with the balance relating to continuing investment in strategic management information systems at the Meldisco and Footaction operating units and to the completion of the second state-of-the-art distribution facility for the Meldisco and Thom McAn operating units.

   Following the Distribution and except as described below with respect to Kmart, the Company expects that it will retain all available funds for operation and expansion of its business, and does not anticipate paying any cash dividends to shareholders in the foreseeable future. See "Dividends." Prior to the Distribution, Meldisco expects to distribute to Kmart approximately $64 million, representing Kmart's minority interest in 1995 earnings of the Meldisco Subsidiaries and Kmart's minority interest in all of the undistributed retained earnings of such subsidiaries with respect to prior periods. Under its arrangement with Kmart, Meldisco will continue to distribute to Kmart in future periods a portion of Meldisco Subsidiary profits representing Kmart's minority interest in the Meldisco Subsidiaries. For additional information on Meldisco's relationship with Kmart, see "The Business -- Meldisco Relationship with Kmart."


                                 THE BUSINESS
Introduction

   FGI is a leading retailer of discount footwear, branded athletic footwear and apparel, and moderately-priced footwear. As of December 31, 1995, the Company operated 2,568 leased discount footwear departments in 50 states, Puerto Rico, the U.S. Virgin Islands, Guam, the Czech Republic, Slovakia, Mexico and Singapore through Meldisco, 439 branded athletic footwear and apparel specialty stores in 43 states and Puerto Rico through Footaction, and 315 moderately-priced footwear stores located primarily in the eastern U.S., Puerto Rico and the U.S. Virgin Islands through Thom McAn.

   The Company is a leading competitor in the U.S. retail footwear industry, which had sales of approximately $32.5 billion in 1995. In the discount footwear industry, the Company is the largest operator of leased footwear departments and is one of the three largest retailers of discount footwear. The Company's leased footwear operations had aggregate sales in 1995 of $1.2 billion representing approximately 3.7% and 7.5% of the industry's total dollar volume and aggregate unit sales, respectively. In 1994, the three largest retailers of discount footwear (including the Company) had aggregate sales of approximately $4.2 billion, representing approximately 66% of the discount footwear segment's total unit sales.

   As an operator of leased discount footwear departments, the Company believes that it has a lower fixed cost structure than its discount footwear competitors. Because of the Company's low fixed cost structure and its capital investment in 1995 and 1996 in a state-of-the-art distribution network and demand-driven merchandise replenishment system, the Company believes its discount footwear operating unit will be able to support substantial growth with minimal additional capital investment. The Company also believes that, through its merchandising and direct sourcing expertise, its discount footwear departments offer products of a quality/value mix that is superior to those of its discount competitors.
In addition, the Company believes that it has certain competitive advantages in advertising, resulting from the promotion of its discount footwear products through weekly newspaper inserts that have a circulation of approximately 70 million.

   Footaction is a leading mall-based specialty retailer of branded athletic footwear, apparel and related accessories for the active lifestyle consumer. Aggregate sales of Footaction have grown from $218 million in 1992 to $424 million in 1995, representing a compounded annual growth rate of 24.8% compared to .8% compounded annual growth rate over the same period in footwear sales of the athletic specialty store segment. Footaction achieved this sales growth through an aggressive store expansion program and strong same store sales growth. Same store sales for 1995, 1994 and 1993 increased by 13.1%, 2.4% and 2.7%, respectively.

   Footaction is recognized as being one of the first to offer the latest and most popular styles of branded athletic footwear and apparel from its key vendors such as Nike, Fila, Adidas and Reebok which are highly desired by its target customers, 12 to 24 year olds. The Company believes that its new "large store" prototype, 4,000 to 6,500 square feet in size, represents a point of differentiation from competitors and positions Footaction to achieve its growth plans. Footaction's marketing efforts are designed to build traffic, sales and brand awareness among its target customers. Footaction's advertisements typically feature both Footaction and branded products, and may include celebrity endorsements. A portion of the cost of such advertising is offset by co-operative advertising allowances.

   Through its Thom McAn unit, the Company markets moderately-priced men's and women's private label footwear and accessories to quality and value conscious customers. Thom McAn's merchandising and marketing strategies are designed to differentiate its mix of moderately-priced footwear and accessories from its competitors in terms of quality, styling and value. Thom McAn has developed a business relationship with Nine West whose sourcing and fashion expertise, the Company believes, will help Thom McAn enhance the quality and styling of its women's product offerings.

Strategy

   The Company's strategies are to achieve growth and increase profitability through (i) expansion of its businesses and (ii) improved operating performance within and across its operating units.

   Expansion

   Because of the Company's industry experience, expertise and vendor relationships, it is well positioned to take advantage of consolidation in the retail footwear industry. The Company's strategy is to expand by capitalizing on growth opportunities in the branded athletic footwear and apparel specialty store and discount footwear segments. In the branded athletic footwear and apparel specialty store segment, the Company intends to expand by opening new 4,000 to 6,500 square foot large store prototype Footaction stores in new and existing markets, expanding certain of its traditional 2,000 square foot prototype stores to the new large store prototype, and engaging in strategic acquisitions, as opportunities become available. Footaction also intends to continue marketing programs directed at its primary customer base of 12 to 24 year olds in an effort to build traffic, sales and brand awareness and the perception that Footaction is one of the first to offer the latest and most popular styles of branded athletic footwear and apparel. In the discount footwear segment, the Company intends to grow by implementing strategies designed to expand its existing discount footwear customer base and by entering into business arrangements with new lessors to operate additional leased discount footwear departments. As an operator of leased departments, these new arrangements would require little or no additional capital investment on the part of the Company. The Company is also developing other retail formats and concepts focused on leveraging its footwear industry expertise and infrastructure investments. In addition, the Company is actively pursuing international opportunities in the discount footwear segment consistent with the Company's strategic objectives.

   Improved Operating Performance

   The Company has undertaken various initiatives designed to increase sales and inventory turnover and to reduce costs. The Company is implementing a new state-of-the-art distribution network and a demand-driven merchandise replenishment system for its discount and moderately-priced operating units to complement Footaction's existing state-of-the-art facilities. These efforts are designed to reduce the cost of merchandise replenishment, significantly increase capacity utilization, provide greater flexibility with respect to inventory management practices, improve in-stock position and reduce the cost of and time involved in transporting inventory between factory and store. These initiatives are expected to be fully implemented by the end of 1996.
The Company is also developing for its discount and moderately-priced operating units a price management system designed to permit customized pricing at the individual store level to reduce the effect of markdowns and thereby improve profitability. The Company has also developed and recently implemented initiatives designed to allow store associates to focus increased attention on customer service. In connection with the Distribution, the Company is consolidating certain administrative and distribution functions. This consolidation is expected to improve the Company's operating performance and to reduce its operating expenses by approximately $4 million in 1996 and $12.5 million in 1997.

Store Locations

   The following table sets forth the location by State and country of each of the Company's Meldisco, Footaction and Thom McAn stores as of December 31, 1995.


STATE                    TOTAL     MELDISCO     FOOTACTION     THOM MCAN
-----                    ------    --------     ----------     ---------
ALABAMA                    54         46              8            --
ALASKA                     14         14             --            --
ARIZONA                    43         39              4            --
ARKANSAS                   14         14             --            --
CALIFORNIA                385        344             41            --
COLORADO                   64         52             12            --
CONNECTICUT                38         17              8            13
DELAWARE                   10          6              1             3
DISTRICT OF COLUMBIA       --         --             --            --
FLORIDA                   231        166             35            30
GEORGIA                    88         76             12            --
HAWAII                     12          4             --             8
IDAHO                      24         24             --            --
ILLINOIS                  107         94             13            --
INDIANA                    67         64              3            --
IOWA                       28         27              1            --
KANSAS                     23         18              5            --
KENTUCKY                   47         43              4            --
LOUISIANA                  47         32             14             1
MAINE                      13          8              2             3
MARYLAND                   61         36             12            13
MASSACHUSETTS              71         26             16            29
MICHIGAN                  143        127             11             5
MINNESOTA                  50         45              5            --
MISSISSIPPI                26         21              5            --
MISSOURI                   40         35              5            --
MONTANA                    14         13              1            --
NEBRASKA                   13         11              2            --
NEVADA                     28         26              2            --
NEW HAMPSHIRE              20         12              2             6
NEW JERSEY                 91         46             18            27
NEW MEXICO                 24         19              5            --
NEW YORK                  161         78             16            67
NORTH CAROLINA             94         78             14             2
NORTH DAKOTA                8          8             --            --
OHIO                      157        122             15            20
OKLAHOMA                   19         13              6            --
OREGON                     86         83              3            --
PENNSYLVANIA              152        118             12            22
RHODE ISLAND               10          6              1             3
SOUTH CAROLINA             43         36              7            --
SOUTH DAKOTA               12         12             --            --
TENNESSEE                  64         53             11            --
TEXAS                     177        100             69             8
UTAH                       39         37              2            --
VERMONT                     4          3             --             1
VIRGINIA                   76         54             10            12
WASHINGTON                149        138             11            --
WEST VIRGINIA              22         18              4            --
WISCONSIN                  58         55              3            --
WYOMING                    10          9              1            --
TOTAL U.S. STORES       3,231      2,526            432           273
PUERTO RICO                64         19              7            38
VIRGIN ISLANDS              6          2             --             4
CZECH                       6          6             --            --
SLOVAKIA                    6          6             --            --
MEXICO                      5          5             --            --
SINGAPORE                   3          3             --            --
ENGLAND                    --         --             --            --
GUAM                        1          1             --            --
TOTAL STORES            3,322      2,568            439           315

Operating Units

   The Company's discount footwear, branded athletic footwear and apparel, and moderately-priced footwear businesses are conducted through Meldisco, Footaction and Thom McAn, respectively.

   Discount Footwear Business

   Meldisco, the leading operator of leased footwear departments, has operated leased footwear departments in discount chains since 1961. As of December 31, 1995, Meldisco operated leased footwear departments in 2,178 Kmart department stores and in 390 PayLess Drug Stores and Thrifty Drug Stores (collectively, "PayLess Thrifty Drug Stores"). In its Kmart leased footwear departments, Meldisco sells a wide variety of family footwear, including men's, women's and children's dress, casual and athletic footwear, workshoes and slippers. The majority of the shoes offered by Meldisco in its leased footwear departments are private label brands, although Meldisco also sells some brand-name merchandise at discounted prices.

   Meldisco began operating Kmart footwear departments in 1962 and has been Kmart's exclusive operator of footwear departments since 1975. Each Meldisco leased footwear department operation in a Kmart store is conducted under a license agreement with Kmart pursuant to which a Meldisco Subsidiary receives the exclusive right to operate a footwear department in a Kmart store for the term of the agreement. Each Meldisco Subsidiary owns and sells the inventory as principal for its own account (and not as agent for the store) and itself employs the footwear department personnel. The arrangement is transparent to Kmart customers, since the department is operated under the store name. Kmart participates economically in the footwear department operations through receipt of certain fees, as well as dividends from its minority interest in the Meldisco Subsidiary. For a more detailed description of the terms of Meldisco's arrangement with Kmart, see "The Business -- Meldisco Relationship with Kmart."

   In its PayLess Thrifty Drug Store operations, Meldisco leases approximately 100 feet of selling space to display beachwear, slippers and other casual footwear in season. In exchange for the right to operate footwear departments in PayLess Thrifty Drug Stores, Meldisco pays certain fees calculated as a percentage of footwear sales.

   Meldisco has achieved net sales in excess of $1 billion in each year since 1986. For the fiscal year ended December 31, 1995, Meldisco's net sales of approximately $1.2 billion accounted for approximately 65% of the Company's net sales, and sales generated by Meldisco's Kmart operations accounted for approximately 95.7% of Meldisco's net sales.

   Meldisco is presently pursuing strategies designed to improve sales performance and profitability in the face of competitive pressures. In its Kmart operations, Meldisco seeks to improve sales performance by increasing unit sales to current customers while attracting new customers, particularly Kmart non-footwear shoppers. See "-- Merchandising -- Discount Footwear." Meldisco is implementing a state-of-the-art distribution network and demand-driven merchandise replenishment system which, when completed, the Company believes will reduce the cost of merchandise replenishment, significantly increase capacity utilization, provide the Company with maximum flexibility with respect to inventory management practices, improve in-stock position and reduce the cost of and time involved in transporting inventory between factory and store. See "The Business -- Purchasing and Distribution." The development and implementation of a new price management system will support customized pricing at the individual store level and thereby reduce the effect of markdowns on profitability. See "-- Merchandising -- Discount Footwear."

   The Company also plans to leverage its core competencies by entering into new leased footwear department operations, either with Kmart or with other parties, both in the U.S. and abroad. Within the U.S., Meldisco is exploring numerous opportunities for leased footwear operations that would offer a limited selection of Meldisco footwear (for example, in major grocery or drugstore chains). Abroad, Meldisco believes that opportunities for expansion exist in certain Eastern European markets characterized by fragmentation and unsophisticated competition and in Mexico and Canada.

         Competitive Environment -- Discount Footwear

   As the Company attempts to expand its leased footwear operations, it faces competition from other discount footwear retailers and from other operators of leased footwear departments.

   Retail Sales of Discount Footwear. The discount footwear industry is characterized by consolidation and extreme competitive pressures. Competition within the discount segment is heavily concentrated among four retailers. Payless ShoeSource, Inc. ("Payless") (which is not affiliated with PayLess Thrifty Drug Stores), and two discount department stores, Wal-Mart, Inc. and Dayton Hudson's Target, are Meldisco's primary retail footwear competitors.

   According to FMI, the market share of the discount footwear category has grown from 37.4% in 1991 to 40.8% of the total footwear retail market in 1994. Meldisco's unit market share, however, decreased from 8.4% in 1991 to 7.8% in 1994. The decrease in Meldisco's unit market share resulted primarily from the fact that its outlet base remained relatively static (up 100 doors to 2,353 over the three year period ended December 31, 1994) during a period in which its primary competitors added outlets at a compounded annual growth rate of 9.5%. Meldisco believes that its ability to protect its overall unit market share during this period of rapid growth by its primary competitors is attributable to the relative strength of Meldisco's business. See "Certain Considerations -- Arrangement with Kmart."

   Competition for Leased Footwear Departments. J. Baker, Inc.'s Morse Shoe division ("Morse") is Meldisco's primary competitor among operators of leased footwear departments. Morse, through its subsidiaries, operates leased self-selection footwear departments in discount and promotional department store chains located throughout the U.S., including footwear departments at Hills, Bradlees, and ShopKo stores. Morse constitutes a competitor insofar as Meldisco is seeking to expand its leased footwear department operations. However, neither Morse nor any other operator is a competitor with respect to Kmart since the terms of Meldisco's Master Agreement with Kmart provide for Meldisco's continued operation of Kmart's footwear departments through 2012, unless terminated earlier in the case of breach or certain other limited circumstances. For further information, see "The Business -- Meldisco Relationship with Kmart," and "Certain Considerations -- Arrangement with Kmart."

         Merchandising -- Discount Footwear

   Meldisco's merchandising strategy focuses on solidifying and building upon its current industry position while attracting Kmart shoppers who do not currently purchase their footwear at Kmart. The essence of this two pronged strategy is to satisfy Meldisco's core customer with high in-stock availability rates of traditional products while generating interest among Kmart's non-footwear shoppers by introducing a wider selection of well known national brands.

   Meldisco's traditional strength has been in seasonal, work, value-priced athletic, and children's shoes. Meldisco intends to solidify its strength in these segments by ensuring high levels of customer service and satisfaction. Meldisco's "narrow and deep" merchandising strategy and its planned systems innovations are designed to ensure that each store is well stocked in product lines that are particularly popular with Meldisco's core customers. Meldisco's demand-driven merchandise replenishment system, currently expected to be fully implemented by the end of 1996, will permit inventory management at the store, SKU and size level.

   Meldisco also seeks to attract more affluent Kmart non-footwear shoppers to the footwear department from other areas of the store. To this end, Meldisco will increasingly offer selected high quality footwear licensed by well known national brands at prices significantly lower than comparable merchandise sold by full price retailers. These branded products are also intended to change customer perceptions of "sameness" among discount footwear retailers. Licensed brands scheduled for introduction during 1996 and available only at Meldisco include "Black Ridge Mountain, A Division of the Timberland Co."; "Yosemite by Hi Tec"; "Baywatch Gear"; and "Cobbie Cuddlers," a brand name licensed from and styled by Nine West. Meldisco is currently conducting consumer research to assess the fit of additional brands in terms of price, positioning, and discount category suitability.

   Discount footwear retailers, including Meldisco and its primary competitors, currently pursue a policy of chain-wide uniform pricing. Meldisco is developing a price management system that will allow flexible pricing policies at the store level. The Company believes that this approach should reduce the impact of markdowns on overall profitability by focusing on a given shoe's performance in each store rather than chain averages. The Company further believes that the pricing flexibility afforded by the price management system will improve margins by identifying markets or products where strong sales performance indicates an opportunity for higher prices.

   Meldisco is also taking steps to increase customer perception of assortment availability without increasing store inventories. Meldisco believes that customer satisfaction and perception of assortment availability should improve as Meldisco develops and implements systems enabling it to offer the optimal product mix at the individual store level.

         Marketing -- Discount Footwear

   Meldisco believes that Kmart's typical footwear shopper generally parallels the average Kmart softlines shopper who is a "busy budget-conscious mom" in the 25 to 49 age group, employed at least part-time, has at least one child under 18 and reports a total annual household income between $25,000 and $65,000. Kmart's apparel and footwear shoppers do, however, tend to be less affluent than Kmart's overall clientele. Meldisco's marketing strategy is designed to support its overall business strategy of increasing purchases among traditional Kmart footwear shoppers while attracting more affluent current Kmart non-footwear shoppers to the footwear department from hardlines and other areas of the store.

   Meldisco's marketing strategy is designed to convey to prospective Kmart customers that Meldisco carries the right combination of product selection, quality, and price to render Meldisco-operated Kmart leased footwear departments their discount footwear destination of choice. This marketing effort will support Meldisco's overall business strategy of increasing current customer purchase occasions while drawing potential new customers into the Kmart footwear department. These themes will also be emphasized through advertisements in Kmart's weekly newspaper insert and other advertising media.

    Meldisco's point-of-sale marketing strategy complements its merchandising strategy of an enhanced assortment of branded products. Meldisco is continually reviewing all packaging and collateral materials to help communicate product developments and the availability of branded products. Point-of-sale signage will be used to communicate more effectively the availability of leather products and to support national brand and private label identification. Outpost displays in select areas featuring branded products will be used to attract Kmart's non-footwear customers into the footwear department.

   Meldisco currently pays Kmart a sales promotional fee that Kmart applies toward its footwear advertisements in the Kmart weekly newspaper insert, a publication with a circulation of approximately 70 million. Although Meldisco advertises primarily through the Kmart newspaper insert, it is investigating other alternatives to promote its products such as merge mail, consumer magazine advertising, television and radio advertising, and in-store distribution programs.

   Branded Athletic Footwear and Apparel Business

   Footaction is a leading mall-based specialty retailer of branded athletic footwear, apparel and related accessories for the active life-style consumer. At December 31, 1995, Footaction operated 439 stores in 43 states and Puerto Rico. Footaction's stores are located predominantly in enclosed regional and neighborhood malls anchored by major department stores to take advantage of customer traffic and the shopping preferences of Footaction's target customers.

   Footaction has been growing rapidly in recent years, with 1995 sales increasing 28% to $424 million and operating profit before special charges increasing 142% to $23 million. For the fiscal year ended December 31, 1995, Footaction accounted for approximately 23% of the Company's net sales and approximately 18% of the Company's operating profit before special charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Footaction is capitalizing on the importance of athletic footwear and apparel for its 12 to 24 year old target customers. Having the most up-to-date athletic footwear and apparel is an important consideration to these target customers. Athletic footwear and apparel are highly fashionable commodities and are acceptable for today's sports, casual, school and work wear. In addition, the Company believes endorsements of athletic wear by professional athletes, celebrities and other trend setters influence purchasing patterns and preferences among Footaction's image and status conscious target customers.

   Footaction seeks to differentiate itself from other branded athletic footwear and apparel retailers by increasing consumer awareness and name recognition of Footaction and establishing in the minds of its target customer group the perception that Footaction is one of the first to offer the latest styles. As part of this strategy, Footaction works with leading vendors such as Nike, Fila, Adidas and Reebok to design and develop product line exclusives based on unique designs or variations in color of the latest styles of popular brand-name footwear. See "-- Merchandising -- Branded Athletic Footwear and Apparel."

   Footaction is also in the process of refining its store concept. Footaction's new prototype store design is the 4,000 to 6,500 square foot "large store" format, which the Company believes can operate more profitably than its 6,500 to 12,000 square foot "superstore" format while satisfying the needs of its customers more effectively than its 2,500 square foot "traditional store" format. At December 31, 1995, 17 of the Company's 439 Footaction stores were of the large store format, 377 stores were of the traditional store format and 45 stores were of the superstore format. During 1996, the Company expects to open 39 new Footaction stores and remodel, relocate or expand 27 existing Footaction stores. For 1997 and 1998, the Company presently expects to open or convert 80 to 85 Footaction stores to the large store format. By the end of 1998, the Company expects that over half of the Footaction stores will be of the large store or superstore format.

     Historically, Footaction's core business has been branded athletic footwear retailing. Footwear sales accounted for 77% of Footaction's sales in 1995. Sales of athletic apparel and related accessories represented 16% and 7%, respectively, of Footaction's 1995 sales. Footaction seeks to increase sales of higher margin apparel and accessories which offer opportunities for sales and profit growth. See" --Merchandising -- Branded Athletic Footwear and Apparel."

   Footaction was founded by Charles Cristol who opened the first
Footaction store in Wichita Falls, Texas in 1976. In November 1991, Melville acquired Footaction, whose 131 stores were located primarily in the Sunbelt region, and converted Melville's existing chain of 124 Fan Club stores into Footaction stores. Thereafter, Footaction expanded nationally through new store openings and several small acquisitions.

         Competitive Environment -- Branded Athletic Footwear and Apparel

   Athletic Footwear. According to NPD/Smart Consumer Panel ("NPD"), in 1995, total retail sales of athletic footwear in the United States were $13.3 billion. Branded athletic footwear products accounted for approximately $11.6 billion (or 87.5%) of athletic footwear sales. The athletic footwear industry has experienced modest growth in recent years, with sales increasing at a compounded annual growth rate of 3.7% between 1991 and 1995. Most of the growth in sales of athletic footwear during this period came from unbranded products sold by discount retailers. Sales of unbranded athletic footwear increased at a compounded annual growth rate of 10.1%, while sales of branded products increased at a compounded annual growth rate of 2.9% between 1991 and 1995.

   Historically, the industry has been served by a variety of distribution channels, including mall-based specialty athletic footwear retailers, department stores, discount retailers, traditional shoe stores, sporting goods stores, and "category killers" (i.e., retailers providing a dominant assortment of selected lines of merchandise at competitive prices). Footaction competes in the brand-name segment of the athletic footwear market, and faces competition primarily from other mall-based athletic footwear stores and sporting goods stores. Department stores, out-of-mall discount retailers, traditional shoe stores and category killers constitute secondary competitors.

   According to NPD, in-mall sales accounted for approximately $5.4 billion (or 41%) of branded athletic footwear sales in 1995. Footaction believes that mall-based athletic footwear and apparel specialty retailers are well positioned to compete effectively in the future against non mall-based retailers. Total traffic in malls has been down in recent years, as has average time spent by consumers shopping in malls. Nevertheless, the U.S. Census Bureau projects that the population of 12 to 24 year olds will increase in the coming decades (peaking at 30.8 million in 2010), and surveys by Teen Research Unlimited ("TRU") indicate that malls remain popular with individuals in this age group. These customers regularly shop Footaction and its mall-based competitors in search of the latest styles.

   Within the mall environment, Footaction's primary competitors are Woolworth Athletic, Athletes Foot and The Finish Line. Woolworth Athletic is the dominant athletic footwear retailer, offering multiple formats designed to compete in this market segment including Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs, Athletic Express, and Going To The Game. The Finish Line competes on the basis of price, while Footaction, Woolworth Athletic and Athletes Foot are full-price retailers. Footaction believes that it can differentiate itself from its competitors by offering the latest styles demanded by fashion-conscious, status-oriented consumers in an exciting shopping environment.

   Athletic Apparel. Although industry statistics are difficult to obtain for the athletic apparel market, the Company believes that total retail sales of athletic apparel in the United States were $29.5 billion in 1994, based on a study conducted for the Company by an independent management consulting firm. Branded products accounted for approximately $8.9 billion (or 30%) of athletic apparel sales. The athletic apparel industry has experienced modest growth in recent years, with sales increasing an average of 5.3% in 1993 and 1994.

   Although athletic specialty stores are the primary source for athletic footwear, department stores and discounters constitute a much larger share of the athletic apparel market. Because athletic footwear specialty retailers have traditionally had comparatively low participation in the large athletic apparel market, Footaction believes that even a small increase in Footaction's market share could produce significant sales growth.

         Merchandising -- Branded Athletic Footwear and Apparel

   Footaction seeks to be one of the first to offer the most current and innovative brand-name athletic footwear and apparel available to its target customer group. Footaction carries the leading athletic footwear brands, including Nike, Fila, Adidas, Reebok, New Balance, Asics and Converse, as well as outdoor brands such as Timberland. Footaction also offers a selection of brand-name apparel and accessories including warm-up suits, T-shirts, athletic shorts, caps, socks and shoe care products. Apparel and accessory brands include Nike, Fila, Adidas and Reebok. The following table sets forth the approximate percentage of Footaction's net sales attributable to footwear, apparel and accessories:

             Approximate Percentage of Footaction's Net Sales

                                     1995      1994     1993
                                     ----      ----     ----
            Footwear........           77%      80%       81%
            Apparel.........           16       14        15
            Accessories.....            7        6         4
                                     ----      ----     ----
                                      100%     100%      100%
                                     ====      ====     ====

   Footaction constantly monitors product trends in order to identify styles which are, or may become, popular. Footaction's buyers regularly consult with vendor representatives, Footaction store and district managers, and consumers to stay abreast of fashion trends in athletic footwear and apparel. Footaction buyers visit key markets frequently to observe and survey individuals in the target customer group.

   A significant element of Footaction's merchandising effort is to work with leading vendors such as Nike, Fila, Adidas and Reebok to design and develop product line exclusives, based on unique designs or variations in color of the latest styles of popular brand-name footwear. These exclusives, which are available only at Footaction, have generally been very popular with Footaction's target customers and help to differentiate Footaction from other athletic footwear and apparel specialty retailers.

   Footaction tailors merchandise assortment and store space allocation to customer preferences at each store location. This is accomplished by recognizing subtle differences in fashion preferences and demographic factors in the region or market in which each store is located. This store-by-store merchandising involves differences in brands, sizes, colors, fabrication and timing or the assortment and space allocated to present such merchandise. Footaction maintains information systems designed to manage aged inventory, assuring that its product lines remain current.

         Marketing -- Branded Athletic Footwear and Apparel

   Footaction's primary customers are teens and young adults, age 12 to 24. Footaction believes that these core customers constitute 47% of total branded athletic footwear sales. According to TRU, 60% of teens claim to visit a mall in a given week. A NPD survey found that these target customers purchase 50% of their athletic footwear in malls. Footaction believes that, within the target age group, male and female teens
(age 12-17) are over-represented among Footaction customers, accounting for 33% of Footaction shoppers and 41% of sales.

   Footaction's marketing strategy is to build traffic, sales, and brand awareness with its primary customers by increasing awareness of Footaction among individuals in the target customer group and by increasing the perception among these individuals that Footaction is one of the first to have the latest styles. Footaction intends to continue to drive this strategy through a series of marketing initiatives.

   Footaction's media advertisements typically feature both Footaction and a branded product, and may include celebrity endorsements. A portion of the cost of such advertising is offset by co-operative advertising allowances. Footaction focuses its mass media advertising during key selling periods on males in the 12 to 24 year old age group. Footaction is also exploring cross-promotional opportunities with appropriate packaged goods manufacturers, professional athletic teams and other companies.

   In-store visual merchandising programs are also an important part of Footaction's marketing effort. Footaction believes these initiatives create excitement at the store level and support the marketplace message that Footaction carries the latest products. Footaction is developing a "Coming Soon" display to announce upcoming product launches, enhancing its presentation of new product with a "New Arrivals" tower for the latest lines, and special "exclusive tags" to highlight products only available at Footaction.

   Moderately-priced Footwear Business

   Thom McAn is a moderately-priced footwear specialty retailer, largely mall-based, which sells men's and women's private label footwear and accessories to quality and value conscious customers. As of December 31, 1995, Thom McAn operated 315 stores, located primarily in the Eastern U.S., Puerto Rico, and the U.S. Virgin Islands. Seventy-eight percent of Thom McAn's stores are located in enclosed regional and neighborhood malls, anchored by major department stores. The remaining stores are located in urban areas characterized by high customer traffic. Thom McAn has been a division of Melville since the first Thom McAn store was opened in 1922.

   The moderately-priced footwear retail market has come under pressure in recent years from rapidly expanding discounters at the lower end and department stores and non-traditional channels such as mail order businesses and apparel retailers at the higher end. As a result of the difficult competitive conditions in the moderately-priced footwear retail category, the Company has, since 1992, closed in excess of 450 Thom McAn stores that did not meet Thom McAn's sales, profit and return on investment objectives.

   The operating results of Thom McAn have been declining in recent years. Sales at Thom McAn for the fiscal year ended December 31, 1995 were $212 million, a 7% decrease from the previous year. These net sales represented approximately 12% of the Company's 1995 combined net sales. For the fiscal year ended December 31, 1995, Thom McAn had an operating loss before restructuring and asset impairment charges of $29.2 million versus an operating loss of $1.9 million in 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The Company will seek to reduce Thom McAn's operating expenses to restore operating profitability at the reduced level of sales. In this regard, the Company is consolidating certain administrative and distribution functions of Thom McAn with those of Meldisco, which includes the closing of Thom McAn's existing distribution center. Thom McAn inventory will thereafter be distributed through Meldisco's state-of-the-art distribution facilities. The Company will also seek to maximize the value of Thom McAn's leased real estate, including converting Thom McAn stores to Footaction stores where appropriate, and will continue to close certain Thom McAn stores that do not meet its sales, profit and return on investment objectives.

   A number of Thom McAn store lease commitments are short-term in nature. Scheduled store lease expirations for 1996, 1997 and 1998 are 37, 79 and 40, respectively. Sales in these stores represented 37% of Thom McAn's 1995 sales. Certain Thom McAn store leases have generally favorable economic terms that enhance Thom McAn's operating performance. At the time of renewal, however, these generally favorable leases may require economic commitments or new terms that do not meet the Company's sales, profit and return on investment objectives and, accordingly, may not be renewed.

         Competitive Environment -- Moderately-priced Footwear

   Thom McAn competes in the moderately-priced category of the retail footwear market, where retailers face competitive threats to market share from rapidly expanding discount chains on the lower end and from department stores and non-traditional channels such as mail order businesses and apparel retailers on the higher end. Thom McAn also faces competitive challenges within the moderately-priced category, primarily from department stores. In light of this competition, the total market share of the moderately-priced category has fallen from 20.9% of the retail footwear market in 1991 to 19.1% in 1994.

   Competition in the moderately-priced category also varies across geographic and gender lines. Thom McAn believes that the women's segment is the most competitive given women's willingness to cross-shop. Competitive conditions vary somewhat in certain New York City boroughs and in Puerto Rico, where Thom McAn faces additional competition from local, independent operators as well as from major national chains. In these regional markets, Thom McAn believes that it represents a viable moderately-priced alternative for the quality and value conscious customer.

         Merchandising -- Moderately-priced Footwear

   Thom McAn's merchandising strategy is to offer an improved assortment of higher quality products more favorably priced than those of its competition and thus differentiate Thom McAn offerings in terms of quality, styling and value. Thom McAn intends to differentiate itself from discounters by raising the quality and price point of its merchandise. Branded products made of leather will be emphasized as Thom McAn moves away from synthetics and lower end commodity products. Thom McAn intends to focus on its best-selling styles while filling local market needs through micro-marketing initiatives.

   As part of its strategy, Thom McAn is targeting the younger fashion-conscious female shopper by offering an improved assortment of fashionable women's shoes sourced through Thom McAn's relationship with Nine West. The Company believes that Nine West's sourcing and fashion expertise will help Thom McAn enhance the quality and styling of its women's product offerings. Thom McAn currently expects that by the end of 1996 approximately 35% of its product offerings will be sourced through its relationship with Nine West.

   The Company believes that Thom McAn has developed a strong ethnic customer base as indicated by the performance of stores in Puerto Rico, Miami, and certain boroughs of New York City. In these markets, Thom McAn believes that it represents a higher end alternative to the typical self-service discounter. Thom McAn seeks to exploit this ethnic market strength by developing regionalized merchandising and marketing strategies focused on the region or market in which each store is located. This micro-merchandising involves differences in brands, sizes, colors, fabrication and timing or the assortment and space allocated to present such merchandise.

   Thom McAn is currently testing a new self-selection store format designed to produce incremental sales while reducing labor costs. In the self-selection format, inventory is moved onto the selling floor, and customers are able to choose the appropriate size from the boxes located underneath the displayed pair. Assistance from trained sales associates is still available to customers preferring it.

         Marketing -- Moderately-priced Footwear

   Thom McAn's primary customers are women and men between the ages of 30 and 49. Thom McAn believes that customers in this age group currently account for approximately 59% of its total sales. Thom McAn believes that its customers are likely to have large families and be college educated, and that many are of ethnic origin. Thom McAn seeks to retain its appeal with its traditional customer base while continuing to target younger fashion-conscious customers, particularly women. Thom McAn believes its customers are sensitive to price but still desire fashion and quality and, accordingly, seeks to provide validated fashion at a fair price with consistent quality and service.

   Thom McAn's marketing effort is designed to emphasize the quality, styling and value of its moderately-priced footwear and accessories, and to increase awareness of its products among younger fashion-conscious customers. Thom McAn plans to communicate these marketing strategies through attractive, consistent, and informative signage, hangtags and displays, together with creative media campaigns.

Meldisco Relationship with Kmart

   Meldisco's relationship with Kmart is governed by a Master Agreement with Kmart effective as of July 1, 1995 and amended as of March 1996 (the "Master Agreement"). The following description of this agreement does not purport to be a full description thereof and is qualified in its entirety by reference to the Master Agreement itself, a copy of which is filed as an exhibit to the Form 10 of which this Information Statement is a part. Capitalized terms not defined herein are used as defined in the Master Agreement.

   Each license granted under the Master Agreement with respect to a Meldisco footwear department is held by a separate Meldisco corporation (each a "Meldisco Subsidiary"). The Company directly or indirectly, through another corporation in which the Company has a direct or indirect majority stock ownership interest (a "Company Group Member"), owns 51% of the capital stock of substantially all of the Meldisco Subsidiaries, and Kmart directly or indirectly, through another corporation in which Kmart has a direct or indirect majority stock ownership interest, owns the remaining 49% of the capital stock of these Meldisco Subsidiaries. Approximately 30 of the Meldisco Subsidiaries are wholly-owned by the Company or a Company Group Member.

   The Master Agreement grants to each Meldisco Subsidiary the non-transferable exclusive right and license to operate a Footwear Department in the applicable Kmart store and a non-transferable and non-exclusive license to use certain of Kmart's trademarks and service marks in connection with the operation of each Footwear Department (each Meldisco Subsidiary's licenses being referred to herein as a "License Agreement"). Each Meldisco Subsidiary is required to comply with Rules and Regulations established by Kmart with respect to the operation of the Footwear Departments. Each Meldisco Subsidiary is authorized to sell any footwear in the Footwear Department other than certain products which are specifically excluded. The Meldisco Subsidiary retains title to its merchandise until sale. Personnel working in each Footwear Department are employees of each Meldisco Subsidiary, and each Meldisco Subsidiary exercises control over such employees, including hiring, terminating, promoting and determining wages and work procedures.

   Kmart remits to Meldisco, as agent for each Meldisco Subsidiary, the cash sales receipts for the Footwear Departments less deductions for certain fees, which each Meldisco Subsidiary owes to Kmart with respect to the licensed Footwear Department. Such fees include a license fee equal to a fixed percentage of gross sales in the Footwear Department, a portion of which is allocated by Kmart for advertising for the Footwear Department and fees to defray certain costs and expenses related to fixtures, data terminals, employee discounts and certain other items. The total of each Meldisco Subsidiary's license fees during Kmart's fiscal year must equal or exceed a specified annual minimum which is calculated based on the total floor space comprising such Footwear Department on the last day of Kmart's fiscal year. To the extent that the after-tax profit of a Meldisco Subsidiary exceeds a certain threshold, such Meldisco Subsidiary also pays to Kmart a fee calculated as a percentage of such excess within 90 days following the end of such Meldisco Subsidiary's fiscal year. Each Meldisco Subsidiary that is jointly owned by Kmart and the Company or a Company Group Member also pays dividends once each fiscal year to Kmart in respect of Kmart's 49% minority equity interest in such Meldisco Subsidiary. So long as the aggregate cash balance of the Meldisco Subsidiaries at the end of a fiscal month is greater than $1 million, Kmart has the right to borrow 49% of such cash at an interest rate of 1% plus the 30-day LIBOR rate. The outstanding loan balance must be repaid in full by Kmart (i) as soon as such aggregate cash balance at the end of any month is negative and (ii) on an annual date specified in the Master Agreement.

   The initial Term of the Master Agreement is 17 years, commencing as of July 1, 1995 and expiring July 1, 2012, unless earlier terminated as set forth therein. All current and future License Agreements between Kmart and the Meldisco Subsidiaries are coterminous with the Master Agreement. At least 4 years prior to the end of the applicable Term or renewal Term, either party may give the other party written notice of its intent to renew the Master Agreement ("Renewal Notice") or to terminate the Master Agreement ("Termination Notice") at the end of the applicable Term or renewal Term. If renewed by means of Renewal Notice, the Master Agreement shall renew for a 15 year renewal Term commencing on the day following the end of the applicable Term or renewal Term. If either party gives Termination Notice to the other, the Master Agreement shall terminate at the end of the applicable Term or renewal Term. If neither party gives the other Renewal Notice or Termination Notice, the applicable Term or renewal Term shall be extended for a period ending on the date four years following either party's written notice to the other of its intent to terminate.

   During the Term and any renewal Term, the Master Agreement or any License Agreement may only be terminated: (i) by Kmart with respect to any Kmart store with a Footwear Department which is to cease to operate and be open for business to the public; (ii) by Kmart or Meldisco with respect to any affected Kmart store, in the event that any Footwear Department premises become unfit for use and occupancy by reason of material damage or destruction, or as a result of condemnation; (iii) by Kmart or Meldisco if the other party shall fail to make any material payments when due or to deliver any material accounting reports as required by the Master Agreement, or in the event of a material breach of any covenant, representation or warranty of the other party, subject to the right of the party so charged to cure the breach or failure within a specified period; (iv) by either party if Kmart or Meldisco shall fail to pay its debts when due or become subject to certain insolvency, bankruptcy or similar events; (v) at the option of the non-selling or non-transferring party, in the event of a sale or transfer of a majority of the outstanding shares of the other party to a single person or entity or an affiliated group under common control; or (vi) in the event that the Meldisco Subsidiaries fail to achieve the Performance Standards outlined in the Master Agreement.

   If the Master Agreement is terminated with respect to any stores under the circumstances described in the preceding paragraph, the applicable Meldisco Subsidiaries must remove all fixtures, furnishings, equipment and other property belonging to the Meldisco Subsidiary and surrender possession of the premises of the Footwear Department (1) in the case of clauses (i) or (ii) of the preceding paragraph, by the date specified in the written notice of termination, (2) in the case of clauses (iii) or (vi) of the preceding paragraph, within one year of receipt of notice, and (3) in the case of clauses (iv) or (v) of the preceding paragraph or upon the expiration of the Term or any renewal Term, within 30 days of receipt of notice. All property remaining after the specified date will become the property of Kmart. Upon such termination, Meldisco is required to pay all fees accruing through the termination date. Meldisco has agreed to indemnify Kmart from certain liabilities, including damages arising from any breach of the Master Agreement.

   Neither party may assign its rights or delegate its duties under the Master Agreement without the prior written consent of the other party. Either party may, however, assign its rights under the Master Agreement to a subsidiary or affiliate which is and shall remain wholly controlled by or under common control with such party.

Purchasing and Distribution

   The Company's sourcing and purchasing of product is conducted by the merchandising department of each of its operating units. A significant percentage of the Company's products are sourced or manufactured offshore, with China, Indonesia and Brazil being the most significant offshore sources. See "Certain Considerations -- Risks of Foreign Manufacturing." The Company believes that its purchasing volumes enable it to obtain product from suppliers on favorable terms.

   Footaction's product sourcing is driven by its relationships with athletic footwear and apparel vendors. Footaction buyers routinely meet with vendor representatives and visit key markets in an effort to build appropriate merchandise assortments.

   Previously, Meldisco products imported into the U.S. were shipped to one of four distribution centers, located in Rancho Cucamonga, California; Huntington, Indiana; Clinton, New Jersey; and Morrow, Georgia. Each of these facilities either has been closed or is scheduled to be closed by the end of 1996. A new state-of-the-art facility has been opened in Mira Loma, California, and a second state-of-the-art facility located in Gaffney, South Carolina, is expected to open in May 1996. Thom McAn's current distribution center in Brockton, Massachusetts will be closed during 1996, and inventory will thereafter be distributed through the Company's Gaffney, South Carolina facility. The new facilities are designed to reduce the cost of merchandise replenishment, significantly increase capacity utilization and provide the Company with maximum flexibility with respect to inventory management practices.

   Substantially all of Footaction's inventory is received and distributed through its state-of-the-art facility in Dallas, Texas. The facility, which began operation in late 1993, utilizes high speed sortation equipment, bar code scanning and radio frequency technologies to ship product to Footaction stores. When necessary, the facility has the ability to ship merchandise to all of its stores on the same day product is received.

Management Information Systems

   The Company has emphasized the development and implementation of strategic management information systems focused on enhancing productivity and improving inventory management and profit margins. The Company is developing common software applications that utilize relational database technology and client server architecture and tools. This approach has enhanced the speed of delivery of new systems and enhancements and puts powerful decision support tools in the hands of the users. Furthermore, the Company believes that this strategy will in the future result in the reduction of operating costs and productivity improvements. In an effort to reduce capital requirements and sharpen the focus on strategic efforts, the Company has entered into an "outsourcing" arrangement with Lockheed Martin for the purchase, maintenance and operation of all MIS hardware.

   The main thrust of application software development at Meldisco is currently the creation of systems that support inventory pipeline improvements. Components of this strategy include the implementation of a state-of-the-art distribution network and a demand-driven merchandise replenishment system. These systems are scheduled to be fully implemented by the end of 1996. When installed, these proprietary systems are expected to enhance the Company's long-term competitiveness. Future development efforts scheduled for completion by the first quarter of 1997 include a price management system designed to maximize product margins and/or inventory sell-through by customizing pricing policies at the individual store level, a demographic sales correlation system to support the division's micro-marketing efforts, a store labor management system designed to further support Meldisco's drive toward operational excellence and a size history analysis system to optimize the inventory purchasing function and support higher in-stock availability rates.

   Information systems efforts at Footaction will focus on supporting the needs of a rapidly growing business while maximizing the synergy with the Company's other operating units. The system development efforts are directed at merchandise allocation and replenishment applications, store automation and labor management, and client server based decision management tools. During 1996, a merchandise allocation and replenishment system designed to optimize use of available inventory will be implemented. The Company is in the process of installing an automated back office store system which includes labor management and scheduling, training, and paperless forms management. This system is designed to streamline the non-sale related activities and reduce paperwork at the store level. Decision support systems and tools in a client server environment are used today to analyze data and respond rapidly to changes in the marketplace.

   Thom McAn has recently implemented integrated merchandising and store systems. This has created an information systems framework that is capable of handling Thom McAn's business needs. In an effort to minimize operating costs, the Company will limit further information system investments at Thom McAn and seek to leverage information system development across the Company's other operating divisions. The Company expects to realize benefits by consolidating the distribution, human resources and finance functions of Thom McAn.

   To achieve substantial growth, the Company will continue to engage in the design and implementation of information systems necessary to support the Company's business objectives. This will be achieved by targeting information systems expenditures in areas that will have the greatest strategic impact for the Company. The Company plans to spend approximately $15 million in capital expenditures for information systems in 1996.

Legal Proceedings

   The Company is from time to time involved in routine litigation incidental to the conduct of its business, none of which, the Company believes, will have a material adverse effect on its financial position or results of operations.

Properties

   At December 31, 1995, Meldisco operated leased footwear departments in 2,568 stores. Collectively, these leased departments are located in all 50 states, Guam, Puerto Rico, the U.S. Virgin Islands, the Czech Republic, Slovakia, Mexico, and Singapore. All but 390 of the leased departments operated at December 31, 1995 were located in Kmart discount department stores. These 390 leased departments were located in PayLess Thrifty Drug Stores. Footaction has a nationwide presence, operating 439 stores in 43 states and Puerto Rico. At December 31, 1995, there were 315 Thom McAn stores, located primarily in the Eastern U.S., Puerto Rico and the U.S. Virgin Islands. Footaction and Thom McAn stores are primarily located in enclosed regional and neighborhood malls.

   Meldisco-operated footwear departments in traditional Kmart stores average 2,900 square feet and average 3,600 square feet in Super Kmart Centers. Meldisco's footwear departments in PayLess Thrifty Drug Stores generally occupy approximately 100 feet of selling space. Footaction's prototype format is the 4,000 to 6,500 square foot large store format. At December 31, 1995, 17 of the Company's 439 Footaction stores are of the large store format, 377 are of the traditional store format and 45 are of the superstore format. By the end of 1998, the Company expects that over half of the Footaction stores will be of the large store or superstore format. Thom McAn stores currently average approximately 3,200 square feet in size.

   Kmart and PayLess Thrifty Drug Stores provide Meldisco with store space to sell footwear in exchange for certain payments made by Meldisco. See "The Business -- Meldisco Relationship with Kmart." Footaction and Thom McAn typically occupy their stores pursuant to long-term leases. These leases call for minimum annual rent subject to periodic adjustments, plus other charges, including a proportionate share of taxes, insurance and common area maintenance, and, in some cases, percentage rent based on the store's sales volume.

   Meldisco's corporate offices are located in 130,000 square feet of leased office space in Mahwah, New Jersey. Meldisco's offices also serve as Company headquarters. Footaction's corporate offices are located in 28,000 square feet of leased office space in Dallas, Texas. Thom McAn's corporate offices occupy approximately 100,000 square feet in 250,000 square feet of leased office space in Worcester, Massachusetts. It is expected that certain Footaction and Thom McAn administrative and distribution functions will be consolidated at the Company's headquarters. Footaction will have relocated its corporate offices to an approximately 50,000 square foot facility in Irving, Texas prior to the Distribution. Meldisco has closed its distribution facility in Rancho Cucamonga, California and expects to close its distribution facilities in Huntington, Indiana, Clinton, New Jersey and Morrow, Georgia by the end of 1996. The Company has recently opened a state-of-the-art distribution facility in Mira Loma, California and expects to open a second state-of-the-art distribution facility in Gaffney, South Carolina in May 1996. Footaction leases distribution facilities in Dallas, Texas which will total 180,000 square feet as of the Distribution. Thom McAn currently leases a distribution center in Brockton, Massachusetts, which will be closed during 1996.

Employees

   As of December 31, 1995, the Company had approximately 17,200 employees, including approximately 8,300 at Meldisco, 5,100 at Footaction, and 3,800 at Thom McAn. Of Meldisco's approximately 8,300 employees, approximately 3,600 were employed full-time, and 4,700 were part-time employees. As of December 31, 1995, Footaction and Thom McAn had approximately 1,500 and 1,300 full-time and 3,600 and 2,500 part-time employees, respectively.

   Except for the Thom McAn division, none of the Company's employees are covered by collective bargaining agreements. Thom McAn employees in the New York City metro area, Worcester, Massachusetts and Brockton, Massachusetts have been unionized since 1922. The Company believes that its relationships with its employees are good.

Trademarks and Service Marks

   The Company or its subsidiaries own all rights to "Footaction" and "Thom McAn" for use as a trademark or service mark in connection with footwear and related products and services. The Company or its subsidiaries have registered or have common law rights to over 200 trademarks and or service marks under which the Company markets private label merchandise or its services. The Company either has registered or is in the process of registering its trademarks and service marks in foreign countries in which it may operate in the future. As necessary, the Company vigorously protects its trademarks and service marks both domestically and internationally.

                                  MANAGEMENT

Directors and Executive Officers

   The following tables set forth certain information as of , 1996, concerning the directors (and nominees as directors) and executive officers of the Company.

Name                       Age             Position
----                       ---             --------

J.M. Robinson              50      Chairman of the Board and Chief
                                     Executive Officer
Carlos E. Alberini         40      Chief Financial Officer
Maureen Richards           39      General Counsel and Corporate Secretary
Charles Messina            53      Chief Human Resources Officer
Stanley P. Goldstein       61      Director
George S. Day              58      Director
Terry R. Lautenbach        57      Director
Bettye Martin Musham       63      Director
Kenneth S. Olshan          63      Director
M. Cabell Woodward, Jr.    67      Director

      J.M. Robinson will be the Chairman and Chief Executive Officer of the Company as of the Distribution. Mr. Robinson has been President and Chief Executive Officer of the Meldisco division of Melville Corporation since June 1988. Prior to joining Meldisco, Mr. Robinson was President of Melville Corporation's Smart Step division (1987-1988).

      Carlos E. Alberini will be the Chief Financial Officer of the Company as of the Distribution. Mr. Alberini is currently a Vice President and the Acting Chief Financial Officer of Melville Corporation, having joined Melville in May 1995 as Vice President of Finance. Prior to that time, Mr. Alberini served as the Chief Financial Officer and Senior Vice President (1990-1995) and Vice President and Controller (1987 to 1990) of The Bon Ton Stores Inc., a chain of 64 department stores.

      Maureen Richards will be the General Counsel and Corporate Secretary of the Company as of the Distribution. Since October 1995, Ms. Richards has been Vice President and Corporate Counsel of Melville Corporation. She joined Melville in 1988 and served as its Corporate and Trademark Counsel and Assistant Secretary from October 1991 to October 1995.

      Charles Messina will be the Chief Human Resources Officer of the Company as of the Distribution. Mr. Messina has been the Vice President of Human Resources and International Sourcing and Specialty Retailing of the Meldisco division of Melville Corporation since January 1992. Prior to joining Meldisco, Mr. Messina was the Vice President, Operations and Personnel (1985-1992) at Morse Shoe, Inc.

      Stanley P. Goldstein is Chairman and Chief Executive Officer of Melville Corporation and, as of the Distribution, will also serve as a director of the Company. Mr. Goldstein has served in various capacities at Melville Corporation or its CVS division since 1969 including, in addition to his current titles, as President of Melville from January 1987 to January 1994; Executive Vice President of Melville Corporation from 1984 to December 1986; and, prior to that, President of the CVS division of Melville Corporation. Mr. Goldstein also serves on the board of NYNEX.

      Messrs. Robinson and Goldstein, currently directors of the Company, will be directors as of the Distribution. In addition, the Company expects that George S. Day, Terry R. Lautenbach, Bettye Martin Musham, Kenneth S. Olshan and M. Cabell Woodward, Jr. (who are nominees as directors) will be elected to the Company Board, and they have indicated their willingness to serve if so elected.

      Dr. George S. Day is a Professor of Marketing at The Wharton School, University of Pennsylvania and, as of the Distribution, will also serve as a director of the Company. Prior to joining the Wharton School in July 1991, Dr. Day was executive director of the Marketing Science Institute, an industry-supported research consortium. Dr. Day has been a consultant to such corporations as AT&T, Eastman Kodak, General Electric, U.S. West, Trinova Corporation, Unitel Corporation, DuPont and IBM Corporation.

      Terry R. Lautenbach is a director of Melville Corporation and a member of its Executive Committee. As of the Distribution, Mr. Lautenbach will also serve as a director of the Company. A retired Senior Vice President of IBM Corporation, Mr. Lautenbach is currently a director of Air Products Corp., Varian Associates, Inc. and Trustee of Loomis-Sayles Mutual Funds.

      Bettye Martin Musham, is President and Chief Executive Officer of GEAR HOLDINGS, INC., which she co-founded in 1977 and, as of the Distribution, will also serve as a director of the Company. Ms. Martin Musham is also a director of Brunswick Corporation, IO Electric, Peace Links and the World Service Council of the YWCA of the USA. Before launching GEAR, she was the United States Manager for Louis Vuitton and spent the prior 17 years in the talent and advertising industries.

      Kenneth S. Olshan was Chairman and Chief Executive Officer of Wells Rich Greene BDDP until October 1995. As of the Distribution, Mr. Olshan will serve as a director of the Company. Mr. Olshan currently serves on the Creative Review Board of the Advertising Council and the boards of the Central Park Conservancy, the National Multiple Sclerosis Foundation and Polytechnic University.

      M. Cabell Woodward, Jr. is a director of Melville Corporation and is Chairman of its Executive Committee. As of the Distribution, Mr. Woodward will also serve as a director of the Company. A retired Vice Chairman, Chief Financial Officer and Director of ITT Corporation, Mr. Woodward is currently a director of Capital Cities/ABC, Inc. and The Black & Decker Corporation and Trustee of a management investment company sponsored by Paine Webber.

      The Company will amend its Certificate of Incorporation prior to the Distribution to provide for a classified board of directors consisting of seven persons. The Company Board will be divided into three classes of directors. The term of office of the first class expires at the 1997 annual meeting, the term of office of the second class expires at the 1998 annual meeting and the term of the third class expires at the 1999 annual meeting. At each annual meeting held thereafter, a class of directors will be elected for a three year term to replace the class whose term has then expired. See "Certain Statutory, Charter and Bylaw Provisions -- Classified Board of Directors."

      The Company Board further expects to establish an Audit Committee and a Compensation Committee (the "Compensation Committee") following the Distribution.

Compensation of Directors

      Directors who are not currently receiving compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $10,000 and a $1,000 fee for each meeting of the Company Board or any committee that they attend and a $2,500 retainer fee for serving as a Committee chair. Non-employee directors will also participate in the 1996 Non-Employee Director Stock Plan. See "-- 1996 Non-Employee Director Stock Plan."

Executive Compensation

      The following sets forth annual salaries, effective on the Distribution, payable to the Chief Executive Officer and each of the three most highly compensated executive officers of the Company whose compensation is expected to exceed $100,000 on an annualized basis during the fiscal year ending December 31, 1996 (the "Named Executive Officers"):

Named Executive
Officers                                Title                      Salary
----------------       ---------------------------------------     ------
J. M.  Robinson        Chairman of the Board and
                       Chief Executive Officer
Carlos Alberini        Chief Financial Officer
Maureen Richards       General Counsel and Corporate Secretary
Charles Messina        Chief Human Resources Officer

   The Company intends to adopt a tailored compensation program that offers incentive award opportunities to management through performance-based plans authorized by the 1996 Incentive Compensation Plan (described below). Awards under the 1996 Incentive Compensation Plan may be made to Company executives, including those named above, each year reflecting the annual earnings performance of the Company and its business units as well as the annual achievement of strategic or qualitative goals in the same year. Target annual awards will be set as a percentage of salary. Actual awards thereunder, reflecting the annual assessment of performance, may be made in cash or in Company Common Stock.

   While long-term (or multiple year) awards under the 1996 Incentive Compensation Plan may also be made in Company Common Stock or in cash, the Company intends to institute a long-term incentive program that emphasizes Company Common Stock ownership for management. Therefore, the Company plans to introduce a long-term performance incentive plan that pays in Company Common Stock and grants of Company stock options to management, including those named above. In addition, stock ownership guidelines are being introduced for certain executives.

Compensation Committee Interlocks and Insider Participation

   The Company does not currently have a Compensation Committee. Prior to the Distribution, compensation was determined by the Company Board. Following the Distribution, the Company expects to establish a Compensation Committee comprised of independent directors.

Employment Agreements

   Prior to the Distribution, the Company expects to enter into employment agreements (each referred to in this section individually as an "Employment Agreement" and collectively as the "Employment Agreements"), effective on the Distribution, with the Named Executive Officers relating to their employment with the Company. The following summarizes the expected terms of such Employment Agreements and is qualified by reference to the full text of the Employment Agreements.

   The period of employment under the Employment Agreements extends initially for three years (five years in the case of Mr. Robinson), subject to automatic one-year extensions at the end of the initial term unless either party gives notice of non-renewal at least six months prior to expiration of the term. The Employment Agreements generally provide for payment of an annual base salary that will be reviewed each year, but may not be decreased from the amount in effect in the previous year. The Employment Agreements also generally provide for (i) non-competition for a period of two years subsequent to termination for any reason other than by the executive for "good reason" or by the Company without "cause" following a "change in control"; (ii) other restrictive covenants including non-disclosure, non-solicitation of employees and availability for litigation support; (iii) participation in certain benefit plans and programs (including pension benefits, disability and life insurance, and medical benefits); (iv) annual and long-term incentive compensation opportunities and participation in certain other compensation plans and programs on a basis generally not less favorable than provided to other similarly situated executives of the Company; and (v) deferred compensation arrangements. Mr. Robinson's Employment Agreement provides that his target annual incentive and long-term incentive opportunities may not be
less than         and         , respectively, of his base salary.

   The Employment Agreements provide for certain payments and benefits upon termination of the executive's employment in addition to payments and benefits accrued at the date of termination or otherwise payable thereafter under the Company's established plans and programs. If employment terminates due to death, the executive's beneficiaries will receive (i) twelve months of continued base salary; (ii) a pro rata cash payment of his or her target annual incentive opportunity; (iii) immediate vesting of restricted stock awards and payment of contingent share awards; (iv) immediate vesting of outstanding stock options and the right to exercise such options for one year or the remainder of the exercise period, if less;
(v) immediate vesting of outstanding awards under the Company's "Career Equity" program and a pro rata cash payment based on interim performance valuation; and (vi) immediate vesting of supplemental retirement benefits. If employment terminates due to disability, the executive will receive (i) six months of continued base salary; (ii) a pro rata cash payment of his or her target annual incentive opportunity; (iii) immediate vesting of restricted stock awards; (iv) continued vesting and payment of contingent share awards as if the executive had continued in employment; (v) continued vesting of outstanding stock options and the right to exercise such options for the remainder of the exercise period; (vi) continued vesting of outstanding awards under the Company's "Career Equity" program and payment based on valuation at the end of the performance period; (vii) immediate vesting of supplemental retirement benefits; and (viii) continued participation in all medical and life insurance plans (or if continued participation is not permitted, the after-tax amount needed to purchase such coverage on an individual basis) until the earlier of age 60 or the date the executive receives substantially equivalent benefits from a subsequent employer. If employment terminates due to normal retirement (after age 60) or approved early retirement (after age 55), the executive will receive (i) a pro rata cash payment of his or her annual incentive award based on performance valuation at the end of the year in which termination occurs; (ii) immediate vesting of restricted stock awards;
(iii) continued vesting and payment of contingent share awards as if the executive had continued in employment; (iv) continued vesting of outstanding stock options and the right to exercise such options for the remainder of the exercise period; (v) continued vesting of outstanding awards under the Company's "Career Equity" program and payment based on valuation at the end of the performance period; (vi) immediate vesting of supplemental retirement benefits; and (vii) continued participation in all medical and life insurance plans (or if continued participation is not permitted, the after-tax amount needed to purchase such coverage on an individual basis) until the earlier of age 60 or the date the executive receives substantially equivalent benefits from a subsequent employer.

   If employment is terminated by the Company for cause or voluntarily by the executive without good reason, no payment will be made for severance beyond earned but unpaid compensation. If employment is terminated by the Company for cause, the executive will forfeit all outstanding stock options (vested and unvested), all unearned incentive awards, all outstanding awards under the "Career Equity" program or "Founders Stock" program (vested and unvested), and all supplemental retirement benefits regardless of whether such benefits previously have vested.

   If employment is terminated by the Company without cause or by the executive for good reason prior to a change in control, the executive will receive (i) months ( months in the case of Mr. Robinson) of continued base salary; (ii) a pro rata cash payment of his or her target annual incentive opportunity; (iii) times ( times in the case of Mr. Robinson) his or her target annual incentive opportunity, payable in monthly installments over the -month severance period ( -month severance period for Mr. Robinson);
(iv) immediate vesting of restricted stock awards and payment of contingent share awards; (v) immediate vesting of outstanding stock options and the right to exercise such options during the -month severance period ( -month severance period for Mr. Robinson) or the remainder of the exercise period, if less; (vi) immediate vesting of outstanding awards under the Company's "Career Equity" program and a pro rata payment of such awards based on target performance; and (vii) continued participation in all medical and life insurance plans (or if continued participation is not permitted, the after-tax amount needed to purchase such coverage on an individual basis) until the earlier of the end of the -month severance period ( -month severance period for Mr. Robinson) or the date the executive receives substantially equivalent benefits from a subsequent employer. Following a change in control, the severance benefits otherwise payable in monthly installments will be paid in a cash lump sum, and the severance amounts payable to executives other than Mr. Robinson will be increased from months to months in the event employment is terminated by the Company without cause or by the executive for good reason within two years following a change in control.

   A "change in control" is defined in generally the same manner as under the 1996 Incentive Compensation Plan, as described below. "Good reason" is defined generally as demotion, reduction in compensation, unapproved relocation in the case of Mr. Robinson, material breach of the Employment Agreement by the Company, or, in the case of Mr. Robinson, failure to extend the term of the Employment Agreement to his 60th birthday. With the exception of Mr. Robinson, "good reason" is applicable only following a change in control. "Cause" is defined generally as a felony conviction that results in material damage to the Company or materially impairs the value of the executive's services to the Company, or willful acts or gross negligence that are demonstrably and materially damaging to the Company.

   If payments under the Employment Agreements following a change in control are subject to the "golden parachute" excise tax, the Company will make an additional "gross-up" payment sufficient to ensure that the net after-tax amount retained by the executive (taking into account all taxes, including those on the gross-up payment) is the same as would have been the case had such excise tax not applied. The Employment Agreements obligate the Company to indemnify the executives to the fullest extent permitted by law, including the advancement of expenses, and provide that the Company generally will reimburse an executive for expenses incurred in seeking enforcement of the Employment Agreement, unless the executive's assertion of rights was in bad faith or frivolous.

   The Employment Agreement with Mr. Robinson relates to his employment as Chairman and Chief Executive Officer and his agreement to serve as a Director. The Employment Agreements with Messrs. Alberini and Messina and with Ms. Richards relate to their employment as senior executives of the Company.

Supplemental Executive Retirement Plan

   Effective on the Distribution, the Company expects to adopt a Supplemental Executive Retirement Plan for Select Senior Management of Footwear Group, Inc. (the "Supplemental Retirement Plan"). The Supplemental Retirement Plan is designed to provide competitive retirement benefits to selected executives with at least ten years of credited service. The normal retirement benefit commencing at age 60 is equal to 2% of the average of the three highest salary amounts received by the executive in the preceding ten years plus actual annual bonus (before any deferrals) for each year (full and partial) of service with the Company from and after the Distribution. In the case of retirement on or after age 55 but before age 60, a reduced benefit is provided. Except in the event of a change in control (as defined in the Supplemental Retirement Plan) or as provided in the Employment Agreements referred to above, no benefits are payable to an eligible executive who terminates employment prior to age 55 or prior to completing ten years of credited service. Benefits are generally payable in annual installments for the life of the executive, but other forms of payment of equivalent actuarial value may be elected. In the event of a change in control, eligible executives then covered by the Supplemental Retirement Plan whose employment is terminated are entitled within the following 24-month period to receive their benefit in a lump sum payment, the amount of which is reduced if the executive has less than ten years of credited service and/or if the executive is less than age 60, payable at its present value.

1996 Incentive Compensation Plan

   Effective on the Distribution, the Company has adopted, and Melville Corporation as sole stockholder of the Company has approved, the 1996 Incentive Compensation Plan (the "1996 ICP"). It is anticipated that the Company's stockholders will be asked to ratify the adoption of the 1996 ICP at the Company's first annual meeting of stockholders following the Distribution in order to qualify certain compensation under the 1996 ICP as "performance-based compensation" that is tax deductible by the Company without limitation under Section 162(m) of the Code.

   The Company Board believes that attracting and retaining key employees of high quality is essential to the Company's growth and success. In addition, the Company Board believes that the long term success of the Company is enhanced by a competitive and comprehensive compensation program which may include tailored types of incentives designed to motivate executives and reward key employees for outstanding service, including awards that link compensation to applicable measures of the Company's performance and the creation of stockholder value. In this regard, stock options and other stock-related awards will be an important element of compensation for key employees. Such awards will enable the Company to attract and retain executives and key employees and enable such persons to acquire a proprietary interest in the Company and thereby align their interests with the interests of the Company's stockholders. In addition, the Company Board has concluded that the Compensation Committee of the Company Board (the "Compensation Committee") should be given as much flexibility as possible to provide for annual and long-term incentive awards contingent on performance.

   The following is a brief description of the material features of the 1996 ICP. Such description is qualified in its entirety by reference to the full text of the 1996 ICP.

   Types of Awards

   The terms of the 1996 ICP provide for grants of stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property ("Awards").

   Shares Subject to the 1996 ICP; Annual Per-Person Limitations

   Under the 1996 ICP, the total number of shares of Company Common Stock reserved and available for delivery to participants in connection with Awards is million, plus % of the number of shares of Company Common Stock issued by the Company during the term of the 1996 ICP (excluding issuances under the 1996 ICP, or any other compensation or benefit plan of the Company). Shares of Company Common Stock subject to an Award that is canceled, expired, forfeited, settled in cash, or otherwise terminated without a delivery of shares of Company Common Stock to the participant, including shares of Company Common Stock withheld or surrendered in payment of any exercise or purchase price of an Award or taxes relating to an Award, will again be available for Awards under the 1996 ICP, except that, if any such shares of Company Common Stock could not again be available for Awards to a particular participant under any applicable law or regulation, such shares of Company Common Stock shall be available exclusively for Awards to participants who are not subject to such limitation. Shares of Company Common Stock issued under the 1996 ICP may be either newly issued shares of Company Common Stock or Company Common Stock held in treasury.

   In addition, the 1996 ICP imposes individual limitations on the amount of certain Awards in order to comply with Code Section 162(m). Under these limitations, during any fiscal year the number of options, SARs, shares of restricted stock, shares of deferred stock, shares of Company Common Stock as a bonus or in lieu of other Company obligations, and other stock-based Awards granted to any one participant shall not exceed shares for each type of such Award, subject to adjustment in certain circumstances. The maximum amount that may be earned as a final annual incentive award or other cash
Award in any fiscal year by any one participant is $       million, and the
maximum amount that may be earned as a final performance award or other cash Award in respect of a performance period by any one participant is
$      million.

   The Compensation Committee is authorized to adjust the number and kind of shares of Company Common Stock subject to the aggregate share limitations and annual limitations under the 1996 ICP and subject to outstanding Awards (including adjustments to exercise prices and number of shares of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares of Company Common Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affects the Company Common Stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants. The Compensation Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

   Eligibility

   Executive officers and other officers and employees of the Company or any subsidiary, including any such person who may also be a director of the Company, are eligible to be granted Awards under the 1996 ICP. Following the Distribution, it is anticipated that approximately persons would be considered eligible for Awards under the 1996 ICP.

   Administration

   The 1996 ICP will be administered by the Compensation Committee, each member of which currently must be a "disinterested person" as defined under Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Code Section 162(m). Subject to the terms and conditions of the 1996 ICP, the Compensation Committee is authorized to select participants, determine the type and number of Awards to be granted and the number of shares of Company Common Stock to which Awards will relate, specify times at which Awards will be exercisable or settleable (including performance conditions that may be required as a condition thereof), set other terms and conditions of such Awards, prescribe forms of Award agreements, interpret and specify rules and regulations relating to the 1996 ICP, and make all other determinations which may be necessary or advisable for the administration of the 1996 ICP. The 1996 ICP provides that Compensation Committee members shall not be personally liable, and shall be fully indemnified, in connection with any action, determination, or interpretation taken or made in good faith under the 1996 ICP.

   Stock Options and SARS

   The Compensation Committee is authorized to grant stock options, including both ISOs which can result in potentially favorable tax treatment to the participant and non-qualified stock options (i.e, options not qualifying as ISOs), and SARs entitling the participant to receive the excess of the fair market value of the Company Common Stock on the date of exercise (or defined "change in control price" following a change in control) over the grant price of the SAR. The exercise price per share subject to an option and the grant price of an SAR is determined by the Compensation Committee, but must not be less than the fair market value of the Company Common Stock on the date of grant (except to the extent of in-the-money awards or cash obligations surrendered by the participant at the time of grant). The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment generally is fixed by the Compensation Committee, except that no option or SAR may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, shares of Company Common Stock, outstanding Awards, or other property (possibly including notes or obligations to make payment on a deferred basis) having a fair market value equal to the exercise price, as the Compensation Committee may determine from time to time. Methods of exercise and settlement and other terms of the SARs are determined by the Compensation Committee. SARs granted under the 1996 ICP may include "limited SARs" exercisable for a stated period of time following a "change in control" of the Company, as discussed below.

   Restricted and Deferred Stock

   The Compensation Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Company Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment and/or failure to meet certain performance requirements, prior to the end of a restricted period specified by the Compensation Committee. A participant granted restricted stock generally has all of the rights of a stockholder of the Company, including the right to vote the shares of Company Common Stock and to receive dividends thereon, unless otherwise determined by the Compensation Committee. An Award of deferred stock confers upon a participant the right to receive shares of Company Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment and/or failure to meet certain performance requirements prior to the end of a specified restricted period (which restricted period need not extend for the entire duration of the deferral period). Prior to settlement, an Award of deferred stock carries no voting or dividend rights or other rights associated with Company Common Stock ownership, although dividend equivalents may be granted, as discussed below.

   Dividend Equivalents

   The Compensation Committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of Company Common Stock, other Awards, or other property equal in value to dividends paid on a specific number of shares of Company Common Stock or other periodic payments. Dividend equivalents may be granted on a free-standing basis or in connection with another Award, may be paid currently or on a deferred basis, and, if deferred, may be deemed to have been reinvested in additional shares of Company Common Stock, Awards, or other investment vehicles specified by the Compensation Committee.

   Bonus Stock and Awards in Lieu of Cash Obligations

   The Compensation Committee is authorized to grant shares of Company Common Stock as a bonus free of restrictions, or to grant shares of Company Common Stock or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements, subject to such terms as the Compensation Committee may specify.

   Other Stock-Based Awards

   The 1996 ICP authorizes the Compensation Committee to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to the Company Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Company Common Stock, purchase rights for shares of Company Common Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Compensation Committee, and Awards valued by reference to the book value of the Company Common Stock or the value of securities of or the performance of specified subsidiaries. The Compensation Committee determines the terms and conditions of such Awards, including consideration to be paid to exercise Awards in the nature of purchase rights, the period during which Awards will be outstanding, and forfeiture conditions and restrictions on awards.

   Performance Awards, Including Annual Incentive Awards

   The right of a participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Compensation Committee. In addition, the 1996 ICP authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares of Company Common Stock or other Awards upon achievement of preestablished performance goals during a specified one-year period. Performance awards and annual incentive awards granted to persons the Compensation Committee expects to be, for the year in which a deduction arises, among the Chief Executive Officer and four other most highly compensated executive officers will, if so intended by the Compensation Committee, be subject to provisions that should qualify such Awards as "performance-based compensation" not subject to the limitation on tax deductibility by the Company under Code Section 162(m).

   The performance goals to be achieved as a condition of payment or settlement of a performance award or annual incentive award will consist of
(i) one or more business criteria and (ii) a targeted level or levels of performance with respect to each such business criteria. In the case of performance awards intended to meet the requirements of Code Section 162(m) with respect to such executive officers, the business criteria used must be one of those specified in the 1996 ICP, although for other participants the Compensation Committee may specify any other criteria. The business criteria specified in the 1996 ICP are: (1) earnings per share; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on net assets; return on investment; return on capital; return on equity;
(6) operating margin; (7) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; operating earnings; (8) total stockholder return; and (9) any of the above goals as compared to the performance of a published or special index deemed applicable by the Compensation Committee.

   In granting annual incentive or performance awards, the Compensation Committee may establish unfunded award "pools," the amounts of which will be based upon the achievement of a performance goal or goals using one or more of the business criteria described in the preceding paragraph. During the first 90 days of a fiscal year or performance period, the Compensation Committee will determine who will potentially receive annual incentive or performance awards for that fiscal year or performance period, either out of the pool or otherwise. After the end of each fiscal year or performance period, the Compensation Committee will determine the amount, if any, of the pool, the maximum amount of potential annual incentive or performance awards payable to each participant in the pool, and the amount of any potential annual incentive or performance award otherwise payable to a participant. The Compensation Committee may, in its discretion, determine that the amount payable as a final annual incentive or performance award will be increased or reduced from the amount of any potential Award, but may not exercise discretion to increase any such amount intended to qualify under Code Section 162(m).

   Subject to the requirements of the 1996 ICP, the Compensation Committee will determine other performance award and annual incentive award terms, including the required levels of performance with respect to the business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement.

   Other Terms of Awards

   Awards may be settled in the form of cash, shares of Company Common Stock, other Awards, or other property, in the discretion of the Compensation Committee. The Compensation Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Compensation Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The Compensation Committee is authorized to place cash, shares of Company Common Stock, or other property in trusts or make other arrangements to provide for payment of the Company's obligations under the 1996 ICP. The Compensation Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Company Common Stock or other property to be distributed will be withheld (or previously acquired shares of Company Common Stock or other property surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 1996 ICP generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except that the Compensation Committee may, in its discretion, permit transfers for estate planning or other purposes.

   Awards under the 1996 ICP are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Compensation Committee may, however, grant Awards in exchange for other Awards under the 1996 ICP, awards under other Company plans, or other rights to payment from the Company, and may grant Awards in addition to and in tandem with such other Awards, awards, or rights as well.

   Unless the Award agreement specifies otherwise, the Compensation Committee may cancel or rescind Awards if the participant fails to comply with certain noncompetition, confidentiality or intellectual property covenants. For instance, Awards may be canceled or rescinded if the participant engages in competitive activity while employed with the Company or within a specified period following termination of employment.

   Acceleration of Vesting

   The Compensation Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award, and such accelerated exercisability, lapse, expiration and vesting shall occur automatically in the case of a "change in control" of the Company (including cash settlements of SARs and "limited SARs" which may be exercisable only in the event of a change in control). In addition, the Compensation Committee may provide that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any "change in control." Subject to certain exceptions, the 1996 ICP generally defines a "change in control" as
(i) any person acquiring beneficial ownership of 25% or more of the outstanding Company Common Stock or the combined voting power of the Company's outstanding voting securities; (ii) the reorganization, merger, consolidation, complete liquidation or dissolution of the Company, sale or disposition of all or substantially all of the assets of the Company, or similar corporate transaction; or (iii) members of the Company Board serving at the effective date of the 1996 ICP, together with members first elected thereafter (excluding certain directors elected as a result of an actual or threatened election contest) with the approval of a majority of the original members and new members previously so approved, ceasing to constitute a majority of the Company Board. Upon the occurrence of a change in control, limited SARs and other Awards may be cashed out based on a defined "change in control price," which will be the higher of (i) the cash and fair market value of property that is the highest price per share paid (including extraordinary dividends) in any reorganization, merger, consolidation, liquidation or dissolution, or liquidation of shares following a sale of substantially all assets of the Company, or (ii) the highest fair market value per share (generally based on market prices) at any time during the 60 days before and 60 days after the change in control.

   Amendment and Termination of the 1996 ICP

   The Company Board may amend, alter, suspend, discontinue, or terminate the 1996 ICP or the Compensation Committee's authority to grant Awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if required by law or regulation or under the rules of any stock exchange or automated quotation system on which the Company Common Stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the 1996 ICP or broaden eligibility. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Company Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Unless earlier terminated by the Company Board, the 1996 ICP will terminate at such time as no shares of Company Common Stock remain available for issuance under the 1996 ICP and the Company has no further rights or obligations with respect to outstanding Awards under the 1996 ICP.

   Federal Income Tax Implications of the 1996 ICP

   The following is a brief description of the federal income tax consequences generally arising with respect to Awards under the 1996 ICP.

   The grant of an option or SAR will create no tax consequences for the participant or the Company. A participant will not recognize taxable income upon exercising an ISO (except that the alternative minimum tax may apply). Upon exercising an option other than an ISO, the participant must generally recognize ordinary income equal to the difference between the exercise price and fair market value of the freely transferable and nonforfeitable shares of Company Common Stock acquired on the date of exercise. Upon exercising an SAR, the participant must generally recognize ordinary income equal to the cash or the fair market value of the freely transferable and nonforfeitable shares of Company Common Stock received.

   Upon a disposition of shares of Company Common Stock acquired upon exercise of an ISO before the end of the applicable ISO holding periods, the participant must generally recognize ordinary income equal to the lesser of (i) the fair market value of the shares of Company Common Stock at the date of exercise of the ISO minus the exercise price, or (ii) the amount realized upon the disposition of the ISO shares minus the exercise price. Otherwise, a participant's disposition of shares of Company Common Stock acquired upon the exercise of an option (including an ISO for which the ISO holding periods are met) or SAR generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant's tax basis in such shares of Company Common Stock (the tax basis generally being the exercise price plus any amount previously recognized as ordinary income in connection with the exercise of the option or SAR).

   The Company generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an option or SAR. The Company generally is not entitled to a tax deduction relating to amounts that represent a capital gain to a participant. Accordingly, the Company will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares of Company Common Stock for the ISO holding periods prior to disposition of the shares of Company Common Stock.

   With respect to Awards granted under the 1996 ICP that result in the payment or issuance of cash or shares of Company Common Stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of shares of Company Common Stock or other property received. Thus, deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance. The Company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

   With respect to Awards involving the issuance of shares of Company Common Stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares of Company Common Stock or other property received at the first time the shares of Company Common Stock or other property become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A participant may elect to be taxed at the time of receipt of shares of Company Common Stock or other property rather than upon lapse of restrictions on transferability or the substantial risk of forfeiture, but if the participant subsequently forfeits such shares of Company Common Stock or property, the participant would not be entitled to any tax deduction, including as a capital loss, for the value of the shares of Company Common Stock or property on which he previously paid tax. The participant must file such election with the Internal Revenue Service within 30 days of the receipt of the shares of Company Common Stock or other property. The Company generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

         Awards that are granted, accelerated or enhanced upon the occurrence of a change in control may give rise, in whole or in part, to "excess parachute payments" within the meaning of Code Section 280G and, to such extent, will be non-deductible by the Company and subject to a 20% excise tax by the participant.

   The foregoing summary of the federal income tax consequences in respect of the 1996 ICP is for general information only. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws.


1996 Non-Employee Director Stock Plan

   Effective on the Distribution, the Company has adopted, and Melville Corporation as sole stockholder of the Company has approved, the 1996 Non-Employee Director Stock Plan (the "1996 Director Plan"). The 1996 Director Plan is intended to assist the Company in attracting and retaining highly qualified persons to serve as non-employee directors and to more closely align such directors' current and ongoing interests with those of the Company's stockholders by providing a significant portion of their total compensation in the form of Company Common Stock.

   The following summary of the material terms of the 1996 Director Plan is qualified in its entirety by reference to the full text of the 1996 Director Plan.

   Eligibility

   Under the 1996 Director Plan, only directors who are not employees of the Company or of any subsidiary or parent corporation of the Company are "non-employee directors" eligible to participate in the Plan.

   Option Grant

   An option to purchase shares of Company Common Stock (an "Option") will be automatically granted to each non-employee director upon the later of the Distribution or the initial election to the Company Board. Options granted under the 1996 Director Plan will be non-qualified stock options and will be subject to, among other things, the following terms and conditions:

         (i) The exercise price per share of Company Common Stock purchasable under an Option will be equal to 100% of the fair market value of Company Common Stock on the date of grant of the Option;

         (ii) Each Option will expire at the earliest of (a) ten years after the date of grant, (b) 12 months after the non-employee director ceases to serve as a director of the Company for any reason other than death, disability, or retirement at or after attaining age 65, or (c) immediately upon removal of the non-employee director for cause;

         (iii) Each Option will become exercisable as to 20% of the shares of Company Common Stock relating to the Option on each of the first five anniversaries of the date of grant, and will thereafter remain exercisable until the Option expires; provided that an Option previously granted to a participant (a) will be fully exercisable in the event of a Change in Control (as defined in the 1996 Director Plan), (b) will be fully exercisable after the non-employee director ceases to serve as a director of the Company due to death, disability, or retirement at or after attaining age 65 and (c) will be exercisable after the non-employee director ceases to serve as a director of the Company for any reason other than death, disability, or retirement at or after attaining age 65 only if the Option was exercisable at the date of such cessation of service; and

         (iv) Each Option may be exercised, in whole or in part, at such time as it is exercisable and prior to its expiration by, among other things, giving written notice of exercise to the Company specifying the number of shares to be purchased and accompanied by payment in full of the exercise price in cash (including by check) or by surrender of shares of Company Common Stock or a combination thereof.

   Stock Unit Grants

   The 1996 Director Plan also provides for automatic grants of stock units ("Stock Units") to each non-employee director on the Distribution and thereafter to each person who, at the close of business on the date of each annual meeting of the Company's stockholders commencing in 1997, is a non-employee director. Each Stock Unit represents the right to receive one share of Company Common Stock at the end of a specified period. Fifty percent of such Stock Units will be paid six months and a day after the grant date, provided the non-employee director has not ceased to serve as a director for any reason other than death, disability, or retirement at or after attaining age 65, except that payment of such Stock Units shall be accelerated in the event of a Change in Control. The remaining fifty percent of such Stock Units will be paid upon the later of ceasing to be a director or attaining age 65, provided that payment of such Stock Units shall be accelerated in the event of death, disability, or a Change in Control.

   Deferral

   The 1996 Director Plan permits a non-employee director to elect to defer receipt of all or a portion of the shares otherwise deliverable in connection with Stock Units. The 1996 Director Plan also permits a non-employee director to elect to defer receipt of fees otherwise payable in cash, with such deferred amounts deemed invested in Stock Units. The director may make such election for up to 100% of the fees otherwise payable to him or her, including annual retainer fees, fees for attendance at meetings of the Company Board or any committee and any other fees for service as director. If a director elects to defer fees in the form of Stock Units, the Company will credit a deferral account established for the director with a number of Stock Units equal to the number of shares of Company Common Stock (including fractional shares) having an aggregate fair market value at that date equal to the amount of fees deferred by the director. The deferral period applicable to Stock Units will be as elected by the director. However, all periods will end upon a Change in Control of the Company.

   Dividends

   When, as, and if dividends are declared and paid on Company Common Stock, dividend equivalents equal to the amount or value of any per share dividend will be credited on each then outstanding Stock Unit. Such dividend amounts will be deemed invested in non-forfeitable Stock Units, based on the then-current fair market value of Company Common Stock.

   Shares of Company Common Stock Available for Issuance

   A total of      shares of Company Common Stock are reserved and available
for issuance under the 1996 Director Plan. Such shares may be authorized but unissued shares, treasury shares or shares acquired in the market for the account of a director. If any Option or Stock Unit is canceled or forfeited, the shares subject thereto will again be available for issuance under the 1996 Director Plan. The aggregate number of shares of Company Common Stock issuable under the 1996 Director Plan and the number of shares subject to each automatic grant of Options or Stock Units will be appropriately adjusted by the Company Board in the event of a recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, exchange of shares or other securities of the Company, stock split or reverse split, stock dividend, certain other extraordinary dividends, liquidation, dissolution, or other similar corporate transaction or event affecting Company Common Stock, in order to prevent dilution or enlargement of directors' rights under the 1996
Director Plan.

   Administration

   The 1996 Director Plan will be administered by the Company Board, provided that any action by the Company Board shall be taken only if approved by vote of a majority of the directors who are not then eligible to participate in the 1996 Director Plan. The 1996 Director Plan may be amended, altered, suspended, discontinued or terminated by the Company Board without further stockholder approval, unless such approval is required by law or regulation or under the rules of any stock exchange or automated quotation system on which the Company Common Stock is then listed or quoted. Stockholder approval will not be deemed to be required under laws or regulations that condition favorable treatment of participating directors on such approval, whether or not the amendment would increase the cost of the 1996 Director Plan to the Company, although the Company Board may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable.

   Effective and Termination Dates

   The 1996 Director Plan will become effective upon the Distribution. Unless earlier terminated by the Company Board, the 1996 Director Plan will terminate when no shares remain available under the 1996 Director Plan and the Company and directors have no further rights and obligations under the 1996 Director Plan.

   Federal Income Tax Implications of the 1996 Director Plan

   The federal income tax consequences related to the grant and exercise of Options to non-employee directors under the 1996 Director Plan are substantially similar to the tax consequences described herein with respect to the grant of non-qualified stock options under the 1996 Incentive Compensation Plan. Directors will recognize ordinary income equal to the fair market value of Company Common Stock received in connection with the payment of Stock Units, and the Company will be entitled to a corresponding tax deduction at such time.


                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

   All of the outstanding shares of Company Common Stock are, and will be prior to the Distribution, held beneficially and of record by Melville.
Set forth in the table below is information as of March 1, 1996 with respect to the number of shares of Melville Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding Melville Common Stock, (ii) each director (and nominee as director) of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and officers of the Company as a group. Also set forth below are the number of shares of Company Common Stock that each such person or entity would own immediately after the Distribution on a pro forma basis. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name.


                                               MELVILLE                             COMPANY PRO FORMA
                                   ------------------------------           -----------------------------
                                    Number of                                  Number of
                                      Shares           Percent of               Shares         Percent of
                                   Beneficially       Outstanding            Beneficially      Outstanding
    Beneficial Owner                   Owned            Shares                  Owned             Shares
-------------------                -----------        ----------            -------------      -----------


Directors and Named
 Executive Officers(1)
  J. M. Robinson                      95,127             *
  Carlos Alberini                      1,986             *
  Maureen Richards                     8,650             *
  Charles Messina                     14,200             *
  Stanley P. Goldstein               639,768(3)          *
    One Theall Road
    Rye, NY 10580
  George S. Day                            0             0%
  Terry R. Lautenbach                  6,500             *
  Bettye Martin Musham                     0             0%
  Kenneth S. Olshan                        0             0%
  M. Cabell Woodward, Jr.             12,000             *

All Directors and Officers           778,231             *
     as a Group (10 persons)
Other 5% Stockholders
  Investco PLC(4)                 11,579,606             11.0%
    1315 Peachtree St., N.E .
    Suite 500
    Atlanta, GA 30309
  Putnam Investments,  Inc.(5)     6,802,100             6.5%
    One Post Office Square
    Boston, MA 02109
____________________
(*)   Less than 1%.
(1)   Except as otherwise indicated the address of each director and Named
      Executive Officer is c/o Footwear Group, Inc., 933 MacArthur Boulevard,
      Mahwah, NJ 07430.
(2)   Of the shares of stock shown as beneficially owned, the following shares are not currently owned but are subject to options which were outstanding on March 22, 1996 and were exercisable within 60 days thereafter: Mr. Robinson, 73,667 shares; Ms. Richards, 8,650 shares; Mr.
      Messina, 14,200 shares; Mr. Goldstein, 452,000 shares; Mr. Lautenbach,
      6,000 shares; and Mr. Woodward, 8,000 shares.  Since Messrs. Robinson and Messina and Ms. Richards will no longer be employees of Melville following the Distribution, they will have 90 days to exercise these outstanding options.
(3)   Of the shares shown opposite Mr. Goldstein's name, 9,434 shares are owned of record by a non-profit charitable foundation of which he is
      President and shares voting and investment power and 20,000 shares are owned by Mr. Goldstein's wife. Mr. Goldstein disclaims ownership of all such 29,434 shares.
(4)   Investco PLC ("Investco") filed a statement with the Commission dated
      February 2, 1996 on Schedule 13G under the Exchange Act, as the parent holding company in accordance with Rule 13d-1(b)(ii)(G) of the Exchange
      Act, disclosing beneficial ownership of greater than 5% of the Melville
      Common Stock (11,579,606 shares).  According to the statement, Investco and/or subsidiaries have shared voting power, and shared dispositive power over all shares, and Investco has certified that all of these shares were acquired in the ordinary course of business, and not for the purpose of changing or influencing the control of Melville.
(5)   A Schedule 13G dated January 29, 1929 was filed with the Commission on behalf of Putnam Investments, Inc. and its parent corporation, Marsh &
      McLennan Companies, Inc. (collectively "Putnam"), disclosing beneficial ownership of more than 5% of the Melville Common Stock (6,802,100 shares).  According to the statement, Putnam has shared voting power over 40,950 shares and shared dispositive power over 6,802,100 shares of
      Melville Common Stock.  These shares were acquired for investment purposes and not to change or influence the control of Melville.


                         DESCRIPTION OF CAPITAL STOCK

   The following description of the capital stock of the Company is based upon the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and its Amended and Restated Bylaws (the "Bylaws") which are to be in effect as of the Distribution, and by applicable provisions of law. The following description is qualified in its entirety by reference to such Certificate of Incorporation and Bylaws, which are filed as exhibits to the Form 10.

   The Company's Certificate of Incorporation authorizes the issuance of
shares of Company Common Stock, par value $.01 per share, and      shares of
preferred stock par value $.01 per share (the "Company Preferred Stock").

Company Common Stock

   Subject to the rights of the holders of any Company Preferred Stock which may be outstanding, each holder of Company Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Company Preferred Stock. Each holder of Company Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of Company Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Based on the number of shares of Melville Common Stock outstanding on and the distribution ratio of shares of Company Common Stock
for every      shares of Melville Common Stock, it is anticipated that there
will be approximately       shares of Company Common Stock outstanding upon
consummation of the Distribution.

   The shares of the Company Common Stock distributed in the Distribution will be fully paid and nonassessable.

Preferred Stock

   Under the Certificate of Incorporation, the Company Board will have the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidating preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of Company Common Stock, will be available for issuance without further action by the Company's stockholders, unless stockholder action is required by applicable law or by the rules of a stock exchange on which any series of the Company's stock may then be listed.

Registrar and Transfer Agent

   The Company will appoint the Registrar and Transfer Agent for the Company Common Stock prior to the Distribution Date.


                CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS

   Certain provisions of the Certificate of Incorporation and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. The following is a summary of certain of these provisions. The Certificate of Incorporation and Bylaws are filed as exhibits to the Form 10, and the following summary is qualified in its entirety by reference to such documents.

Classified Board of Directors

   The Certificate of Incorporation provides for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 1997 annual meeting, the term of office of the second class expires at the 1998 annual meeting, and the term of office of the third class expires at the 1999 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management -- Directors." Moreover, as is permitted under the Delaware General Corporation Law only in the case of a corporation having a classified board, the Certificate of Incorporation provides that directors may be removed only for cause.

   These provisions could prevent a stockholder (or group of stockholders) having majority voting power from obtaining control of the Company Board until the second annual stockholders' meeting following the date the acquiror obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company.

Stockholder Action by Written Consent; Special Meetings

   The Certificate of Incorporation provides that no action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, and that no action may be taken by the written consent of stockholders in lieu of a meeting. The Certificate of Incorporation also provides that special meetings of the Company's stockholders may only be called by the Company Board, the Chairman of the Company Board, the President or the Secretary of the Company. These provisions may make it more difficult for stockholders to take action opposed by the Board.

Certain Restrictions on Repurchase of Equity Securities by the Company

   The Certificate of Incorporation provides that, subject to certain exceptions, any direct or indirect purchase by the Company of any equity securities of the Company from any Five Percent Holder (as defined below) that has been the beneficial owner of such security for less than two years prior to the earlier of the date of such purchase or any agreement in respect thereof at a price in excess of Fair Market Value (as defined below) must be approved by the affirmative vote of the holders of not less than a majority of the total outstanding securities entitled to vote generally in the election of directors, excluding voting securities beneficially owned by such Five Percent Holder. "Fair Market Value" means the closing sale price on the trading day immediately preceding the earlier of the date of any such purchase of such equity securities or the date of any agreement in respect thereof (such earlier date being referred to as the "Valuation Date") of such equity security on the principal U.S. securities exchange on which such equity security is listed; or, if such security is not listed on any such exchange, the highest closing bid quotation with respect to such security on the Valuation Date on the National Association of Securities Dealers, Inc. Automated Quotation System; or if no such quotations are available, the fair market value of such security on the Valuation Date as determined by the Company Board in good faith.

   A "Five Percent Holder" is any person or entity that is the beneficial owner of an aggregate of 5% or more of the outstanding shares of Company Common Stock or of the total voting power of all outstanding securities of the Company entitled to vote generally in the election of directors.

Advance Notice Provisions

   The Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election as directors at any annual or special meeting of stockholders, or to bring business before an annual or special meeting of stockholders of the Company. The Bylaws provide that only persons who are nominated by, or at the direction of, the Company Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Bylaws also provide that at an annual or special meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Company Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Bylaws, for any such stockholder notice to be timely, such notice must be received by the Company in writing not less than 60 days nor more than 90 days prior to the meeting, or, in the event that less than 70 days' notice or prior public disclosure of the date of the annual or special meeting is given or made to stockholders, to be timely, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting or such public disclosure was made. Under the Bylaws, a stockholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at an annual or special meeting.

Preferred Stock

   Under the Certificate of Incorporation, the Company Board will have the authority, without further stockholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidating preferences, the number of shares constituting any such series and the designation of such series. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the stockholders of the Company.

Amendment of Certain Charter and Bylaw Provisions

   The Certificate of Incorporation provides that the Company Board may adopt, amend or repeal any provision of the Bylaws. The Certificate of Incorporation also provides that Bylaw provisions may be adopted, amended or repealed by the affirmative vote of stockholders holding not less than 80% of the total number of votes entitled to be cast in the election of directors.

   Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the Bylaws, the limitation of liability and indemnification of officers and directors and the provisions restricting certain repurchases of equity securities will require approval by the affirmative vote of stockholders holding at least 80% of the total number of votes entitled to vote generally in the election of directors.

Delaware Takeover Statute

   The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or
(iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interest stockholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The restrictions imposed by
Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) 12 months have passed after the corporation, by action of its stockholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section
203. The Company has not elected out of Section 203 and, therefore, the restrictions imposed by Section 203 will apply to the Company.

Liability and Indemnification of Directors and Officers

   Certain provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

   The Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by Delaware law. Under existing Delaware law, directors would not be personally liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This indemnification provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

   The Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed civil or criminal action or proceeding by reason of the fact that such person is or was a director of the Company or is or was serving at the request of the Company as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the officers, employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by Delaware law.

   The Company intends to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the Company's Certificate of Incorporation.

                          INDEPENDENT AUDITORS

   The Board of Directors of the Company has appointed KPMG Peat Marwick LLP as the Company's independent accountants to audit the Company's financial statements for fiscal year 1996. KPMG Peat Marwick LLP has served as Melville's auditors throughout the periods covered by the financial statements included in this Information Statement.

                          ADDITIONAL INFORMATION

   The Company has filed with the Commission a Registration Statement on Form 10 (the "Registration Statement," which term shall include any amendments or supplements thereto) under the Exchange Act with respect to the shares of Company Common Stock being received by Melville shareholders in the Distribution. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. For additional information, reference is made to the Registration Statement and the exhibits thereto, which are on file at the offices of the Commission and may be inspected and copied as set forth below.

   The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the Commission at Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th floor, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates.


                    INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                         Page
                                                                         ____

Independent Auditors' Report............................................  F-1

Combined Balance Sheets as of December 31, 1995 and 1994................  F-2

Combined Statements of Income for the Fiscal Years 1995, 1994 and 1993..  F-3

Combined Statements of Divisional Equity for the Fiscal Years 1995,
  1994 and 1993.........................................................  F-4

Combined Statements of Cash Flows for the Fiscal Years 1995,
  1994 and 1993.........................................................  F-5

Notes to Combined Financial Statements..................................  F-6



                         Independent Auditors' Report


To the Board of Directors and Shareholders of Melville Corporation:

We have audited the accompanying combined balance sheets of Footwear Group, Inc. as of December 31, 1995 and 1994, and the related combined statements of income, divisional equity and cash flows for each of the years in the three years ended December 31, 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Footwear Group, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three years ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in notes to combined financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective October 1, 1995 and changed its policy for accounting for the costs of internally developed software effective January 1, 1995.

KPMG Peat Marwick LLP

New York, New York
February 21, 1996


                             FOOTWEAR GROUP, INC.
                            Combined Balance Sheets
                          December 31, 1995 and 1994
                                ($ in millions)


      ASSETS                                         1995            1994
                                                  ----------      ----------

Current assets:

      Cash and cash equivalents                   $     26.3      $     13.9
      Accounts receivable, net                          56.1            49.3
      Due from parent and other divisions              710.8           727.7
      Inventories                                      282.6           347.3
      Prepaid expenses and other current assets         60.1            44.5
                                                  ----------      ----------

 Total current assets                                1,135.9         1,182.7

Property and equipment, net                            195.1           163.9

Goodwill, net of accumulated amortization of
  $6.3 in 1995 and $3.0 in 1994                         29.6            32.7

Deferred charges and other noncurrent assets            22.2             5.2
                                                  ----------      ----------
 Total assets                                     $  1,382.8      $  1,384.5
                                                  ==========      ==========


      LIABILITIES AND DIVISIONAL EQUITY

Current liabilities:
      Accounts payable                            $     59.6      $     39.4
      Accrued expenses                                 143.9           121.9
      Federal income taxes payable                        --             7.0
                                                  ----------      ----------
 Total current liabilities                             203.5           168.3

Long-term debt                                            .2              .2
Other long-term liabilities                             71.5            74.2
Minority interests in subsidiaries                      93.8           108.7
                                                  ----------      ----------
 Total long-term liabilities                           165.5           183.1
                                                  ----------      ----------
Divisional equity                                    1,013.8         1,033.1
                                                  ----------      ----------
 Total liabilities and divisional equity           $ 1,382.8       $ 1,384.5
                                                  ==========      ==========


         See accompanying notes to combined financial statements.



                             FOOTWEAR GROUP, INC.
                         Combined Statements of Income
                 Years Ended December 31, 1995, 1994 and 1993
                                ($ in millions)


                                      1995            1994            1993
                                    ---------       ---------       ---------

Net sales                           $ 1,827.3       $ 1,839.9       $ 1,713.1
Cost of sales                         1,282.8         1,269.1         1,168.5
                                    ---------       ---------       ---------

      Gross profit                      544.5           570.8           544.6

Store operating, selling, general
  and administrative expenses           419.3           390.1           362.4
Depreciation and amortization            26.7            25.9            20.9
Restructuring and asset impairment
  charges                                51.8              --              --
                                    ---------       ---------       ---------

      Operating profit                   46.7           154.8           161.3

Interest income, net                     37.5            26.9            20.7
                                    ---------       ---------       ---------

      Income before income taxes,
      minority interests and
      cumulative effect of
      change in accounting principle     84.2           181.7           182.0

Provision for income taxes               23.2            53.1            56.6
                                    ---------       ---------       ---------

      Income before minority
      interests and cumulative
      effect of change in
      accounting principle               61.0           128.6           125.4

Minority interests in net income         38.4            51.9            47.3
                                    ---------       ---------       ---------

      Income before cumulative
      effect of change in
      accounting principle               22.6            76.7            78.1

Cumulative effect of change in
  accounting principle, net               3.9              --              --
                                    ---------       ---------       ---------

      Net income                    $    18.7       $    76.7       $    78.1
                                    =========       =========       =========

         See accompanying notes to combined financial statements.


                             FOOTWEAR GROUP, INC.
                   Combined Statements of Divisional Equity
                 Years Ended December 31, 1995, 1994 and 1993
                                ($ in millions)

                                                                                                  Cumulative
                                                               Retained        Contributed        translation
                                           Common stock        earnings          capital          adjustment          Total
                                           ------------       ---------        -----------       ------------      ---------

Balance as of December 31, 1992            $        .1        $  894.5         $     42.2        $        --       $  936.8

Net income                                          --            78.1                 --                 --           78.1

Dividends paid to parent                            --           (36.7)                --                 --          (36.7)

Common stock redistributed by
   parent in conjunction with
   reorganization of subsidiary                    (.1)             --                 --                 --            (.1)
                                           ------------       ---------        -----------       ------------      ---------

Balance as of December 31, 1993                     --           935.9               42.2                 --          978.1

Net income                                          --            76.7                 --                 --           76.7

Dividends paid to parent                            --           (31.3)                --                 --          (31.3)

Translation adjustment                              --              --                 --               (1.3)          (1.3)

Recapitalization of subsidiaries by
   parent                                           .1              --               10.8                 --           10.9
                                           ------------       ---------        -----------       ------------      ---------

Balance as of December 31, 1994                     .1           981.3               53.0               (1.3)       1,033.1

Net income                                          --            18.7                 --                 --           18.7

Dividends paid to parent                            --           (38.2)                --                 --          (38.2)

Recapitalization of subsidiaries by
   parent                                           --              --               (1.4)                --           (1.4)

Translation adjustment                              --              --                 --                1.6            1.6
                                           ------------       ---------        -----------       ------------     ----------

Balance as of December 31, 1995            $        .1        $  961.8         $     51.6        $        .3       $1,013.8
                                           ============       =========        ===========       ============     ==========

         See accompanying notes to combined financial statements.



                             FOOTWEAR GROUP, INC.
                       Combined Statements of Cash Flows
                 Years Ended December 31, 1995, 1994 and 1993
                                ($ in millions)

                                                                            1995               1994               1993
Cash flows from operating activities:                                      ------             ------             ------

   Net income                                                              $ 18.7             $ 76.7             $ 78.1
   Adjustments to reconcile net income
    to net cash provided by operating activities:
      Restructuring and asset impairment charges                             51.8                 --                 --
      Cumulative effect of change in accounting principle                     9.5                 --                 --
      Minority interests in net income                                       38.4               51.9               47.3
      Depreciation and amortization                                          26.7               25.9               20.9
      Loss on disposal of fixed assets                                        8.0                8.2                8.7
      (Decrease) increase in deferred income taxes                          (16.8)              (2.0)              21.0
      Changes in operating assets and liabilities:
         (Increase) decrease in accounts receivable, net                     (3.5)              (9.5)              13.0
         Decrease (increase) in inventories                                  64.7              (37.2)              (9.7)
        (Increase) decrease in prepaid expenses, deferred charges
            and other assets                                                (24.2)              (3.4)               1.7
         Increase (decrease) in accounts payable and accrued
            expenses                                                          2.2               (7.8)              (9.3)
         (Decrease) increase in Federal income taxes payable and
            other liabilities                                               (11.4)              28.6              (40.5)
                                                                           ------             ------             ------

            Net cash provided by operating activities                       164.1              131.4              131.2
                                                                           ------             ------             ------

Cash flows from investing activities:
   Additions to property and equipment                                      (92.9)             (56.5)             (45.9)
   Acquisitions                                                              (1.5)               (.4)              (3.4)
                                                                           ------             ------             ------

            Net cash used in investing activities                           (94.4)             (56.9)             (49.3)
                                                                           ------             ------             ------

Cash flows from financing activities:
   Dividends paid to parent                                                 (38.2)             (31.3)             (36.7)
   Dividends paid to minority interests                                     (52.2)             (37.1)             (53.7)
   Increase (decrease) in book overdrafts                                    16.4                5.6               (8.7)
   Increase (decrease) in due from parent and other divisions                16.9              (21.1)              25.6
   (Decrease) increase in obligations under capitalized leases                (.6)               1.1               (5.6)
   Recapitalization of subsidiaries by parent                                (1.4)              10.9                 --
   Other                                                                      1.8               (1.4)               (.1)
                                                                           ------             ------             ------

            Net cash used in financing activities                           (57.3)             (73.3)             (79.2)
                                                                           ------             ------             ------

            Net increase in cash and cash equivalents                        12.4                1.2                2.7

Cash and cash equivalents beginning of year                                  13.9               12.7               10.0
                                                                           ------             ------             ------

Cash and cash equivalents at end of the year                               $ 26.3            $  13.9             $ 12.7
                                                                           ======             ======             ======

         See accompanying notes to combined financial statements.



                             FOOTWEAR GROUP, INC.

                    Notes to Combined Financial Statements


(1) Summary of Significant Accounting Policies

    Basis of Presentation

    The combined financial statements of Footwear Group, Inc. (the "Company") include all of the subsidiaries of the Meldisco, Thom McAn and Footaction divisions controlled directly or indirectly by Melville Corporation ("Melville" or the "Parent"). All interdivisional balances and transactions between the entities have been eliminated.

    The minority interests represent the 49% participation of Kmart Corporation ("Kmart") in the ownership of substantially all retail subsidiaries of Meldisco formed or to be formed from July 1967 until November 1, 2012 for the purpose of operating leased shoe departments in Kmart stores.

    The Parent allocates various expenses to its subsidiaries, including the Company. A summary of the amounts allocated to the Company for the years ended December 31 follows:
                                              1995        1994        1993
                                             ------      ------      ------
                                                   ($ in millions)

Costs of employee stock ownership plan       $  7.4      $  5.2       $ 5.9
Administrative expenses                         4.4         5.2         6.4
                                             ------      ------      ------
Total                                        $ 11.8      $ 10.4       $12.3
                                             ======      ======      ======

    Allocations to the Company are based on the Company's share of expense paid by the Parent on its behalf for consolidated programs. Such allocations may not be reflective of the costs which would be incurred if the Company operated on a stand-alone basis or which will be incurred in the future. Management believes that the basis for allocations was reasonable.

    Business

    The Company is a leading retailer of discount footwear, branded athletic footwear and apparel and moderately-priced footwear. Through its arrangements with Kmart, Meldisco is the leading operator of leased shoe departments and has operated since 1961. Meldisco also operates leased aisle space in Payless Drug Stores. Meldisco operated 2,568 leased discount footwear departments in the United States, Puerto Rico, the U.S. Virgin Islands, the Czech Republic, Slovakia, Mexico, Singapore and Guam at December 31, 1995.

    Footaction is a mall-based specialty retailer of branded athletic footwear, apparel and related accessories for the active lifestyle consumer. Footaction operated a chain of 439 retail athletic footwear and apparel stores in the United States and Puerto Rico at December 31, 1995.

    Thom McAn is a mid-priced footwear specialty retailer which is largely mall-based. Thom McAn operated 315 footwear stores located primarily in the eastern United States, Puerto Rico and the U.S. Virgin Islands at December 31, 1995.

    Accounting Changes

    Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

    Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred.

    Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," the cumulative effect of which was not material to the combined financial statements and, therefore, is not presented separately.

    Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," the cumulative effect of which was also immaterial to the combined financial statements and, therefore, is not presented separately.

    Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents

    Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost which approximates market.
    The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

    Inventories

    Inventories, principally finished goods, consist of merchandise purchased from domestic and foreign vendors and are carried predominantly at the lower of cost or market value, determined by the retail inventory method on a first-in, first-out (FIFO) basis.

    Property and Equipment

    Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of future minimum lease payments.

    Depreciation and amortization of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Amortization of leased property under capital leases is computed on a straight-line basis over the life of the lease. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives beginning in the year placed in service. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation accounts.

    Maintenance and repairs are charged directly to expense as incurred.
    Major renewals or replacements are capitalized after making the necessary adjustment on the asset and accumulated depreciation accounts of the items renewed or replaced.

    Impairment of Long-Lived Assets

    When changes in circumstance warrant measurement, impairment losses for store fixed assets are calculated by comparing projected individual store cash flows over the lease term to the asset carrying values.

    Deferred Charges

    Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

    Goodwill

    The excess of acquisition costs over the fair value of net assets acquired is amortized on a straight-line basis not to exceed 40 years. Impairment is assessed based on the profitability of the related business relative to planned levels.

    Store Opening and Closing Costs

    New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

    Advertising Costs

    The Company charges production costs of advertising to expense the first time the advertising takes place.

    Income Taxes

    The provision for Federal income taxes recorded by the Company represents the amount calculated on a separate return basis in accordance with a tax-sharing agreement with the Parent. State income taxes represent actual amounts paid or payable by the Company.

    Foreign Currency Translation

    The Company translates foreign currency financial statements by translating balance sheet accounts at the exchange rate as of the balance sheet date and income statement accounts at the average rate for the year. Translation gains and losses are recorded in divisional equity, and realized gains and losses are reflected in operations. The balance in the cumulative translation adjustment account relates principally to the Company's operations in Mexico. Transaction gains and losses were insignificant in 1995, 1994 and 1993.

    Postretirement Benefits

    The annual cost of postretirement benefits is funded as they arise and the cost is recognized over an employee's term of service to the Company.


(2) Restructuring and Asset Impairment Charges

    On October 24, 1995, Melville announced a comprehensive restructuring plan that includes the spin-off of the Company and the outsourcing of certain information processing and telecommunication functions. In connection with the initiation of the plan, approximately 100 stores are scheduled to be closed. As a result of this plan, a pretax charge of $51.8 million was recorded. Asset write offs included in the charge totaled $23.5 million, while the balance will require cash outlays, primarily in 1996. In connection with the various components of the plan, approximately 140 store employees and 130 administrative employees will be eliminated.

    The significant components of the restructuring and asset impairment charges, and the reserves remaining as of December 31, 1995 were as follows:

                                                            ($ in millions)
                                                          Recorded  Remaining
                                                          --------  ---------

         Lease obligations for store and office
           closings and abandonment of a
           warehouse facility                             $   8.0   $     7.8

         Exit costs                                          13.4        12.9

         Asset write offs related to outsourcing             12.5          --

         Severance and other employee benefit vesting         7.1         7.1
                                                          --------   --------
                                                             41.0        27.8
         Asset impairment charge in connection
         with the adoption of SFAS No. 121                   10.8          --
                                                          --------   --------
                                                          $  51.8    $   27.8
                                                          ========   ========

    The net sales and operating losses in 1995 of the stores to be closed were approximately $15.0 million and $7.0 million, respectively.

(3) Accounts Receivable

    Accounts receivable at December 31 consisted of the following:

                                                 1995       1994
                                                ------      ------
                                                 ($ in millions)

         Due from licensors                     $ 31.8      $ 27.7
         Other                                    25.3        22.2
                                                ------      ------
                                                  57.1        49.9
         Less allowance for doubtful
           accounts                                1.0          .6
                                                ------      ------
                Total                           $ 56.1      $ 49.3
                                                ======      ======

(4)    Prepaid Expenses and Other Current Assets

       Prepaid expenses and other current assets at December 31 consisted of the following:

                                                 1995        1994
                                                ------      ------
                                                 ($ in millions)

         Deferred income taxes                  $ 52.3      $ 36.9
         Other                                     7.8         7.6
                                                ------      ------
                Total                           $ 60.1      $ 44.5
                                                ======      ======

(5) Property and Equipment

    Property and equipment at December 31 consisted of the following:

                                                 1995        1994
                                               -------     -------
                                                 ($ in millions)

         Land                                  $  7.7      $  1.1
         Buildings and improvements              55.6        20.8
         Equipment and furniture                174.3       171.0
         Leasehold improvements                  78.3        75.7
         Leased property under capital
           leases                                 4.4         4.4
                                               -------     -------
                                                320.3       273.0
         Less accumulated depreciation
           and amortization                     125.2       109.1
                                               -------     -------
                Property and equipment, net    $195.1      $163.9
                                               =======     =======

(6) Accrued Expenses

    Accrued expenses at December 31 consisted of the following:

                                                 1995       1994
                                               ------      ------
                                                 ($ in millions)

         Taxes other than Federal
           income taxes                        $  9.3      $ 13.0
         Rent                                    29.2        45.2
         Salaries and compensated absences       10.4        11.7
         Restructuring reserves                  24.9         8.8
         Professional fees                       14.1         5.0
         Capital expenditures                    15.3         1.9
         Other                                   40.7        36.3
                                               ------      ------
                Total                          $143.9      $121.9
                                               ======      ======


(7) Long-Term Debt

    Long-term debt at December 31 consisted of the following:

                                                 1995       1994
                                               ------      ------
                                                 ($ in millions)

         National Shawmut Bank 9.5% Notes,
           due 1998                             $  .2      $   .2
         Other                                     .1          .1
                                               ------      ------
                                                   .3          .3

         Less current installments                 .1          .1
                                               ------      ------
                Total                           $  .2      $   .2
                                               ======      ======

    The aggregate long-term debt maturing during each of the next three years is as follows:

                  Year                                ($ in millions)
                  ----                                --------------

                  1996                                    $  .1
                  1997                                       .1
                  1998                                       .1
                                                           ------
                                                           $  .3
                                                           ======

(8) Other Long-Term Liabilities

    Other long-term liabilities at December 31 consisted of the following:

                                                 1995       1994
                                                ------     ------
                                                 ($ in millions)

         Employee benefit costs                $ 46.0      $ 43.5
         Deferred income taxes                   10.1        12.3
         Lease obligations for closed stores      7.7        10.2
         Other                                    7.7         8.2
                                               ------      ------
                                               $ 71.5      $ 74.2
                                               ======      ======

(9) Divisional Equity

    Divisional equity at December 31 consisted of the following:

    1995

                                                                  ($ in millions)
                                               Meldisco      Footaction      Thom McAn       Total
                                              ----------    ------------    -----------    ----------

     Common stock, no par value                   $   .1         $    --        $    --      $     .1
     Retained earnings                             629.4             1.4          331.0         961.8
     Contributed capital                             3.4            48.2             --          51.6
     Cumulative translation adjustment                .3              --             --            .3
                                              ----------    ------------    -----------    ----------

                                                  $633.2          $ 49.6         $331.0      $1,013.8
                                              ==========    ============    ===========    ==========

    1994

                                                                  ($ in millions)
                                               Meldisco      Footaction      Thom McAn       Total
                                              ----------    ------------    -----------    ----------

     Common stock, no par value                   $   .1         $    --       $     --      $     .1
     Retained earnings                             625.4             6.1          349.8         981.3
     Contributed capital                              .3            48.2            4.5          53.0
     Cumulative translation adjustment             (1.3)              --             --         (1.3)
                                              ----------    ------------    -----------    ----------

                                                  $624.5          $ 54.3         $354.3      $1,033.1
                                              ==========    ============    ===========    ==========

(10) Leases

     The Company leases retail stores, warehouses and office facilities under capital leases that expire through 2002.

     The Company also has noncancelable operating leases, primarily for retail stores, which expire through 2011. The leases generally contain renewal options for periods ranging from one to five years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are based on sales and profits. Net rental expense for all operating leases for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                    1995           1994          1993
                                -----------    ----------    -----------
                                            ($ in millions)
          Minimum rentals           $  99.3       $  90.8        $  93.7
          Contingent rentals          150.2         175.9          164.1
                                -----------    ----------    -----------
                                      249.5         266.7          257.8
       Less sublease rentals             .2            .2             .3
                                -----------    ----------    -----------

              Total                 $ 249.3       $ 266.5        $ 257.5

   At December 31, 1995, the future minimum lease payments under capital leases, rental payments under operating leases and future minimum sublease rentals excluding lease obligations for closed stores were as follows:

        Year                           Capital leases        Operating leases
        ----                           --------------        ----------------
                                                 ($ in millions)

        1996                             $    .4              $     56.8
        1997                                  .4                    52.7
        1998                                  .4                    48.5
        1999                                  .4                    41.3
        2000                                  .1                    38.2
        Thereafter                            .1                   114.0

           Total                         $   1.8              $    351.5
                                         -------              ----------

        Less amount representing interest     .4

        Present value of minimum lease
          payments                      $    1.4
                                        ========

           Total future minimum
             sublease rentals           $     .5             $       4.5
                                        ========             ===========

(11) Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                           1995          1994
                                                         --------       -------
                                                          ($ in millions)

Deferred tax assets:
   Restructuring and purchase accounting reserves         $ 21.2        $  9.6
        Inventories                                          6.8           8.0
        Postretirement benefits                             17.0          19.6
        Other                                                9.4           2.7
                                                         --------       -------
           Total deferred tax assets                        54.4          39.9
                                                         --------       -------

Deferred tax liabilities:
        Property and equipment                              10.1          12.3
        Other                                                2.1           3.0
                                                         --------       -------
           Total deferred tax liabilities                   12.2          15.3
                                                         --------       -------
           Net deferred tax assets                        $ 42.2        $ 24.6
                                                         ========       =======

     Based on the Company's historical and current pre=tax earnings, management believes it is more likely than not that the Company will realize the net deferred tax assets.

     The provision for income taxes is composed of the following:

                      1995         1994         1993
                    ---------    ---------    ---------
                              ($ in millions)
Federal                $ 15.9       $ 43.5       $ 44.9
State                     7.3          9.6         11.7
                    ---------    ---------    ---------
          Total        $ 23.2       $ 53.1       $ 56.6
                    =========    =========    =========


     Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:

                                                   1995       1994       1993
                                                   ----       ----       ----
                                                (Percent of pre-tax earnings)

         Effective tax rate                        27.5%       29.2%    31.1%
         State income taxes, net of Federal
           tax benefit                             (5.6)       (3.4)    (4.0)
         51% owned subsidiaries excluded from the
           Parent's consolidated Federal income
           tax return                              16.9         9.6      8.4
         Other                                     (3.8)       (0.4)    (0.5)
                                                   ----       ----       ----
         Statutory income tax rate                 35.0%       35.0%    35.0%
                                                   ====       ====       ====

    The provision for income taxes includes a net deferred tax benefit of $19.0 million in 1995 and net deferred tax charges of $11.4 million and $16.3 million in 1994 and 1993, respectively.

(12) Supplemental Cash Flow Information

    Cash payments for income taxes and interest for the years ended December 31, 1995, 1994 and 1993 were as follows:
                                               1995       1994        1993
                                             ------      ------     ------
                                                    ($ in millions)

       Income taxes                          $ 52.8      $ 40.6     $ 52.1
                                             ======      ======     ======

       Interest (net of amounts capitalized) $   .3      $   .6     $   .2
                                             ======      ======     ======


(13) Related Party Transactions

     Postretirement Benefits

     The Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

     The weighted average discount rate used to determine the accumulated postretirement benefit obligation ("APBO") was 6.89% and 8.67% at December 31, 1995 and 1994, respectively. The following table reflects the Company's accrued postretirement benefit costs as of December 31:

                                                          1995          1994
                                                         ------        ------
                                                        ($ in millions)
      Retirees                                            $ 13.0       $ 11.2
      Fully eligible active plan participants                1.3          1.9
      Not fully eligible active plan participants           12.5          7.9
                                                          ------       ------
     APBO                                                   26.8         21.0

      Unrecognized prior service cost                       11.6         12.5
      Unrecognized net gain                                  7.5          7.3
                                                          ------       ------

      Accrued postretirement benefit cost                 $ 45.9       $ 40.8
                                                          ======       ======

    Effective December 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $14.8 million to be amortized over 13 years. The Company's net periodic cost for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                              1995        1994        1993
                                            --------    --------    --------
                                                    ($ in millions)
      Interest expense                        $ 1.8       $ 1.7     $   1.9
      Service cost (net of prior service gain
       amortization)                            (.5)        (.3)        (.4)
      Amortization of gains                     (.3)         --          --
                                            --------    --------    --------

                                              $ 1.0       $ 1.4       $ 1.5
                                            ========    ========    ========

    For measurement purposes, a 10% increase in the cost of covered health care benefits was assumed for 1995. The rate was assumed to decline gradually to 5% in the year 2005 and remain at that level thereafter. A 1% increase in the health-care cost trend rate would increase the APBO at December 31, 1995 by $3.3 million and the 1995 annual expense by $0.3 million.

    401(k) Profit Sharing Plan

    The Parent has a qualified 401(k) profit sharing plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is a defined contribution plan, contains a profit sharing component with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code
    Section 401(k). Under the 401(k) component, the Parent matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting. The Parent charges to its divisions the portion of the expense related to these contributions based on the proportionate share of qualifying compensation at the Company to the total of all such compensation for all plan participants.

    Contributions to the plan by the Company for both profit sharing and matching of employee contributions were approximately $2.9 million, $2.6 million and $3.4 million for the years ended December 31, 1995, 1994 and 1993, respectively.

    Employee Stock Ownership Plan

    The Company's employees participate in the Parent's Employee Stock Ownership Plan ("ESOP"). The ESOP is a defined contribution plan for all employees meeting certain eligibility requirements. During 1989, the ESOP trust (the "Trust") borrowed $357.5 million at an interest rate of 8.6% through a 20-year loan guaranteed by the Parent. The Trust used the proceeds of the loan to purchase a new issue of convertible preference stock from the Parent.

    The Parent charges compensation expense to the Company based upon total payments due to the ESOP. The charge allocated to the Company is based on the Company's proportionate share of qualifying compensation expense and does not reflect the manner in which the Parent funds these costs or the related tax benefits realized by the Parent.

    Administrative Costs

    The Parent allocates other administrative expenses to the Company. Allocations are based on the Company's ratable share of expense paid by the Parent on behalf of the Company for the combined programs. The total cost allocated to the Company for the years ended December 31, 1995, 1994 and 1993 was $4.4 million, $5.2 million and $6.4 million, respectively.

    Melville Realty Company, Inc., a subsidiary of the Parent, guarantees the leases of certain stores operated by the Company and charges a fee for that service. This amounted to $1.3 million, $1.2 million and $1.0 million for the years ended December 31, 1995, 1994 and 1993, respectively.

    Loans

    The weighted average interest rate on loans to the Parent for the years ended December 31, 1995, 1994 and 1993 were 5.7%, 4.2% and 3.0%, respectively. The related interest income earned by the Company on such loans was $37.2 million, $27.1 million and $20.7 million in 1995, 1994 and 1993, respectively.

(14) Commitments and Contingencies

    At December 31, 1995, the Company had outstanding letters of credit of approximately $189.1 million which were used to guarantee certain foreign purchase contracts. The Company is not obligated under any formal or informal compensating balance agreements.

    The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's combined financial position, results of operations or liquidity.

(15) Countervailing Duty

    The U.S. Customs Service accused Brazilian companies of unfair trading practices during 1980 and 1981, when the Brazilian government was allegedly subsidizing its shoe manufacturers, and imposed an additional duty (the "countervailing duty") on all shoes imported from Brazil by U.S. companies during this time period. The Company accrued approximately $7.0 million for the estimated liability related to this matter between 1981 and 1988.

    In December 1994, the GATT Uruguay Round Agreements Act contained provisions which effectively ended the Brazil countervailing duty. Accordingly, the Company reversed the entire accrual which is reflected in the 1994 combined statement of income.

(16) Summary of Quarterly Results (Unaudited)

    Summary quarterly data for 1995 and 1994 is as follows:

                                  1st Quarter         2nd Quarter        3rd Quarter        4th Quarter          Total
                                 -------------       -------------      -------------      -------------       ----------
                                                                    ($ in millions)
Net sales
      1995.................           $  367.3            $  478.0           $  462.8           $  519.2       $  1,827.3
      1994.................              380.2               443.5              490.7              525.5          1,839.9

Gross profit
      1995.................               98.0               148.5              141.6              156.4            544.5
      1994.................              103.1               143.2              152.1              172.4            570.8

Net income (loss) before
 cumulative effect of
 change in accounting
 principle
      1995.................                1.6                21.3               18.3              (18.6)            22.6
      1994.................                1.6                18.9               20.0               36.2             76.7

Net income (loss)
      1995.................               (2.3)               21.3               18.3              (18.6)            18.7
      1994.................                1.6                18.9               20.0               36.2             76.7